Confidential Draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on September 29, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [•]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________________

BW Industrial Holdings Inc.
(Name of registrant as specified in its charter)

___________________________________

Delaware	1541	81-4516346
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2825 Wilcrest Drive, Suite 421
Houston, TX 77042
Tel: (832) 627-6852
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

___________________________________

Copies to:

Louis E. Taubman, Esq. Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Ave., 19th Floor New York, NY 10022 (212) 530-2210	William Rosenstadt, Esq. Yarona Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Fl. New York, NY 10017 (212) 588-0022

___________________________________

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of the registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [•], 2025

PROSPECTUS

[•] Shares of Common Stock

BW Industrial Holdings Inc.

This prospectus relates to an initial offering of up to [•] shares of common stock, $0.0001 par value (the “Common Stock”), of BW Industrial Holdings Inc., a Delaware corporation (the “Company”), on a firm commitment basis (the “Offering”). We anticipate that the initial public offering price will be between $[•] and $[•].

We have reserved the symbol “[•]” for purposes of listing our Common Stock on the Nasdaq Global Market (“Nasdaq”) and plan to apply to list our Common Stock on Nasdaq. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Common Stock will be approved for listing on Nasdaq.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Additionally, we are, and following the completion of this Offering, will continue to be, a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c). Yunlong Zhang, our controlling stockholder, will be able to exercise approximately [•]% of the aggregate voting power of our issued and outstanding shares of Common Stock and will be able to determine all matters requiring approval by our stockholders, immediately after the consummation of this Offering, assuming the sales of [•] shares of Common Stock we are offering. Yunlong Zhang has served as our CEO and Director since November 2016. For further information, see “Principal Stockholders” and “Prospectus Summary — Our Relationship with Our Controlling Stockholder — Yunlong Zhang.” As a “controlled company”, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements. Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future, and if so, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Prospectus Summary — Implications of Our Being a Controlled Company” and “Risk Factors — Risks Relating to Our Capital Stock and Trading — We will be a ‘controlled company’ within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements”.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

An investment in our Common Stock is speculative and involves a high degree of risk. See “Risk Factors” beginning at page 11 to read about factors you should consider before buying our Common Stock.

	Per Share		Total Without Over-Allotment Option		Total With Over-Allotment Option
Assumed Initial public offering price of Common Stock(1)	$	[•]	$	[•]	$	[•]
Underwriting discounts(2)	$	[•]	$	[•]	$	[•]
Proceeds to our company before expenses(3)	$	[•]	$	[•]	$	[•]

____________

(1)      Assumes an initial public offering price of $[•] per share of Common Stock, the [•] of the range set forth on the cover page of this registration statement.

(2)      Represents underwriting discounts equal to 6.0% per share of Common Stock. Does not include an unaccountable expense allowance equivalent to one percent (1%) of the gross proceeds received by the Company from the sales of the shares of Common Stock payable to the underwriters, excluding the Over-Allotment Option. We refer you to “Underwriting” beginning on page 74 of this prospectus for a description of compensation payable to the underwriters.

(3)      We have agreed to grant a 45-day option to the representative of the underwriters to purchase up to an additional [•] shares of Common Stock (the “Over-Allotment Option”), on the same terms and conditions as set forth above solely to cover over-allotments, if any [•]. See “Underwriting” beginning on page 74 for more information.

The Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares of Common Stock if any such shares of Common Stock are taken. We have granted the Representative an option, exercisable for 45 days after the closing of this Offering, to purchase up to an additional 15% of the shares of Common Stock on the same terms as the other shares of Common Stock being purchased by the Representative from us.

The underwriters expect to deliver the shares of our Common Stock against payment in U.S. dollars in New York, New York on or about [•], 2025. In addition, we will pay additional items of value in connection with this Offering that are viewed by the Financial Industry Regulatory Authority (“FINRA”), as underwriting compensation. These payments will further reduce proceeds available to us before expenses.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Eddid Securities USA Inc.

The date of this prospectus is [•], 2025

Neither we nor the underwriters have authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. Information contained in this prospectus or in our other public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective filing dates, regardless of the time of delivery of this prospectus or of any sale of the shares of Common Stock. Our business, financial condition, results of operations and prospects may have changed since those dates. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

For Investors Outside the United States:    The underwriters are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Common Stock and the distribution of this prospectus outside the United States.

Unless the context indicates otherwise, as used in this prospectus, the terms “BW Holdings,” “Company,” “we,” “us,” “our,” “our company” and “our business” refer, to BW Industrial Holdings Inc., including its subsidiaries named herein. “Bestwater” or “BW Construction” are to Bestwater USA Inc. (d/b/a BW Industrial Construction), a corporation organized under the laws of Texas, and a wholly owned subsidiary of BW Holdings.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

i

COMMONLY USED DEFINED TERMS

Unless the context otherwise requires, in this registration statement references to:

•        “BW Holdings” refers to BW Industrial Holdings Inc.

•        “Bestwater” or “BW Construction” refers to Bestwater USA Inc. (dba. BW Industrial Construction), a wholly owned subsidiary of BW Holdings.

•        “Company” refers to BW Holdings and its wholly owned subsidiary Bestwater or BW Construction.

•        “Common Stock” refers to shares of the Company’s common stock, $0.0001 par value per share.

•        “Eddid” refers to Eddid Securities USA Inc.

•        “EPC” refers to engineering, procurement, and construction services.

•        “Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•        “FINRA” refers to the Financial Industry Regulatory Authority, Inc.

•        “Fiscal year” refers to the period from January 31 of each calendar year to December 31 of the following calendar year.

•        “MEP” refers to mechanical, electrical, and plumbing services.

•        “OSHA” refers to the U.S. Occupational Safety and Health Administration.

•        “PRC” and “China” refer to the People’s Republic of China.

•        “Quality Control Manager” refers to the individual in charge of implementing, monitoring, and enforcing all quality assurance and quality control procedures.

•        “Securities Exchange Commission,” “SEC,” “Commission” or similar terms refer to the Securities Exchange Commission.

•        “Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

•        “Securities Act” refers to the Securities Act of 1933.

•        “United States,” “U.S.” and “US” refer to the United States of America.

ii

PROSPECTUS SUMMARY

The following summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Common Stock. You should carefully read this prospectus in its entirety before investing in our Common Stock, including the information discussed in the section titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus.

Business Overview

We are a U.S.-based engineering, procurement, and construction (EPC) company that provides design, construction, and integration services for critical process systems across multiple industrial sectors. We serve companies in automotive parts manufacturing, energy storage and battery manufacturing, renewable energy infrastructure, electronics production, advanced manufacturing, and semiconductor fabrication industries.

Our business has been built on serving international companies, seeking to establish and expand their manufacturing operations in the United States. We believe this foundation gives us deep expertise in navigating complex regulatory frameworks, international business practices, and the technical requirements of sophisticated manufacturing processes. We are now leveraging these capabilities to expand our client base to include domestic and more foreign companies with similar technical and project execution needs, and to explore opportunities in public sector projects.

We believe our Houston headquarters positions us strategically to serve clients throughout North America, with proximity to major industrial corridors, suppliers, and skilled labor markets. We believe our experience bridging international standards with U.S. regulatory requirements, combined with our track record in complex industrial projects, enables us to deliver efficient, compliant solutions for clients seeking comprehensive EPC services.

For the years ended December 31, 2023 and 2024, our revenue was approximately $29.1 million and approximately $102.0 million, respectively. The revenue from EPC services accounted for approximately $28.0 million, representing 96% of the total revenue for the year ended December 31, 2023, and approximately $102.0 million, representing 100% of the total revenue for the year ended December 31, 2024, respectively. Our net income was approximately $4.1 million and approximately $7.8 million for the years ended December 31, 2023 and 2024, respectively.

We are dependent on large construction projects for which we recognize revenue over time. These projects can take up to several months or more than one year. Such projects represent a significant portion of our total revenue and as a result, our financial performance in any given reporting period or fiscal year may fluctuate due to the timing and completion of such projects, as well as the number and size of such projects in any given year.

In addition, our customers typically have the unilateral right to terminate existing contracts without cause. Upon any such termination for convenience, we are entitled to receive compensation for the work we have already performed and for the costs incurred by us as a result of such termination, but we would not be able to receive the full amount of revenues that would have been generated had the project continued through completion. This termination structure provides our customers with flexibility but also introduces the risk that a significant project could be terminated prior to completion, which could impact our revenues and results of operations.

History and Corporate Structure

BW Holdings was incorporated in Delaware on April 28, 2025, and is headquartered in Houston, Texas. The Company operates through its wholly owned operating subsidiary, Bestwater USA Inc. (“Bestwater”), doing business as BW Industrial Construction, a corporation organized under the laws of Texas on November 21, 2016.

On June 5, 2025, the Company entered into a share exchange agreement with Bestwater and its stockholders, pursuant to which the Company acquired 100% of the issued and outstanding shares of Bestwater’s common stock, and in exchange, issued an aggregate of 9,700,000 shares of the Company’s Common Stock (the “Share Exchange”) to stockholders of Bestwater. As a result of the Share Exchange, Bestwater became a wholly owned subsidiary of the Company. The Share Exchange is recognized as a combination of entities under common control as both Bestwater and the Company have been controlled before and after the transaction by the same stockholders. As such, the financial statements and financial information contained in this filing for prior years have been retrospectively adjusted as if the Share Exchange had occurred at the beginning of the earliest period presented.

Below is the chart showing the Company’s corporate structure as of the date of this prospectus and as of the closing of the Offering (assuming the over-allotment option is not exercised in full):

Our Competitive Strengths

•        Comprehensive Pre-Construction Advisory Services.    Unlike many regional EPC firms that focus primarily on construction execution, we differentiate ourselves by offering a full suite of pre-construction advisory services beginning at the initial stages of project development. Our support includes industrial site selection, regulatory and permitting feasibility assessments, and analysis of local policies and development incentives. We believe this service is especially valuable to foreign manufacturers and other clients unfamiliar with the U.S. regulatory landscape, enabling them to navigate complex requirements with confidence. By engaging early in the project lifecycle, we aim to help clients make faster, better-informed strategic decisions before committing significant capital.

•        Cross-Border Technical and Regulatory Navigation.    Many of our clients operate mature production facilities in China and other international markets and seek to replicate proven processes in their U.S. operations. Our team specializes in working with foreign design documents, technical specifications, and manufacturing layouts. We collaborate with U.S.-licensed architects and engineers to translate these foreign design documents into U.S.-compliant construction drawings while preserving the operational logic and efficiency of the original designs. We believe this cross-border technical expertise enables us to leverage clients’ existing investments in manufacturing processes, that we believe significantly reducing design time and costs compared to approaches that require complete facility redesign from the ground up.

•        Effective Change Order Management Through Cultural Insight and Technical Expertise.    International clients often face costly change orders when working with contractors due to communication gaps, cultural misunderstandings, inconsistent documentation practices, and differing interpretations of regulatory requirements. We have observed projects where change orders have reached 100% of original contract values, doubling the project costs. Our approach focuses on minimizing such cost overruns through better upfront coordination and communication. Our team’s deep understanding of the U.S. business norms and technical design standards enables us to proactively identify and resolve potential issues during the planning phase. Through our translation of the original design documents into locally compliant construction drawings, we aim to reduce ambiguity and increase project alignment from the outset. This collaborative, detail-oriented approach tends to minimize the likelihood of scope changes and contributes to more predictable project outcomes.

•        Strategic Procurement Optimization.    We engage clients early in the design process to optimize material and equipment sourcing strategies, determining which components can be procured internationally for cost advantages and which must be sourced domestically for compliance or logistical reasons. Our experience with international supply chains and long-lead procurement enables proactive planning during design phases, reducing project delays and cost overruns.

•        Specialized Technical Expertise in Advanced Manufacturing.    We have successfully delivered complex industrial facilities across lithium battery manufacturing, solar panel production, and precision glass manufacturing. Our technical capabilities include cleanroom construction, hazardous material handling systems, ultra-pure process systems, and advanced mechanical, electrical, and plumbing (“MEP”) integration required for high-technology manufacturing environments.

Our Growth Strategies

•        Market Expansion.    We are pursuing a market expansion strategy to serve domestic and more foreign industrial clients across Asia and the Americas. We are also exploring opportunities to participate in public sector projects. For example, we are monitoring upcoming city-led municipal water and wastewater infrastructure upgrades in the Houston, Texas area and other regions. This strategy aims to diversify our client base and reduce concentration risk.

•        Technology and Systems Enhancement.    To support scalable project delivery and stay current with industry best practices as we grow, we plan to invest more in our technology infrastructure as we grow, we plan to invest more in our technology infrastructure and are considering exploring the use of AI-powered design tools. This will help generate 3D models during the design process more efficiently and may support additional interactive functionalities in the future. These technology investments are designed to enhance cross-team collaboration, reduce construction-phase issues, and ultimately deliver better outcomes for our clients while increasing our operational efficiency.

•        Leveraging Policy Incentives for Market Expansion.    We plan to capitalize on the growing availability of U.S. policy incentives designed to attract foreign manufacturing investment to expand our client base and accelerate project pipelines. As more states and localities offer tax abatements, infrastructure support, and streamlined permitting to attract international manufacturers, we believe we will be positioned to serve as a critical bridge helping these companies navigate and maximize these benefits. We believe our expertise in guiding clients through incentive application processes and government communications creates opportunities to engage with prospects earlier in their decision-making process, potentially leading to larger project scopes and stronger client relationships.

•        Potential Vertical Integration.    As part of our long-term strategic planning, we are considering potential vertical integration opportunities, including the possible acquisition of local design institutes or steel fabrication facilities. These potential acquisitions could enhance our in-house capabilities and provide greater control over project timelines and quality. However, as of the date of this prospectus, no formal discussions have taken place, and no specific acquisition targets have been identified at this time.

Our EPC Services

Our service offerings are structured to meet diverse client needs and project phases, providing flexibility in engagement scope and timing. Most of our revenue is derived from full-scope EPC projects or multi-phase service arrangements that span significant portions of the project lifecycle. These projects typically have an average duration of approximately 12 months, which we believe is faster than some competitors in our sector. While we generally act as the general contractor, we also provide specialized EPC services as a subcontractor in one project in Arizona. We believe this service structure enables us to build relationships progressively while providing project owners the flexibility to engage us at the appropriate project phase and scope level for their specific needs.

We have successfully executed complex, large-scale industrial projects across various sectors, including the renewable energy, automotive, and advanced manufacturing sectors. Our past work includes providing full EPC services for both the construction and renovation of renewable energy production facilities, and an automotive glass manufacturing plant, covering mechanical, electrical, and plumbing (MEP), compressed air systems (CAS), and heating, ventilation, and air conditioning (“HVAC”) installations. We also led the design and installation of dust collection, insulation, and vacuum piping systems at battery manufacturing facilities.

Our Products

In addition to our core EPC service offerings, we have expanded into product development in the second quarter of 2025 and plan to launch our first proprietary product line: modular water treatment systems. These containerized systems are designed to provide clean drinking and domestic-use water and can be rapidly deployed with minimal on-site setup with the connection to a water source and power supply.

The systems are self-contained and highly portable, making them suitable for a range of use cases. They integrate multi-stage filtration, sterilization, and intelligent control functions to produce potable water that meets drinking water standards. The system features automatic operation, remote monitoring, and a plug-and-play structure, reducing installation costs and labor intensity for end users. We believe this product is suitable for a range of use cases. In North America, we expect the primary customer base to include commercial users such as camping grounds, remote worksites, and private ranches where access to municipal water is limited. In Central and South America, we anticipate demand from government agencies or NGOs for installations in rural or underserved residential areas where access to drinkable water is a critical need.

As of the date of this prospectus, we have completed the product development and market analysis phase. We expect to initiate pilot deployments and small-scale production runs in the fourth quarter of 2025, and are targeting initial commercial sales in the first half of 2026. We believe the material challenges to commercialization include obtaining required certifications to comply with regional water quality standards, establishing reliable manufacturing and distribution arrangements, demonstrating cost competitiveness to the target customers, and gaining market acceptance for a new product line without an established sales track record. We expect the costs of the product launch and the promotion to be approximately $200,000 annually, and we intend to fund these activities with our existing resources. In the event that we use a portion of the net proceeds from this offering to fund our commercialization upstart, we do not expect we will require additional financing beyond the expected proceeds of this offering. However, there can be no assurance that we will overcome these challenges on the anticipated timeframe or that we will not require additional capital to fund our anticipated commercialization beyond the anticipated net proceeds of this proposed offering.

Corporate Information

Our principal executive office is located at 2825 Wilcrest Drive, Suite 421, Houston, Texas, 77042. Our telephone number at our principal executive office is 832-627-6852. Our corporate website is https://bsw-epc.com/. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives, and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure; and

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Our Being a Controlled Company

Following the completion of this Offering, Mr. Yunlong Zhang will beneficially own approximately [•]% of the aggregate voting power of our issued and outstanding shares of Common Stock assuming no exercise of the underwriters’ Over-Allotment Option, or approximately [•]%, assuming full exercise of the underwriter’s Over-Allotment Option. As a result, Mr. Zhang will have the ability to control matters requiring stockholder approval, including the election of directors, amendment of the articles of incorporation and approval of certain major corporate transactions in accordance with the Delaware General Corporation Law. As such, we will be deemed to be a “controlled company” under Nasdaq Marketplace Rules 5615(c). As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed to be a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company,” as defined under Rule 405 under the Securities Act of 1933, as amended. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as:

(1)    the market value of our stock held by non-affiliates is less than $250 million; or

(2)    our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700 million.

For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not applicable to a smaller reporting company. For example, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. As a result, the information in this prospectus supplement, the accompanying base prospectus, or the documents incorporated by reference herein and therein that we provide to our investors in the future may be different than what investors might receive from other public reporting companies. If investors consider our Common Stock less attractive as a result of our election to use the scaled-back disclosure permitted for smaller reporting companies, there may be a less active trading market for our Common Stock and our share price may be more volatile.

Summary of the Offering

This Offering relates to the offer and sale of our Common Stock.

Issuer	BW Industrial Holdings Inc.
Securities offered by us

[•] shares of Common Stock (or [•] shares of Common Stock if the underwriters exercise their option to purchase additional shares of Common Stock in full within 45 days of the closing date of this Offering).

Over-allotment Option	We have granted to the underwriters an option, exercisable within 45 days from the closing of the Offering to purchase up to an aggregate of [•] additional shares of Common Stock.
Form of the Offering	Firm commitment basis
Offering price	We estimate that the initial public offering price will be in the range of $[•] to $[•] per share of Common Stock.
Shares of Common Stock outstanding before this Offering	9,700,000 shares of Common Stock
Shares of Common Stock outstanding following the Offering:	[•] shares of Common Stock assuming no exercise of the underwriters’ over-allotment option. [•] shares of Common Stock, assuming full exercise of the underwriters’ over-allotment option.
Use of proceeds	We intend to use proceeds from the Offering for business expansion, strategic acquisitions and working capital and other general corporate purposes. See “Use of Proceeds” for additional information.
Lock-up

We have agreed not to, for a period of six (6) months from the date of this prospectus, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into or exercisable or exchangeable for shares of our Common Stock (excluding, however, the issuance of any shares of our Common Stock or other equity awards pursuant to our executive compensation or employee benefit plan), without the prior written consent of the Representative.

All of our directors and officers and our principal stockholders (5% or more stockholders) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Common Stock or securities convertible into or exercisable or exchangeable for our Common Stock for a period of six (6) months after the date of this prospectus. See “Underwriting — Lock-up Agreements” for more information.

Risk Factors

An investment in our Common Stock is speculative and involves substantial risks. You should read the “Risk Factors” section beginning on page 11 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in shares of our Common Stock.

Transfer Agent	[•]
Listing

We plan to apply to have our share of Common stock listed on the Nasdaq Global Market. At this time, Nasdaq has not yet approved our application to list our shares of Common Stock. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our shares of Common Stock will be approved for listing on Nasdaq.

Proposed Stock Symbol	We have reserved the symbol “[•]” for the trading of our Common Stock on Nasdaq

Summary of Risk Factors

Risks Related to Our Business and Operation

•        Demand for our services may decrease during economic downturns or unpredictable economic cycles, which would most likely affect our businesses adversely.

•        Our dependence on large construction contracts may result in uneven financial results.

•        We derive a substantial portion of our revenue from a limited number of clients, and the loss of one or more of these clients could materially and adversely affect our business and results of operations.

•        We rely on a limited number of vendors, and the loss of, or a disruption in the operations of, any of these parties could materially and adversely affect our business.

•        Actual results could differ from the assumptions and estimates used to prepare our consolidated financial statements.

•        Project backlog amounts may be uncertain indicators of future revenues as project realization may be subject to unexpected adjustments, delays, and cancellations.

•        Our results could be adversely affected by natural disasters, human-made disasters, or other catastrophic events.

•        Artificial intelligence poses risks that could adversely affect our business, results of operations, and financial condition.

•        Intense competition for engineering, procurement and construction contracts could reduce our market share.

•        Changes in government incentives or trade policies could reduce demand for our services and adversely impact our business.

•        Labor disruptions could adversely affect our operations.

•        Expectations of customers and investors may change with respect to sustainability practices, which may impose costs.

•        We rely on internally generated cash flows to fund our operations and growth, and any disruption to our cash flow could adversely affect our business.

•        We may experience reduced profits or incur losses under fixed-price contracts if costs increase above estimates.

•        If we guarantee the timely completion or the performance of a project, we could incur additional costs to fulfill such obligations.

•        We may be involved in litigation, liability claims and contract disputes which could reduce our profits and cash flows.

•        Our failure to recover adequately on change orders submitted to project owners could have a material effect on our financial results.

•        The shortage of skilled craft labor may negatively impact our ability to execute on our long-term construction contracts.

•        Our dependence upon third parties to complete our contracts may adversely affect our performance under current and future construction contracts.

•        Failure to maintain safe work sites could result in losses as we work on projects that are inherently dangerous.

•        We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business.

•        Our insurance may not be sufficient.

•        Future acquisitions and/or investments may not occur, which could limit the growth of our business, and the integration of acquired companies may not be successful.

•        Our failure to protect our management information systems against security breaches could adversely affect our business and results of operations.

•        We could be adversely affected by violations of the Foreign Corrupt Practices Act and similar anti-bribery laws.

•        Our continued success requires us to retain and hire talented personnel.

Risks Related to This Offering and Our Shares of Common Stock

•        There is no existing market for our securities, and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price.

•        BW Holdings is a holding company and our operations, cash flow, and ability to pursue enhancement opportunities depend on the earnings, distributions, and financial condition of our subsidiaries.

•        The market price of our Common Stock is likely to be highly volatile, and you could lose all or part of your investment.

•        Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

•        Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Common Stock.

•        If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

•        We have no current plans to pay cash dividends on our Common Stock for the foreseeable future, and you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

•        Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

•        Our founder and principal stockholder has substantial influence over our company. His interests may not be aligned with the interests of our other stockholders, and he could prevent or cause a change of control or other transactions.

•        The sale or availability for sale of substantial amounts of our Common Stock could adversely affect its market price.

•        You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

•        We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

•        Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

•        As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders with less information or fewer rights available to stockholders of more mature companies.

•        Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with standard public company effective dates.

•        We will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements.

•        If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Common Stock adversely, the price of our Common Stock and trading volume could decline.

•        Delaware law and our Certificate of Incorporation and Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

•        Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you decide to invest in our shares of Common Stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Operation

Demand for our services may decrease during economic downturns or unpredictable economic cycles, which would most likely affect our businesses adversely.

The engineering and construction industry is prone to cyclical fluctuations influenced by factors such as economic recessions, downturns in project owners’ business cycles, material shortages, subcontractor price hikes, interest rate changes, regulatory and political change, and other external economic factors.

When the general level of economic activity deteriorates, uncertainty about future business prospects increases, prompting clients to potentially delay or cancel projects. This includes new construction projects, manufacturing facility buildouts, production line expansions, and installation of critical process systems. The adverse financial condition of the industry could diminish our customers’ ability and willingness to fund capital expenditures or pursue significant projects in the future. Furthermore, specific economic, regulatory and market conditions affecting our clients may lead to a decrease in demand for our services, causing delays, reductions, or cancellations of projects essential to our future business forecasts.

Our dependence on large construction contracts may result in uneven financial results.

Our EPC services activities are concentrated on a limited number of large construction projects for which we recognize revenues over time. We believe this best reflects the transfer of control to the client and the progress toward completion. To a substantial extent, our contract revenues are based on the related amounts of costs incurred. As the timing of equipment purchases, subcontractor services and other contract events may not be evenly distributed over the terms of our contracts, the amount of total contract costs may vary from quarter to quarter, creating uneven amounts of quarterly and/or annual consolidated revenues. In addition, the timing of contract commencements and completions may exacerbate the uneven pattern. For example, in April 2025, a solar panel module manufacturer client under the service agreement dated March 25, 2024, (the “Solar Agreement”) exercised its right to terminate for convenience. As of December 31, 2024, we recognized approximately $79.6 million of revenue under the Solar Agreement, representing 90.5% of the total contract value of approximately $88 million. The majority of the project work was completed prior to the termination and this termination has discontinued a substantial source of revenue present in 2024.

As a result of the foregoing, future reported amounts of consolidated revenues, cash flow from operations, net income and earnings per share may vary in uneven patterns and may not be indicative of the operating results expected for any other fiscal period; thus, rendering consecutive quarter comparisons of our consolidated operating results a less meaningful way to assess the growth of our business.

We derive a substantial portion of our revenue from a limited number of clients, and the loss of one or more of these clients could materially and adversely affect our business and results of operations.

Our business is subject to significant customer concentration. For the year ended December 31, 2023, one major client accounted for 96% of our total revenues. For the year ended December 31, 2024, two major clients accounted for 78% and 19% of our total revenues. We expect that a significant portion of our revenue will continue to be derived from an increasing number of clients and projects for the foreseeable future. However, a reduction in the scope or value of projects, or delays in payments could materially and adversely affect our revenue, cash flows, and profitability.

In addition, our dependence on a small client base may limit our negotiating power on pricing and contract terms, and makes us more vulnerable to changes in their business strategies, financial condition, or procurement policies. While we are actively seeking to diversify our client base, we may not be successful in doing so in a timely manner, or at all.

Our customers may unilaterally terminate their contracts with us for convenience, which could adversely affect our revenues and results of operations.

Our customers typically have the unilateral right to terminate existing contracts without cause. Upon any such termination for convenience, we are entitled to receive compensation for the work we have already performed and for the costs incurred by us as a result of such termination, but we would not be able to receive the full amount of revenues that would have been generated had the project continued through completion. This termination structure provides our customers with flexibility but also introduces the risk that a significant project could be terminated prior to completion, which could impact our revenues and results of operations. Any such early termination could result in lower than expected revenues, reduced profitability and disruption to our operations. If a material number of projects were terminated for convenience, our business, financial condition and results of operations could be materially and adversely affected.

We rely on a limited number of vendors, and the loss of, or a disruption in the operations of, any of these parties could materially and adversely affect our business.

A significant portion of our cost of revenues is attributable to a limited number of vendors. For the year ended December 31, 2024, four vendors accounted for approximately 64% of our total cost of revenues. This is common for EPC projects that heavily concentrate on MEP work. We expect to continue to depend on a small pool of highly qualified vendors for subcontracted services, and also control the number of vendors working on each project for on-site management purposes for the foreseeable future. Any disruption, delay, or deterioration in our relationships with these suppliers could materially impact our ability to deliver projects on time and on budget. In addition, if any of our major vendors were to significantly increase their prices or change their terms unfavorably, and we are unable to pass those increases on to our clients or secure alternative vendors on acceptable terms, our gross margins and financial results could be adversely affected. Although we seek to maintain strong relationships with our vendors and evaluate alternatives where feasible, there can be no assurance that we will be able to avoid disruptions or cost increases in the future.

We have no history of commercial sales, distribution, or branding, and our ability to successfully launch and commercialize our modular water treatment systems is unproven.

We have not generated any commercial revenues from sales of our modular water treatment systems. To date, we have no history of establishing sales channels, building a distribution network, marketing our products, or developing brand recognition. The future success of our sales of the modular water treatment systems depends on our ability to transition from development to commercialization, which will require us to, among other things, obtain necessary regulatory approvals, establish effective sales and distribution capabilities, build brand awareness, and generate customer demand. There is no assurance that we will be able to accomplish these objectives in a timely manner, on commercially reasonable terms, or at all. If we fail to establish these capabilities or achieve market acceptance of our products, our business, financial condition, and results of operations may be materially and adversely affected.

Actual results could differ from the assumptions and estimates used to prepare our consolidated financial statements.

To prepare consolidated financial statements in conformity with accounting principles generally accepted in the U.S., we are required to make estimates, assumptions, and judgments as of the date of such financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities.

For each of our fixed-price customer contracts, we recognize revenues over the life of the contract as performance obligations are completed by us based on the proportion of costs incurred to date compared with the total costs estimated to be incurred for the entire project, and by using the resulting percentage to update the recorded amounts of project-to-date revenues. We review and make necessary revisions to the amounts of estimated future costs on a monthly basis. In addition, contract results may be impacted by our estimates of the amounts of change orders that we expect to receive and our assessment of any contract disputes that may arise. The effects on revenues of changes to the amounts of contract values and estimated costs are recorded as catch-up adjustments when the amounts are known and can be reasonably estimated. These revisions can occur at any time and could be material. Given the uncertainties associated with the types of customer contracts that we are awarded, it is possible for contract values and actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

Among the other areas that could require significant estimates by our management are the following:

•        the determination of provisions for income taxes, the accounting for uncertain income tax positions and the establishment of valuation allowances associated with deferred income tax assets;

•        the determination of the allowance for doubtful accounts; and

•        accruals for estimated liabilities, including any losses related to legal matters.

Our actual business and financial results could differ from our estimates, which may impact future profits.

Project backlog amounts may be uncertain indicators of future revenues as project realization may be subject to unexpected adjustments, delays, and cancellations.

Project cancellations or scope modifications may occur that could reduce the amount of our project backlog and the associated revenues and profits that we actually earn. Our projects generally provide our customers the right to terminate existing contracts unilaterally at their convenience as long as they compensate us for work already completed and compensate us for the additional costs incurred by us to terminate corresponding subcontract, terminate equipment orders, and demobilize and vacate construction sites. These costs would most likely be meaningful. Should any unexpected delay, suspension, or termination of the work under such projects occur, our results of operations may be materially and adversely affected. Although we believe that the customer commitments represented by project backlog are firm, we cannot guarantee that amounts in project backlog will be recognized as future revenues or will result in profitable operating results.

Our cash flows may be adversely affected by the timing of progress payments, retentions, or holdbacks under our contracts.

For our EPC services, revenue is recognized over time as work is completed, and payments are typically tied to the achievement of specified project milestones. In certain jurisdictions, we are subject to statutory retainage or holdbacks, under which a portion of the contract price is withheld by the client during the process and released after a certain period following the completion. To mitigate the impact of these delays on our cash flows, we typically include corresponding retainage provisions in agreements with our subcontractors, requiring them to accept the same retainage percentage and payment timing that applies to us. Although we generally do not agree to additional contractual retentions beyond these statutory requirements, such statutory arrangements delay our receipt of a portion of the contract value and may adversely affect our cash flows during the life of a project. In certain projects where we act as a subcontractor, our ability to control the cash flow may be influenced by the general contractor, which could affect our financial results. In addition, if a client disputes our performance, experiences financial difficulties, or otherwise withholds payment, we may encounter delays or be unable to collect amounts owed, including retentions or holdbacks. Any such delays or nonpayment could require us to use our own working capital to fund project costs, reduce liquidity available for other projects, and negatively impact our financial condition and results of operations.

Our results could be adversely affected by natural disasters, human-made disasters, or other catastrophic events.

Natural disasters, such as hurricanes, tornadoes, blizzards, floods, and other adverse weather conditions; or other catastrophic events such as fires, public health crises, pandemics, geopolitical conflicts, terrorism, and civil disturbances could disrupt our operations or the operations of one or more of our vendors or customers. In particular, these types of events could shut down our construction job sites or fabrication facility for indefinite periods of time, disrupt our product supply chain or could cause our customers to delay or cancel projects. To the extent any of these events occur, our operations and financial results could be adversely affected.

The adverse effects of the war in Ukraine spread globally. The prolonged disruption by Russia of the supply and prices of oil and natural gas provided to Western European nations adversely affected the economies of those countries. Western European nations were forced to search for alternative supplies of oil and natural gas at higher prices or through more complicated transit routes, further disrupting global supply chains. Many resorted to seeking alternative energy sources, such as liquefied natural gas (“LNG”), which involves infrastructure challenges and elevated costs. In addition to energy supply disruptions, activities conducted by Yemen-based terrorist groups significantly endangered the key shipping route between the Red Sea and the Indian Ocean. These actions led to rerouting shipping vessels, longer transit times, and increased freight costs, compounding global supply chain challenges.

While we have protections in our contracts with major customers that provide certain relief that helps to mitigate certain financial risks, the effectiveness of these protections may be limited by factors including the financial strength of the customer. The extent to which natural disasters, human-made disasters or other catastrophic events could harm us depends on the impact on our customers, supply chains, labor forces and numerous other evolving factors.

Artificial intelligence poses risks that could adversely affect our business, results of operations, and financial condition.

Although our current use of artificial intelligence tools is limited, we recognize that improper or unauthorized use of such tools, including third-party AI applications, could pose risks related to data privacy, confidentiality, and information security.

Intense competition for engineering, procurement and construction contracts could reduce our market share.

The EPC services market for industrial facility construction in the United States is highly competitive and continues to evolve. We compete against a broad range of domestic and international firms, including large, well-capitalized EPC providers, regional construction firms, and vertically integrated engineering or industrial solution providers. Many of these competitors have established client relationships, extensive experience with U.S. permitting and construction regulations, and greater financial and operational resources. As global industrial clients continue to pursue U.S. expansion strategies, we expect competition to intensify, including from U.S. firms with strong local regulatory knowledge, labor networks, and supply chain infrastructure.

Competing effectively in this market requires not only strong technical and project execution capabilities, but also the ability to provide tailored support to foreign clients navigating the U.S. construction environment. If we fail to differentiate our services, secure new project awards with favorable margins, or retain key clients, we could lose market share, face pressure on our profit margins, and experience declines in future revenue and earnings.

Changes in government incentives or trade policies could reduce demand for our services and adversely impact our business.

Many of the industrial projects we support are influenced by federal or state policies, including tax credits, grants, utility rate incentives, permitting advantages, and other programs designed to promote manufacturing investment in the United States. Reductions, delays, or cancellations of such incentive policies could affect our clients’ capital expenditure decisions. This may result in fewer new facilities being built, slower project development timelines, or the cancellation of planned construction projects.

In addition, trade actions — such as tariffs, export controls, or import restrictions — targeting industrial equipment, materials, or goods manufactured in certain countries (including China) may lead to increased project costs or temporary supply chain disruptions for our clients. Although we do not directly import construction, our EPC services depend on subcontractors and suppliers that source key materials, such as steel and aluminum, from international markets. Tariffs or other trade restrictions imposed on these materials could lead to higher procurement costs or supply chain delays for our subcontractors, which in turn may increase overall project costs or impact project timelines. In addition, uncertainty around trade policies may lead some project owners to delay or reconsider investment in new industrial construction projects, particularly where material costs are a significant portion of the budget. In some cases, significant increases in material costs or uncertainty around trade policy may prompt clients to pause construction or temporarily suspend operations until market conditions stabilize. For example, in February 2025, we secured a $30 million contract with a new client in the battery manufacturing industry for the construction of a production facility. However, in June 2025, the project was placed on hold. This was likely due to significantly increased U.S. tariffs on imports from China, particularly machinery and production equipment, which have been subject to tariffs of up to 145%, as well as additional duties on steel and aluminum. These policy shifts significantly raised projected capital expenditures and delayed critical equipment installation. While the contract has not been terminated and we remain in active communication with the client, there is currently no definitive timeline for resumption.

While some foreign manufacturers may respond by localizing production in the United States, the timing and scale of such responses remain uncertain, and such trade policy changes may still result in delays, increased costs, or reduced near-term demand for our services.

These factors could materially and adversely affect our business, financial condition, and results of operations.

U.S. tariffs, trade disputes, and any uncertainties around trade policies could materially harm our business.

In recent years, and particularly in 2025, the U.S. government has implemented substantial tariffs on a wide range of goods imported from Canada, Mexico, and China. Current tariff levels on many Chinese goods, particularly machinery and production equipment, are significant. Furthermore, the U.S. administration has demonstrated a willingness to modify these tariffs, sometimes rapidly, creating significant uncertainty regarding the impacts on our clients’ planned capital expenditures and on our ongoing as well as future projects. Recent statements suggest potential future adjustments, but the timing, scope, and direction of any changes remain highly uncertain.

Any escalation in trade tensions, further increases in tariffs, imposition of quotas, or other restrictions could exacerbate these risks. The cumulative impact of these tariffs and the related uncertainty could materially and adversely affect our business, financial condition, results of operations, and future prospects.

Labor disruptions could adversely affect our operations.

Although none of our current employees are represented by labor unions, certain large-scale construction projects may involve subcontractors whose workers are unionized or subject to labor agreements. In such cases, we may be indirectly affected by labor disputes, strikes, slowdowns, or other disruptions involving unionized subcontractor personnel or trade groups operating at our project sites.

Any significant labor unrest affecting our subcontractors or vendors could result in cost overruns, delays in project completion, or disruption to our operations. In addition, adverse labor incidents may generate negative publicity, which could harm our reputation and reduce our ability to secure future project awards in certain markets.

While we strive to work with subcontractors and vendors who maintain constructive labor relationships, we cannot guarantee that labor disruptions will not occur or negatively impact our business, financial condition, or results of operations.

Inflationary pressures may adversely affect our operating results and profitability.

Our business is subject to inflationary pressures that may increase the costs of raw materials, subcontractor services, labor-related expenses, and other project-related costs. Key construction inputs such as steel, copper, concrete, and specialized equipment are particularly susceptible to price volatility due to global supply chain disruptions and market dynamics. If inflation persists or accelerates, we may face challenges in maintaining our current gross margins and managing operating expenses as a percentage of project revenues, especially if contract prices do not adjust accordingly. This risk could adversely impact our profitability, cash flow, and overall financial performance.

Expectations of customers and investors may change with respect to sustainability practices, which may impose costs.

Customer and investor standards, which are ever-evolving, may include a focus on environmental, social, and governance practices of the companies with which they work or in which they invest. Customers may require that we meet their standards before granting us projects, which may create additional costs to us. If our sustainability practices do not ultimately meet customer expectations, we may not win projects.

We rely on internally generated cash flows to fund our operations and growth, and any disruption to our cash flow could adversely affect our business.

We have historically funded our operations and growth strategy through internally generated cash flows and have not relied on external financing. We believe that maintaining this asset-light, self-funded model is a key aspect of our business philosophy. However, this approach also limits our access to additional capital that may otherwise be available through debt or equity financing.

If our cash flows are adversely affected by project delays, cost overruns, customer payment issues, or broader economic conditions, we may not have sufficient liquidity to fund working capital needs, pursue growth opportunities, or respond to unexpected events. Our ability to scale or invest in strategic initiatives could also be constrained. In contrast, competitors with access to external financing may have greater flexibility to navigate such challenges. Any material disruption in our cash flow generation could negatively impact our operations, financial condition, and growth prospects.

We may experience reduced profits or incur losses under fixed-price contracts if costs increase above estimates.

Primarily, our business is performed under fixed-price contracts at prices that reflect our estimates of corresponding costs and schedules. Inaccuracies in these estimates may lead to cost overruns that may not be paid by our project owner customers. While our projects typically have durations averaging around one year, which reduces our exposure to certain long-term risks such as multi-year inflationary effects or prolonged economic shifts, we remain subject to cost estimation risks that could materially impact our profitability. Inaccuracies in our cost estimates may lead to cost overruns that may not be recoverable from our project owner customers. If we fail to accurately estimate the resources required and time necessary to complete these types of contracts, or if we fail to complete these contracts within the costs and timeframes to which we have agreed, there could be material adverse impacts on our actual financial results, the accuracy of forecasted future results, as well as our business reputation.

Factors that could result in contract cost overruns, project delays or other problems for us may include:

•        delays in the scheduled deliveries of machinery and equipment ordered by us or a project owner;

•        unanticipated technical problems, including design or engineering issues;

•        inadequate project execution tools for recording, tracking, forecasting and controlling future costs and schedules;

•        unforeseen increases in the costs of labor, warranties, raw materials, components or equipment, or our failure or inability to obtain resources when needed;

•        reliance on historical cost and/or execution data for estimation purposes that is not representative of current conditions;

•        delays or productivity issues caused by weather conditions, or other forces majeure;

•        satisfying the requirements of the Inflation Reduction Act of 2022 (the “IRA”) for our customers in order to maximize its potential benefits;

•        incorrect assumptions related to labor productivity, scheduling estimates or future economic conditions;

•        workmanship deficiencies resulting in delays and costs associated with the performance by us of unanticipated rework; and

•        modifications to projects that create unanticipated costs or delays.

While our shorter project durations limit our exposure to certain risks that affect longer-term contracts, cost overruns and delays can still occur within our typical project timeframes and negatively impact our financial condition and results of operations.

We try to mitigate these risks by reflecting in our overall cost estimates the reasonable possibility that a number of different and potentially unfavorable outcomes might occur. There are no assurances that our estimates will be sufficient. If not, our misjudgments may lead to decreased profits or losses. In some cases, as certain risk scenarios are eliminated or our concerns regarding certain potential cost and/or schedule issues diminish, we may estimate that the likelihood of an unforeseen cost overrun has reduced and, accordingly, we may increase the estimated gross margin on the project by decreasing the remaining overall cost estimate.

If we guarantee the timely completion or the performance of a project, we could incur additional costs to fulfill such obligations.

In certain of our fixed-price long-term contracts, we guarantee that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. Subsequently, we may fail to complete the project on time or equipment that we install may not meet guaranteed performance standards. In those cases, we may be held responsible for costs incurred by the customer resulting from any delay or any modification to the plant made in order to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages or obligations to re-perform substandard work. If we are required to pay such costs, the total costs of the project would likely exceed our original estimate, and we could experience reduced profits, or a loss related to the applicable project.

We may be involved in litigation, liability claims and contract disputes which could reduce our profits and cash flows.

We build industrial construction projects where design, construction, or systems failures can result in substantial injury or damage to third parties. In addition, the nature of our business results in project owners, subcontractors, and vendors occasionally presenting claims against us for recovery of costs for which they believe they are not contractually liable. In other cases, project owners may withhold retention and/or contract payments that they believe they do not contractually owe us, or they believe offset amounts owed to them by us. They may even terminate the contract. These legal matters generally arise in the normal course of our business. In addition, from time to time, we and/or certain of our current or former directors, officers or employees could be named as parties to other types of lawsuits.

Litigation can involve complex factual and legal questions, and proceedings may occur over several years. Any claim that is successfully asserted against us could result in our payment of significant sums for damages and other losses. Even if we were to prevail, any litigation may be costly and time-consuming, and would likely divert the attention of our management and key personnel from our business operations over multi-year periods. Either outcome may result in adverse effects on our financial condition, results of operations, cash flows and our reputation.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. When it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of any liability may exceed our policy limits or self-insurance reserves. Further, we may elect not to carry insurance related to particular risks if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. Our management liability insurance policies are on a “claims-made” basis covering only claims actually made during the policy period currently in effect. In addition, even where insurance is maintained for such exposures, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits and self-insurance reserves or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, which claims may reduce our future profits and cash available for operations.

Our failure to recover adequately on change orders submitted to project owners could have a material effect on our financial results.

We may submit change orders to project owners for additional amounts exceeding the contract price or for amounts not included in the original contract price. Our contracts generally require that all change orders be formally approved and signed by the project owner before we proceed with any related work. As a result, we typically do not perform change-related work at risk, which limits our exposure to disputes over unpaid or unapproved change orders.

However, even with formal approvals from the clients, change orders may still be subject to delays in negotiation. These delays may affect the timing of revenue recognition and cash collections, and if significant, could adversely impact our working capital and operating results.

The shortage of skilled craft labor may negatively impact our ability to execute on our long-term construction contracts.

Increased infrastructure spending and general economic expansion may increase the demand for employees with the types of skills needed for the completion of our projects. There is a risk that our construction project schedules become unachievable or that labor expenses will increase unexpectedly as a result of a shortage in the supply of skilled personnel available to us. Increased labor costs may influence our customers’ decisions regarding the feasibility or scheduling of specific projects, potentially leading to delays or cancellations that could materially affect our business adversely. Labor shortages, productivity decreases, or increased labor costs could impair our ability to maintain our business or grow our revenues. In general, we have been effective in staffing our projects with the necessary resources and managing labor costs. However, the inability to hire and retain qualified skilled employees in the future, including workers in the construction crafts, could negatively impact our ability to complete our long-term construction contracts successfully.

Our dependence upon third parties to complete our contracts may adversely affect our performance under current and future construction contracts.

We engage third-party subcontractors to perform certain work under our EPC contracts. We also rely on third-party manufacturers or suppliers to provide much of the equipment and most of the materials (such as copper, concrete and steel) needed to complete our construction projects. If we are unable to hire qualified subcontractors or to find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be adversely impacted. If the price we are required to pay for subcontractors or equipment and supplies exceeds the corresponding amount that we have estimated, we may suffer a reduction in the anticipated amount of gross profit or even a loss on the contract. If a supplier, manufacturer, or subcontractor fails to provide supplies, equipment, or services as required under a negotiated contract for any reason, we may be required to self-perform unexpected work or obtain these supplies, equipment, or services on an expedited basis or at a higher price than anticipated from a substitute source, which could impact contract profitability in an adverse manner. Unresolved disputes with a subcontractor or supplier regarding the scope of work or performance may escalate, resulting in arbitration proceedings or legal actions. Unfavorable outcomes of such disputes may also impact contract profitability in an adverse manner. In addition, if a subcontractor fails to pay its subcontractors, suppliers or employees, liens may be placed on our project requiring us to incur the costs of reimbursing such parties in order to have the liens removed or to commence litigation.

When acting as the general contractor, we remain responsible for project performance and integration even when we engage third-party subcontractors, which could expose us to additional risks and liabilities.

While we generally require subcontractors to provide a two-year warranty on their work and product warranties that extend to the earlier of one year from first use or 18 months from delivery, we remain the primary point of contact for clients and retain full responsibility for overall project integration and delivery. Subcontractors are obligated, at their own expense, to correct or reperform any work that fails to meet agreed performance standards. Nevertheless, if a subcontractor fails to perform adequately, experiences delays, or delivers substandard work, we may incur additional costs to remedy such issues, engage replacement subcontractors, or face penalties under our contracts. Furthermore, any subcontractor-related issues could harm our reputation, even if the cause is outside our direct control. These risks could materially and adversely affect our business, financial condition, results of operations, and reputation.

Our operations are subject to contractor licensing requirements that vary by state and jurisdiction, which could limit our ability to pursue or complete projects.

In the United States, contractor licensing requirements differ significantly across states, counties, and municipalities. Generally, we must obtain a general contractor license in each jurisdiction where we perform construction-related services as the general contractor. When acting as a subcontractor, we may also be required to hold certain licenses depending on the scope of work. These licenses are typically issued to qualifying individuals affiliated with our operating entity and must be maintained and renewed as required. We currently obtain licenses on a project-by-project basis and plan to secure additional licenses as we expand geographically. However, failure to obtain, maintain, or renew the necessary licenses in a timely manner could prevent us from bidding on, winning, or performing certain projects, which could adversely affect our business growth, operations, and financial results.

Failure to maintain safe work sites could result in losses as we work on projects that are inherently dangerous.

Our project sites can place our employees and others near large and/or mechanized equipment, high voltage electrical equipment, moving vehicles, dangerous processes, or highly regulated materials, and in challenging environments. Consequently, safety is a primary focus of our business and is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid on contracts. Further, regulatory changes implemented by OSHA or similar government agencies could impose additional costs on us. We maintain programs with the primary purpose of implementing effective health, safety, and environmental procedures throughout our Company. If we fail to implement appropriate safety procedures and/or if our procedures fail, our employees or others may suffer injuries or illness. The failure to comply with such procedures, client contracts or applicable regulations could subject us to losses and liability, and adversely impact our ability to complete awarded projects as planned or to obtain projects in the future.

We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business.

Some of our contracts require performance and payment bonds. Our ability to obtain performance and payment bonds primarily depends upon our capitalization, working capital, past performance, management expertise, reputation, and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain clients. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to or costly to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete for certain projects that require bonding, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our insurance may not be sufficient.

We carry insurance that we consider adequate in regard to the nature of the covered risks and the costs of coverage, discussed in the “Insurance” section. Nonetheless, we are not fully insured against all possible risks, nor are all such risks insurable. We may be forced to cover the costs of certain realized risks which may have a material adverse effect on our business, results of operations or financial condition.

Future acquisitions and/or investments may not occur, which could limit the growth of our business, and the integration of acquired companies may not be successful.

We may make additional opportunistic acquisitions and/or investments by identifying companies with significant potential for profitable growth and realizable synergies with one or more of our existing businesses. However, we may have more than one industrial focus depending on the opportunity and/or needs of our customers. Companies meeting our criteria and that provide products and/or services in growth industries and that are available for purchase at attractive prices are difficult to find. Discussions with the principal(s) of potential acquisition targets may be protracted and ultimately terminated for a variety of reasons. Further, due diligence investigations of attractive target companies may uncover unfavorable data, and the negotiation and consummation of acquisition agreements may not be successful.

We cannot readily predict the timing or size of any future acquisitions or the capital we will need for these transactions. However, it is likely that any potential future acquisition or strategic investment transaction would require the use of cash and/or shares of our Common Stock. Using cash for acquisitions may limit our financial flexibility and make us more likely to seek additional capital through future debt or equity financings. Our ability to obtain such additional financing in the future may depend upon prevailing capital market conditions, the strength of our future operating results and financial condition as well as conditions in our business, and the amount of outside financing sought by us. These factors may affect our efforts to arrange additional financing on terms that are acceptable to us. Our ability to use shares of our Common Stock as future acquisition consideration may be limited by a variety of factors, including the future market price of shares of our Common Stock and a potential seller’s assessment of the liquidity of our Common Stock. If adequate funds or the use of our Common Stock are not available to us, or are not available on acceptable terms, we may not be able to take advantage of desirable acquisitions or other investment opportunities that would benefit our business. Even if we do complete acquisitions in the future, acquired companies may fail to achieve the results we anticipate including the expected gross profit percentages.

If we complete any acquisitions in the future, we may attempt to integrate certain aspects to drive synergies and cost reductions, as well as to share best practices, processes, and procedures. In the future, we may not be able to successfully integrate such acquired companies with our other operations without substantial costs, delays or other operational or financial problems including:

•        the diversion of management’s attention from other important operational or financial matters;

•        the inability to retain or maintain the focus of key personnel of acquired companies;

•        the discovery of previously unidentified project costs or other liabilities;

•        unforeseen difficulties encountered in the maintenance of uniform standards, controls, procedures, and policies, including an effective system of internal control over financial reporting; and

•        impairment losses related to acquired goodwill and other intangible assets.

Further, we may conclude that the divestiture of a troubled or unrelated business will satisfy the best interests of our stockholders. There is risk that we would be unable to complete such a transaction with terms and timing that are acceptable for us, or at all. Any divesting transaction could also result in a material loss for us.

In summary, integrating acquired companies may involve unique and significant risks. Our failure to overcome such risks could materially and adversely affect our business, financial condition, and future results of operations, and could cause damage to our Company’s reputation.

Our failure to protect our management information systems against security breaches could adversely affect our business and results of operations.

Our information systems face the threat of unauthorized access, computer hackers, viruses, malicious code, cyberattacks, phishing and other security incursions and system disruptions, including attempts to improperly access our confidential and proprietary information as well as the confidential and proprietary information of our customers and other business partners. Techniques used to attempt to obtain unauthorized access to information systems change frequently, and the rapid development of AI poses new cybersecurity risks that we may not timely anticipate. A party who circumvents our security measures, or those of our clients, contractors, or other vendors, could misappropriate confidential or proprietary information, improperly manipulate data, or cause damage or interruptions to systems.

Furthermore, we are heavily reliant on computer, information and communications technology and related systems, some of which are hosted by third party providers. We may experience system availability disruptions. Unplanned interruptions could delay or prevent necessary operations. While we believe that our reasonable safeguards will protect us from serious disruptions in the availability of our information technology assets, these safeguards may not be sufficient. We may also be required to expend significant resources to protect against or alleviate damage caused by systems interruptions and delays.

Various privacy and security laws in the U.S. require us to protect sensitive and confidential information and data from disclosure and we are bound by our client and other contracts, as well as our own business practices, to protect confidential and proprietary information and data from unauthorized disclosure. We believe that we have deployed industry-accepted security measures and technologies to securely maintain confidential and proprietary information retained within our information systems. However, these measures and technologies may not adequately prevent unanticipated security breaches. There can be no assurance that our efforts will prevent these intrusions. Further, as these security threats continue to evolve, we may be required to devote additional resources to protect, prevent, detect, and respond against such threats. We believe that our business represents a low value target for cyberextortion as we are not a company in the high technology space, and we do not maintain large files of sensitive or confidential personal information. However, we may from time to time hold significant cash balances for project execution that could encourage bad actors to attempt to breach the security of our systems, particularly by using social engineering schemes. We do maintain a cybersecurity insurance policy to help protect ourselves from various types of losses relating to computer security breaches; however, it may not cover all types of breaches, or a meaningful portion of any loss incurred.

We are unaware of any significant security breaches at any of our business locations. That does not suggest that we may not be victimized by an additional breach in the future. Any significant future breach of our information security could damage our reputation, result in litigation and/or regulatory fines and penalties, or have other material adverse effects on our business, financial condition, results of operations or cash flows.

We could be adversely affected by violations of the Foreign Corrupt Practices Act and similar anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. While we believe that our policies and oversight, as well as our client’s policies and oversights in this area are comprehensive and effective, we cannot provide assurances that our internal controls and procedures always will protect us from the possible reckless or criminal acts committed by our employees or others. We typically sign and comply with client-imposed ethics and compliance policies as part of our contracts, demonstrating our commitment to maintaining high standards of anti-corruption compliance. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and damage to our reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if such litigation or investigations demonstrate ultimately that we did not violate anti-bribery laws, could be costly and could divert management’s attention away from other aspects of our business.

Our continued success requires us to retain and hire talented personnel.

Our ability to operate productively and profitably particularly in the industrial construction industry, is dependent on our ability to attract, employ, retain, and train skilled personnel necessary to meet our future requirements. However, unforeseen future changes in our management may occur. Therefore, we cannot be certain that any key executive or manager will continue in such capacity while performing at a high level for any particular period of time, nor can we be certain that events will permit us to complete smooth management transitions should they occur. We cannot be certain that we will be able to maintain experienced management teams and adequately skilled groups of employees necessary to execute our long-term construction contracts successfully and to support our future growth strategy. The loss of key personnel, the inability to complete management transitions without significant loss of effectiveness, or the inability to hire and retain qualified employees in the future could negatively impact our ability to manage our business in the future.

Risks Related to This Offering and Our Shares of Common Stock

There is no existing market for our securities, and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our securities. We cannot assure you that an active trading market for our Common Stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your shares quickly or at the market price if trading in our Common Stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market following the completion of this offering. Consequently, you may not be able to sell shares of our Common Stock at prices equal to or greater than the price you pay in this offering.

BW Holdings is a holding company and our operations, cash flow, and ability to pursue enhancement opportunities depend on the earnings, distributions, and financial condition of our subsidiaries.

We, BW Holdings, are a holding company and our only significant assets are the capital stock of our current or future subsidiaries. As a result, we are subject to the risks attributable to our subsidiary. As a holding company, we conduct substantially all of our business through our subsidiary, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiary and the distribution of those earnings to us. Its ability to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation, or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

The market price of our Common Stock is likely to be highly volatile, and you could lose all or part of your investment.

Investing in our stock involves substantial risk due to potential for rapid and unpredictable fluctuations in our stock price. The trading price of our Common Stock is likely to be volatile and may experience rapid and unpredictable changes. This volatility can make it difficult for investors to assess the rapidly changing value of our stock and may prevent you from being able to sell your shares at or above the price you paid for them. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•        actual or anticipated fluctuations in our quarterly or annual operating results;

•        publication of research reports by securities analysts about us or our competitors or our industry;

•        the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•        our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; additions and departures of key personnel;

•        additions and departures of key personnel;

•        strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•        the passage of legislation or other regulatory developments affecting us or our industry;

•        speculation in the press or investment community;

•        changes in accounting principles;

•        terrorist acts, acts of war or periods of widespread civil unrest;

•        natural disasters and other calamities; and

•        changes in general market and economic conditions.

In addition, instances of extreme stock price run-ups followed by rapid price declines and significant stock price volatility may occur, and these fluctuations may be unrelated to our actual or expected operating performance, financial condition, or prospects. Broad market and industry factors may negatively affect the market price of our Common Stock, regardless of our actual operating performance. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•        labor availability and costs for hourly and management personnel;

•        changes in interest rates;

•        macroeconomic conditions, both nationally and locally;

•        changes in consumer preferences and competitive conditions;

•        expansion to new markets;

•        increases in infrastructure costs; and

•        in commodity prices.

Unanticipated fluctuations in our quarterly operating results could result in a decline in our stock price.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our Common Stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Common Stock. Such delisting would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

We have no current plans to pay cash dividends on our Common Stock for the foreseeable future, and you may not receive any return on investment unless you sell your Common Stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our Common Stock unless you sell our Common Stock for a price greater than that which you paid for it and any potential investor who anticipates the need for current dividends should not purchase our securities. See the section entitled “Dividend Policy.”

Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Our founder and principal stockholder has substantial influence over our company. His interests may not be aligned with the interests of our other stockholders, and he could prevent or cause a change of control or other transactions.

After giving effect to this Offering, Mr. Yunlong Zhang will own [    ] shares of Common Stock, representing [    ]% of the Company’s voting power (or [    ]% of the Company’s voting power, if the underwriters exercise the over-allotment option in full). Accordingly, Mr. Zhang will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Zhang will also have the power to prevent or cause a change in control. Without the consent of Mr. Zhang, we may be prevented from entering into transactions that could be beneficial to us or our minority stockholders. In addition, Mr. Zhang could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Zhang may differ from the interests of our other stockholders. The concentration in the ownership of our Common Stock shares may cause a material decline in the value of our Common Stock. For more information regarding Mr. Zhang’s stock ownership and voting power, see “Security Ownership of Certain Beneficial Owners and Management.”

The sale or availability for sale of substantial amounts of our Common Stock could adversely affect its market price.

Sales of substantial amounts of our Common Stock in the public market after the completion of this offering, including sales made of any shares pledged for a loan by any holder of a significant number of shares of our Common Stock, or the perception that these sales could occur, could adversely affect the market price of our Common Stock and could materially impair our ability to raise capital through equity offerings in the future. The Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing stockholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. There will be [    ] shares of Common Stock outstanding immediately after this offering, including [    ] shares of Common Stock (or [    ] shares of Common Stock and [    ] shares of Common Stock assuming the full exercise of the underwriters’ over-allotment option). In connection with this offering, we have agreed not to sell any Common Stock for eighteen months from the closing of this offering without the prior written consent of the underwriter, and each of our directors and officers named in the section “Directors and Executive Officers,” have agreed not to sell any Common Stock for six months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the FINRA. We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other stockholder or the availability of these securities for future sale will have on the market price of our Common Stock. See “Plan of Distribution” and “Description of Capital Stock” for a more detailed description of the restrictions on selling our securities after this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [    ] shares of Common Stock offered in this offering at a public offering price of $[    ] per share, and after deducting underwriting commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[    ] per share, or approximately [    ]%, at the public offering price. We may also acquire new businesses or finance joint ventures by issuing equity, which may result in additional dilution to our stockholders. Following the completion of this offering, in most scenarios, our Board has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Common Stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Common Stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See the section titled “Dilution.”

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

If we become a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we anticipate that compliance with these rules and regulations will increase our legal, accounting, and financial compliance costs substantially. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, these rules and regulations may make our activities related to legal, accounting, and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain our current levels of such coverage. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•        changes in the valuation of our deferred tax assets and liabilities;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations, or interpretations thereof; or

•        lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales, and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders with less information or fewer rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company”, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        taking advantage of an extension of time to comply with new or revised financial accounting standards;

•        reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with standard public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with standard public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance, or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our Common Stock.

We will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements.

Following this offering, Yunlong Zhang, our Chief Executive Officer and Chairman, will hold approximately [    ]% of the voting power in us (or approximately [    ]% if the underwriters exercise their over-allotment option in full) and, as a result, we will be a “controlled company” within the meaning of the Nasdaq listing standards. For so long as we remain a controlled company, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not plan to take advantage of the exemptions provided to controlled companies, which include

•        our Board of Directors is not required to be comprised of a majority of independent directors;

•        our Board of Directors is not subject to the compensation committee requirements; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

•        our Board of Directors is not required to be comprised of a majority of independent directors;

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. Our status as a controlled company could cause our securities to be less attractive to certain investors or otherwise adversely affect our securities’ trading price.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Common Stock adversely, the price of our Common Stock and trading volume could decline.

The trading market for our Common Stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Common Stock or trading volume to decline.

Delaware law and our Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation and bylaws contains provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board and therefore depress the trading price of our Common Stock. In addition, as a Delaware corporation, we will generally be subject to provisions of Delaware law, including the DGCL. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board or taking other corporate actions, including effecting changes in management.

Such provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board or management.

Any provision of our Certificate of Incorporation or bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of our stock and could also affect the price that some investors are willing to pay for our Common Stock.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company and are an accelerated or large accelerated filer.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff, all of which would is likely to add additional attention and costs to the Company.

Prior to the consummation of this Offering, we are a private company with limited accounting personnel to adequately execute its accounting processes and limited supervisory resources with which to address its internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2024 and 2023, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. Specifically, these material weaknesses are (i) the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements; (ii) lack of formal policies and procedures to establish risk assessment processes and an internal control framework: and (iii) deficiencies in IT general control related to the privileged access restriction, user access review, IT operations and cybersecurity of the Company’s financial system.

To remediate the material weaknesses described above, we have implemented most of the measures described below in early 2025 and we will continue to evaluate and, as needed, implement additional measures. The remaining measures are currently in progress. Specifically, we have taken or are taking the following actions:

•        We have recruited personnel with the requisite knowledge in accounting and disclosure requirements for complex transactions under U.S. GAAP and statutory compliance. Where needed, we have engaged external third parties with the expertise for complex or evolving areas such as public company filings, taxation, and valuation services.

•        We have designed a control environment which allows management to monitor effectiveness of internal controls over financial reporting and are addressing gaps identified within the environment.

•        We are in the process of appointing board members with sufficient accounting and reporting experience and knowledge and will design and implement risk assessment policies and procedures to identify and assess internal and external risks relating to financial reporting on a regular basis. Our board of directors will oversee implementation of such policies and procedures once appointed.

•        We have strengthened processes to communicate internal control information and address operating deficiencies in IT general controls.

•        We have developed and implemented action plans to address control deficiencies identified within certain key financial processes, prioritized by potential financial impact and risk.

Our management and other personnel will need to devote a substantial amount of time to compliance initiatives applicable to public companies, including compliance with Section 404 and the evaluation of the effectiveness of our internal controls over financial reporting within the prescribed timeframe. We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting now or in the future and we may discover additional deficiencies in existing systems and controls that we may not be able to remediate in an efficient or timely manner.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This prospectus and the documents to which we refer you and incorporate into this prospectus by reference contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described in this prospectus under the heading “Risk Factors” beginning on page 11. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

•        our market opportunity and the potential growth of that market;

•        our strategy, outcomes, and growth prospects;

•        trends in our industry and markets; and

•        the competitive environment in which we operate.

Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•        declines in industrial construction;

•        risks related to our operating strategies;

•        competition for projects with our competitors;

•        unfavorable economic conditions and restrictive financing markets;

•        our ability to successfully identify, manage, and integrate acquisitions;

•        our ability to obtain sufficient capacity to undertake certain projects;

•        our ability to accurately estimate the overall risks, requirements, or costs when we bid on or negotiate contracts that are ultimately awarded to us;

•        the cancellation of a significant number of contracts or our disqualification from bidding for new contracts;

•        risks related to adverse weather conditions;

•        climate change and related laws and regulations;

•        indebtedness and the restrictions imposed on us by the terms thereof;

•        our ability to manage our supply chain to obtain adequate raw materials, equipment and essential supplies;

•        our ability to retain key personnel and maintain satisfactory labor relations, and to manage or mitigate any labor shortages, turnover and labor cost increases;

•        the impact of inflation on costs of labor, raw materials and other items that are critical to our business, including fuel, concrete and steel;

•        unfavorable developments affecting the banking and financial services industry;

•        property damage and other claims and insurance coverage issues;

•        risks related to any litigation or disputes, including employment-related, workers’ compensation and breach of contract claims;

•        risks related to our information technology systems and infrastructure, including cybersecurity incidents.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We caution you not to place undue reliance on these statements, which speak only as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

DIVIDEND POLICY

Our board of directors (“Board of Directors” or “Board”) has discretion regarding whether to declare or pay dividends.

On December 31, 2024, Bestwater declared a special dividend in the amount of $2,303,066.04 to Mr. Yunlong Zhang. On June 1, 2025, Bestwater declared a special dividend in an aggregate amount of 1,998,200 to its stockholders as of such date. Other than aforementioned special dividends, we have never declared or paid dividends on our Common Stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[•] if the underwriters do not exercise their over-allotment option, and $[•] if the underwriters exercise their over-allotment option in full.

As of the date of this prospectus, we intend to use proceeds we receive from the Offering for business expansion, strategic acquisitions, and working capital and other general corporate purposes. The intended allocation of the proceeds for each purpose are set forth below.

•        50% for business expansion, including talent acquisition, geographic expansion, and broadening the scope of our projects to include public infrastructure and commercial construction;

•        35% for strategic acquisitions, including potential acquisitions of design institutes, engineering firms, or building materials manufacturing businesses to enhance our vertical integration; however, we have not identified any specific acquisition targets as of the date of this prospectus; and

•        15% for working capital and general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this Offering by approximately $[•] million, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated aggregate offering expenses payable by us and assuming no change to the number of shares of Common Stock offered by us as set forth on the cover page of this prospectus.

The foregoing represents our current intentions based upon our present plans and business conditions to allocate and use the net proceeds of this Offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. Such events and conditions could include, among others:

•        delays, cancellations, terminations, or changes in anticipated project awards or schedules that alter our near-term capital needs;

•        increases in raw material, labor or subcontracting costs that require us to allocate more proceeds to operating expenses or working capital;

•        general economic or market conditions, such as inflation, interest rate fluctuations, or reduced availability of credit;

•        changes in laws or regulations affecting our operations or our industry;

•        operational disruptions, including supply chain interruptions or labor shortages;

•        force majeure events, such as natural disasters, pandemics or geopolitical instability; and

•        strategic opportunities, such as investments in technology, joint ventures or acquisitions, that were not anticipated at the time of this offering.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of [•] shares of Common Stock by us in this Offering at the assumed initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters, non-accountable expense allowance, and the estimated offering expenses payable by us. The following capitalization table assumes the over-allotment option has not been exercised.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

December 31, 2024
	Actual	As Adjusted
		Assuming no exercise of the over-allotment option	Assuming full exercise of the over-allotment option
Cash and cash equivalents	$	$
Stockholders’ Equity:
Common Stock, $0.0001 par value; 100,000,000 shares of Common Stock authorized; 9,700,000 issued and outstanding, actual, [•] issued and outstanding as adjusted	$
Additional paid-in capital(1)
Retained earnings
Total Stockholders’ Equity	$

____________

(1)      Reflects the sale of the [•] shares of Common Stock in this Offering at an assumed initial public offering price of $[•] per Share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[•].

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $[•] million, assuming the number of the Common Stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

If you invest in our Common Stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Common Stock that you pay and the pro forma as adjusted net tangible book value per share of our Common Stock after this Offering. Our pro forma net tangible book value as of [•] was [•] million, or [•] per share of Common Stock. Our pro forma net tangible book value per share represents total assets reduced by goodwill and other intangible assets and total liabilities and divided by the number of shares of Common Stock outstanding immediately prior to the closing of this Offering.

After giving effect to our sale of [•] shares offered in this Offering based on the estimated initial public offering price of $[•] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [•], would have been $[•], or $[•] per outstanding share of Common Stock. This represents an immediate increase in net tangible book value of $[•] per share of Common Stock to the existing stockholders, and an immediate dilution in net tangible book value of $[•] per Share to investors purchasing the shares of Common Stock in this Offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering(1)	Full Exercise of Over-Allotment Option
Assumed initial public offering price per Share	$	$
Net tangible book value per Share as of [•], 2024	$	$
Increase per share attributable to this Offering	$	$
As adjusted net tangible book value per share immediately after this Offering	$	$
Amount of dilution in net tangible book value per share to new investors in the Offering	$	$

____________

(1)      Assumes that the underwriters’ over-allotment option has not been exercised.

The following tables summarize, on an as adjusted basis as of [•], 2024, the differences between existing stockholders and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

Over-allotment option not exercised	Shares purchased		Total consideration		Average price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$
Over-allotment option exercised in full	Shares purchased		Total consideration		Average price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Common Stock and other terms of this Offering determined at the pricing.

MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock is not currently listed on any stock exchange. We plan to apply to list our Common Stock listed on Nasdaq under the symbol “[•].” Nasdaq might not approve our listing, and if it does, a trading market might not develop for our Common Stock. We will not proceed with this Offering in the event our Common Stock is not approved for listing on Nasdaq.

Number of Holders

As of [•], 2025, there are four (4) record holders of our Common Stock.

Dividend Policy

On December 31, 2024, Bestwater declared a special dividend in the amount of $2,303,066.04 to Mr. Yunlong Zhang. On June 1, 2025, Bestwater declared a special dividend in an aggregate amount of 1,998,200 to its stockholders as of such date. Other than aforementioned special dividends, we have never declared or paid dividends on our Common Stock. We intend to retain earnings, if any, to support the development of our business and therefore do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

Securities Authorized for Issuance under Equity Compensation Plans

Our Board of Directors plan to approve and adopt the 20[•] Stock Option Plan (the “Plan”). The following table discloses information as of the date of this prospectus, with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance, aggregated as follows:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options or rights	Weighted- average exercise price of outstanding options or rights	Shares of common stock remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders			$(1)
Equity compensation plans not approved by security holders
Total		$

____________

(1)      The number of shares of Common Stock reserved for issuance under our Plan was initially [•]; such amount will increase automatically on each January 1, starting with [January 1,            ], with an additional number of shares of Common Stock equal to the lesser of (A) 2% of the outstanding number of shares of Common Stock (on a fully-diluted basis) on the immediately preceding December 31 and (B) such lower number of shares of Common Stock as may be determined by the Board. Therefore, as of [•], 2025, we had a total of [•] shares of Common Stock available for issuance under the Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a U.S.-based engineering, procurement, and construction (EPC) company that provides design, construction, and integration services for critical process systems across multiple industrial sectors. We serve companies in automotive parts manufacturing, energy storage and battery manufacturing, renewable energy infrastructure, electronics production, and advanced manufacturing.

Our business has been built on serving international companies, primarily overseas enterprises, seeking to establish and expand their manufacturing operations in the United States. We believe this foundation has given us deep expertise in navigating complex regulatory frameworks, international business practices, and the technical requirements of sophisticated manufacturing processes. We are now leveraging these capabilities to expand our client base to include domestic and more foreign companies with similar technical and project execution needs, and to explore opportunities in public sector projects.

We believe our Houston headquarters positions us a strong base to serve clients throughout North America, with proximity to major industrial corridors, suppliers, and skilled labor markets. While not unique to Houston, this combination of logistical accessibility and industry ecosystem makes it a compelling location for supporting our EPC operations. Our experience bridging international standards with U.S. regulatory requirements, combined with our track record in complex industrial projects, enables us to deliver efficient, compliant solutions for any client seeking comprehensive EPC services. We continue to expand our footprint across Texas, Arizona, Florida, and other key markets. Our strategy focuses on delivering turnkey industrial solutions that meet the unique operational and cultural needs of overseas manufacturers entering the U.S. market.

For the years ended December 31, 2023 and 2024, our revenue was approximately $29.1 million and approximately $102.0 million, respectively. The revenue from EPC services accounted for approximately $28.0 million, representing 96% of the total revenue for the year ended December 31, 2023 and approximately $102.0 million, representing 100% of the total revenue for the year ended December 31, 2024, respectively. Our net income was approximately $4.1 million and approximately $7.8 million for the years ended December 31, 2023 and 2024, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this prospectus and those set out below.

•        Demand from our major client groups — We derive a substantial portion of our revenue from a limited number of clients. For the year ended December 31, 2023, one major client accounted for 96% of our total revenues. For the year ended December 31, 2024, two major clients accounted for 78% and 19% of our total revenues. Our accounts receivables and contract assets also reflect this concentration. As of December 31, 2023, two major clients accounted for 56% and 44% of our total accounts receivable. As of December 31, 2024, one major client accounted for 100% of our total accounts receivable. As of December 31, 2023, one major client accounted for 100% of our total contract assets. As of December 31, 2024, two major clients accounted for 65% and 30% of our total contract assets.

Although we expect a continued degree of revenue concentration in the near term, we are aiming to expand client base, build repeat-client momentum, and further diversify project pipeline which we believe will position us to reduce client concentration over time. Nevertheless, the timing of new contract execution and the resumption of paused projects may lead to fluctuations in revenue recognition and cash flow in the short term.

•        Fluctuations in the cost of our revenues — Subcontracting costs and project related expenses are the largest part of our cost of revenue. These costs are subject to fluctuations due to several key factors, including variations in project size and scope; changes in labor availability and subcontractor rates;
fluctuations in raw material prices (e.g., steel, concrete, electrical components); project site conditions and logistics; and supply chain delays or disruptions affecting the timing and cost of materials and subcontracted services.

•        Concentration of supply — For the year ended December 31, 2023, three vendors accounted for 24%, 14% and 12% of our total cost of revenues. For the year ended December 31, 2024, four vendors accounted for 19%, 18%, 14% and 13% of our total cost of revenues. This concentration is not the result of strategic reliance on specific subcontractors, but rather reflects project-specific factors, such as the technical complexity or volume of work in certain trades (e.g., electrical or mechanical), that cause certain vendors to assume a larger role in specific projects. All subcontractors and suppliers are selected through competitive bidding based on each project’s scope, location, and schedule. While we maintain an expanding vendor pool, changes in pricing, availability, or performance of these key vendors could adversely impact our cost structure and operating margins. We continue to manage this risk by evaluating alternative vendors and negotiating favorable terms where appropriate.

•        Inflation risk — Inflationary factors, such as increases in material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses, could impair our operating results. For example, prices for key inputs such as steel, copper, and concrete continue to fluctuate due to global supply chain disruptions. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

•        Geopolitical tensions and trade policies — Our projects may be affected by external policy changes and international trade developments, particularly when they involve imported equipment and materials. In February 2025, we signed a $30 million contract with a client in the battery manufacturing industry for the construction of a production facility. However, in June 2025, the project was placed on hold. This was likely due to significantly increased U.S. tariffs on certain types of machinery and production equipment, some of which have been subject to tariffs of up to 145%, as well as additional duties on steel and aluminum. These policy shifts significantly raised projected capital expenditures and delayed critical equipment installation. While the contract has not been terminated and we remain in active communication with the client, there is currently no definitive timeline for resumption. This instance reflects the potential impact of external macroeconomic and policy factors on specific projects, rather than a trend affecting our overall client base. We continue to monitor relevant policy developments and maintain flexibility in project scheduling and resource allocation.

Despite these headwinds, we believe our specialization in in delivering EPC services to U.S.-based manufacturing ventures positions us to benefit from ongoing trends in reshoring and foreign direct investment into the U.S. industrial base. These trends have been driven in part by geopolitical tensions, global supply chain disruptions, and government incentives that encourage strategic sectors to localize production and reduce reliance on overseas manufacturing.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Company’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of operating results for the financial years ended December 31, 2023 and 2024

The following table shows our statement of operations data for the fiscal years ended December 31, 2023 and 2024. For further information regarding the results of our operations, see our financial statements appearing elsewhere in this prospectus.

	For the year ended December 31, 2023	For the year ended December 31, 2024	Change
	US$	US$	US$
Revenue	29,075,604	102,048,355	72,972,751	251%
Cost of revenues	(21,962,790)	(88,920,480)	(66,957,690)	305%
Gross profit	7,112,814	13,127,875	6,015,061	85%

Operating expenses:
Selling, general and administrative expenses	(1,899,253)	(3,396,780)	(1,497,527)	79%
Total operating expenses	(1,899,253)	(3,396,780)	(1,497,527)	79%
Income from operations	5,213,561	9,731,095	4,517,534	87%

Other income
Interest income	271	105,115	104,844	38688%
Total other income	271	105,115	104,844	38688%

Income before income tax expense	5,213,832	9,836,210	4,622,378	89%
Income tax expense	(1,094,905)	(2,065,604)	(970,699)	89%
Net income	4,118,927	7,770,606	3,651,679	89%

Revenue

As set forth in the following table, during the years ended December 31, 2023 and 2024, our revenue was derived from EPC services and sales of equipment:

	For the years ended December 31,
	2023		2024
	US$	%	US$	%
EPC services	28,009,454	96%	101,951,758	100%
Sales of equipment	1,066,150	4%	96,597	0%
Total	29,075,604	100%	102,048,355	100%

Our total revenue increased by approximately $73.0 million, or 251%, to approximately $102.1 million for the year ended December 31, 2024 from approximately $29.1 million for the year ended December 31, 2023. The increase was primarily attributable to the commencement and execution of a major EPC contract, which contributed approximately $79.6 million, or 78% of our total revenue in 2024. The remaining approximately $22.4 million was generated from other EPC projects, compared to approximately $28.0 million in 2023, reflecting both new contract awards and the completion of certain ongoing projects. Revenue from equipment sales decreased from approximately $1.1 million in 2023 to approximately $0.1 million in 2024. Accordingly, the year-over-year revenue increase was driven predominantly by the Solar Agreement, partially offset by decreases in other EPC activities and equipment sales.

In April 2025, the client under the Solar Agreement exercised its right to terminate for convenience. The termination did not result from any performance issues or breach by us. As of December 31, 2024, we recognized approximately $79.6 million of revenue under the Solar Agreement, representing 90.5% of the total contract value of approximately $88 million. The majority of the project work was completed prior to the termination and while we believe we are entitled to a termination fee, covering completed work and related costs, this termination has discontinued a substantial source of revenue present in 2024. As a result, we believe our results of operations for 2024 should not be considered indicative of our future operating results or financial condition.

Subsequent to December 31, 2024, we entered into several EPC contracts with different clients, each generally in the single-digit million dollar range. While the aggregate value of these contracts is not comparable to the Solar Agreement, we believe they broaden our client base and may support future revenue opportunities.

Cost of revenues

During the years ended December 31, 2023 and 2024, our cost of revenues increased by approximately $66.9 million or 305% to approximately $88.9 million for the year ended December 31, 2024 from approximately $22.0 million for the year ended December 31, 2023. Such an increase was correlated to the increase in revenue from EPC services.

Gross profit

Our gross profit margin decreased from approximately 24% in fiscal year 2023 to approximately 13% in fiscal year 2024. The decrease was primarily due to the following factors: (i) a significant portion of our 2024 revenue was generated from a large new client project in Arizona, for which we adopted a relatively lower bidding margin strategy in order to secure the contract; (ii) larger-scale projects generally have lower profit margins compared to smaller projects due to the competitive bidding environment and pricing structures; and (iii) the Arizona project, being our first project of this scale, incurred substantial consulting and advisory fees, which were necessary during the initial execution phase but are not expected to recur at similar levels in future projects of comparable size.

Selling, general and Administrative expenses

The following table sets forth the breakdown of our selling, general and administrative expenses for the financial years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023		2024
	US$	%	US$	%
Payroll and welfare expenses	1,098,944	58%	1,570,663	46%
Office expenses	489,574	26%	1,003,594	30%
Operating lease expenses	14,866	1%	65,765	2%
Professional service expenses	163,925	8%	645,265	19%
Depreciation and amortization	—	—%	32,747	1%
Share-based compensation expenses	128,696	7%	—	—%
Selling expenses	3,248	0%	78,746	2%
Total	1,899,253	100%	3,396,780	100%

General and administrative expenses increased by approximately $1.5 million or 79% to approximately $3.4 million for the year ended December 31, 2024 from approximately $1.9 million for the year ended December 31, 2023. Such increase was mainly attributable to the increase in revenue generated from EPC services of approximately $73.9 million. In 2024, the Company implemented several business expansion strategies, including the hiring of additional project management, engineering, and administrative personnel, as well as the strengthening of its bidding and client development teams. The Company also increased its participation in marketing activities and industry events to enhance visibility and support future contract acquisition. These initiatives contributed to the rise in selling, general, and administrative expenses to support increased business volume.

Payroll and welfare expenses were mainly represented by the salaries, allowances to our employees and share-based compensation expense, primarily for our corporate, executive, finance and other administrative functions.

Office expenses were mainly represented by insurance, travel expenses and software expenses.

Professional service expenses were mainly represented by the financial, legal advisory service and other services rendered by the professionals outside the Company.

The Company expects that certain general and administrative expenses, including those related to legal and financial advisory services, will continue to increase in 2025 as it engages with consultants to support future growth and capital market activities.

Other Income

Our interest income arose from bank deposit increased by $104,844 for the year ended December 31, 2024. This is mainly due to more placement of deposits attributable to increase in funds from operation during the year ended December 31, 2024.

Income Tax Expenses

During the financial years ended December 31, 2023 and 2024, our income tax expense comprised of our current tax expense and deferred tax for the financial year.

For the year ended December 31, 2024, our income tax increased to approximately $2.1 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 21% due to the increase on the growth of revenue. Such income tax increase was generally in line with the increase in our profit for the financial year.

Net Income

As a result of the foregoing, our net income amounted to approximately $4.1 million and approximately $7.8 million for the financial years ended December 31, 2023 and 2024, respectively.

Liquidity and Capital Resources

As of December 31, 2024, we had approximately $9.4 million in cash, compared to approximately $9.6 million as of December 31, 2023. The slight decrease was primarily due to cash outflows from investing activities on purchasing the vehicle, partially offset by positive cash flow from operating activities.

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, the net proceeds from this offering and other equity or debt financings as and when appropriate.

We believe that our operations are self-sustaining and that our current cash position is sufficient to meet our working capital needs and planned capital expenditures for at least the next 12 months from the date of this prospectus.

Material Cash Requirements

Working Capital

As of December 31, 2024, we had approximately $9.4 million in cash and net current assets of approximately $10.4 million. Subsequent to December 31, 2024 and up to the date of this prospectus, we have not received additional paid-in capital and our cash position has not materially changed.

In April 2025, our largest client terminated for convenience the Solar Agreement with a total contract value of approximately $88 million. We recognized approximately $79.6 million from the Solar Agreement, which represented approximately 78% of our total revenue for the year ended December 31, 2024. We substantially completed our scope of work under the Solar Agreement prior to termination and we believe we are entitled to receive payments under the termination provisions, covering completed work and demobilization costs. As of the date of this prospectus, we are still in discussions with this client about the amount of the termination fee. There can be no assurance that we will ultimately receive any portion of this termination fee.

In addition, a $30 million EPC contract awarded in February 2025 was placed on hold in June 2025 due to significant increases in the U.S. tariffs on imported machinery and equipment. While this hold delays revenue recognition, it also defers the related cost outlays. While higher tariffs may increase costs on certain inputs such as steel and aluminum, we believe they may also encourage additional domestic manufacturing investment, which could support demand for our EPC services over the longer term.

Our historical operating cash requirements primarily consist of selling, general and administrative expenses (“SG&A”), which were approximately $3.4 million in the year ended December 31, 2024. By comparison, our $9.4 million cash balance as of December 31, 2024 was nearly three times our annual SG&A expenses. Our cost of revenues, by contrast, fluctuates with the size of projects under execution and are generally matched by project-related cash inflows. Taking these factors together, we believe our current cash position, combined with expected payments under existing contracts and costs for the commercialization of our modular water treatment systems products, provides sufficient liquidity to support our operations and meet our obligations for at least the next 12 months from the date of this prospectus.

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Total current assets	14,518,964	$24,041,132
Total current liabilities	(9,443,072)	(13,594,971)
Net current assets	5,075,892	$10,446,161

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024
	US$	US$
Cash as of beginning of the year	217,813	9,573,299
Net cash provided by operating activities	11,569,163	58,907
Net cash used in investing activities	—	(99,018)
Net cash used in financing activities	(2,213,677)	(89,389)
Net change in cash	9,355,486	(129,500)
Cash as of the end of the year	9,573,299	9,443,799

Cash flows from operating activities

Our cash inflow from operating activities was principally receipt of payments from clients. Our cash outflows from operating activities were principally due to payments to subcontractors, and for salaries, raw materials, rental, and other administrative and operating expenses. Net cash provided by operating activities reflects our net income adjusted for depreciation of equipment, amortization of right-of-use assets, share-based compensation expense and change in operating assets and liabilities items including accounts receivable, contract assets, amount due from related parties, prepayments and other current assets, accounts payables, contract liabilities, income tax payables, accrued expense and other current liabilities and other non-current liabilities.

For the year ended December 31, 2024, our net cash provided by operating activities was approximately $0.1 million, which primarily reflected our net income of approximately $7.8 million, as negatively adjusted by (i) increase of accounts receivable of approximately $0.9 million, and (ii) increase of contract assets of approximately $10.2 million and positively adjusted by (iii) increase of accounts payable of approximately $3.6 million.

For the year ended December 31, 2023, our net cash provided by operating activities was approximately $11.6 million, which primarily reflected our net income of approximately $4.1 million, as negatively adjusted by (i) increase of contract assets of approximately $2.2 million and positively adjusted by (ii) increase of accounts payable of approximately $7.0 million, and (iii ) increase of income tax payable of approximately $1.3 million.

Cash flows from investing activities

Our cash flows used in investing activities primarily consisted of purchase of vehicles for business uses.

For the year ended December 31, 2024, our net cash used in investing activities was approximately $0.1 million, primarily due to purchase of vehicles.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of amounts borrowed to, and repayments made by the director.

For the year ended December 31, 2024, our net cash used in financing activities was approximately $0.1 million, which mainly consisted of amounts borrowed to and repayment made by the related party.

For the year ended December 31, 2023, our net cash used in financing activities was approximately $2.2 million, which mainly consisted of amounts borrowed to and repayment made by the related party.

Accounts receivable

Our net accounts receivable increased from approximately $0.1 million as of December 31, 2023 to approximately $1.0 million as of December 31, 2024. The increase was primarily attributable to our revenue from EPC services.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Within 30 days	—	970,500
Between 31 and 60 days	—	—
Between 61 and 90 days	—	—
Over 91 days	83,287	—
Accounts receivables, net	83,287	970,500

We have a policy for determining the allowance for credit loss based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each client and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our clients operate and aging of the accounts receivable.

During the years ended December 31, 2023 and 2024, there was no allowance.

Contract assets

Our contract assets increased from approximately $2.5 million as of December 31, 2023 to approximately $12.7 million as of December 31, 2024. The increase was primarily attributable to our EPC service projects with two clients. We believe the increase resulted from both clients’ heightened caution in certifying project milestones given what we believe to be the significance of the projects, which led to delays in the expected timeline. In 2025, we issued the invoices totaling approximately $5.6 million, which was recorded as contract assets as of December 31, 2024 and was fully settled with cash as of the date of this prospectus. We expect the clients to complete the remaining certifying process by the end of 2025. We believe this delay attributable to the certification process presents no significant impact on our liquidity.

Accounts payable

Our accounts payable increased from approximately $7.0 million as of December 31, 2023 to approximately $10.6 million as of December 31, 2024. The increase was mainly attributable to more procurement and subcontracting activities in line with our expanded project volume.

Capital Commitments

As of December 31, 2023 and 2024, we did not have any capital commitments.

Contractual Obligations

The following table summarized our contractual obligations, which include principal in the cases of contract liabilities as of December 31, 2024:

	Payment due by period
	Less than 1 year	1 to 3 years	3 to 5 years	Total
	US$	US$	US$	US$
Contractual Obligations:
Contract liabilities	743,012	—	—	743,012
Operating lease obligations	17,718	1,477	—	19,195

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings and claims arising from contractual obligations, employment matters, or other business-related issues. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

As of December 31, 2024, and through the date of this prospectus, there were no pending or threatened legal proceedings that, in the opinion of management, are expected to have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions with high credit ratings. As of December 31, 2023 and 2024, the Company’s cash was $9,573,299 and $9,443,799, respectively.

Accounts receivable primarily consist of amounts receivable from the service clients. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these clients. The Company establishes a provision for doubtful accounts based on estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of demand

The following table sets forth a summary of single clients who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2023		2024
	US$	%	US$	%
Client
Client A	46,460	56%	—	—%
Client B	36,827	44%	—	—%
Client C	—	—%	970,500	100%
Total	83,287	100%	970,500	100%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023		2024
	US$	%	US$	%
Client
Client D	27,816,530	96%	19,673,476	19%
Client E	—	—%	79,569,682	78%
Total	27,816,530	96%	99,243,158	97%

The following table sets forth a summary of single clients who represent 10% or more of the Company’s total contract assets:

	As of December 31,
	2023		2024
	US$	%	US$	%
Client
Client D	2,466,530	100%	8,282,006	65%
Client E	—	—%	3,812,738	30%
Total	2,466,530	100%	12,094,744	95%

The projects associated with these clients were completed in April and in June 2025, respectively. In February 2025, we signed a $30 million contract with a new client in the battery manufacturing industry for the construction of a production facility. However, in June 2025, the project was placed on hold. This was likely due to significantly increased U.S. tariffs on imports from China, particularly machinery and production equipment, which have been subject to tariffs of up to 145%, as well as additional duties on steel and aluminum. These policy shifts significantly raised projected capital expenditures and delayed critical equipment installation. While the contract has not been terminated and we remain in active communication with the client, there is currently no definitive timeline for resumption.

As of July 20, 2025, we have signed contracts with five new clients across industries including photovoltaic manufacturing, energy storage batteries, cross-border e-commerce, and furniture manufacturing. In addition, we are actively bidding for projects from seven prospective clients, across sectors such as semiconductor foundry, photovoltaic and battery production, automotive glass, and furniture manufacturing.

Although we expect a continued degree of revenue concentration in the near term, we are aiming to expand client base, build repeat-client momentum, and further diversify project pipeline which we believe will position us to reduce client concentration over time. Nevertheless, the timing of new contract execution and the resumption of paused projects may lead to fluctuations in revenue recognition and cash flow in the short term.

Concentration of supply

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2023		2024
	US$	%	US$	%
Supplier
Supplier A	2,600,000	37%	—	—%
Supplier B	2,248,780	32%	2,757,791	26%
Supplier C	890,504	13%	—	—%
Supplier D	—	—%	3,402,390	32%
Total	5,739,284	82%	6,160,181	58%

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total cost:

	For the years ended December 31,
	2023		2024
	US$	%	US$	%
Supplier
Supplier A	2,600,000	12%	—	—%
Supplier B	5,180,280	24%	—	—%
Supplier D	—	—%	17,188,618	19%
Supplier E	3,081,377	14%	—	—%
Supplier F	—	—%	16,287,868	18%
Supplier G	—	—%	12,687,903	14%
Supplier H	—	—%	11,144,609	13%
Total	10,861,657	50%	57,308,998	64%

This concentration is not the result of strategic reliance on specific subcontractors, but rather reflects project-specific factors, such as the technical complexity or volume of work in certain trades (e.g., electrical or mechanical), that cause certain vendors to assume a larger role in specific projects. All subcontractors and suppliers are selected through competitive bidding based on each project’s scope, location, and schedule. While we maintain an expanding vendor pool, changes in pricing, availability, or performance of these key vendors could adversely impact our cost structure and operating margins. We continue to manage this risk by evaluating alternative vendors and negotiating favorable terms where appropriate.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. The management concluded that the Company’s available cash and working capital will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these financial statements. Accordingly, management continues to prepare the Company’s financial statements on a going concern basis.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimate in the period is revenue recognition. Actual results could vary from the estimates and assumptions that were used.

Revenue recognition

The Company engages in providing engineering, procurement, and construction (“EPC”) services for critical process systems across multiple industrial sectors. The Company serves clients in energy storage and battery manufacturing, renewable energy infrastructure, electronics production, advanced manufacturing, and semiconductor fabrication industries.

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of April 1, 2020. Accordingly, the consolidated financial statements for the year ended December 31, 2024 and 2023 are presented under ASC 606. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. For the accounting period, the Company has determined two revenue streams for the accounting period, which includes: (1) Revenue from EPC services and (2) Sales of equipment and others.

Revenue from contracts with clients is recognized using the five-step model defined by ASC Topic 606 which requires the Company to (1) identify its contracts with clients, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

(1)    EPC services

The Company typically got the project through project bidding or purchase orders from its clients which will set the terms and conditions including the transaction price, services to be performed, performance obligations, and terms of payments. The terms and conditions serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The performance obligation is to provide engineering, procurement, and construction services to the clients. There is no implied or implicit performance obligations related to the contract and/or purchase order. The scope of work to be executed by the Company shall include all materials and equipment required by the Contract and all temporary or permanent sub-contractor’s personnel, materials and other items and services required for the engineering, procurement, construction, facility equipment commissioning, training, defect remedy and acceptance.

The contract is typically fixed priced with certain exemptions, which have a variable consideration within a range of the contract price based on changing the scope of work, which is reflected in the milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual obligation. The Company’s revenue is derived from contracts where scope is adequately defined, and therefore the Company can reasonably estimate total contract value. Revenue and gross profit or loss for contracts can be significantly affected by variable consideration, which can be in the form of unapproved change orders and liquidated damages that may not be resolved until the later stages of the contract or after the contract has been completed. The Company estimates variable consideration based on the amount the Company expects to be entitled, and includes estimated amounts in transaction price to the extent it is probable that a significant future reversal of cumulative revenue recognized will not occur or when the Company concludes that any significant uncertainty associated with the variable consideration is resolved. For 2024 and 2023, we had no material amounts in revenue related to unapproved change orders or liquidated damages.

Customer contracts are generally represented by a contract with durations typically ranging from three months to two years. The Company uses the percentage of completion (“POC”) method, the ratio of contract costs incurred to date compared to total estimated contract costs, to recognize revenue (an input method). For these contracts, revenue is recognized overtime since the customer controls the projects being constructed and renovated throughout the process, and there is a continuous transfer of control from the Company to the customer. There is typically no warranty obligation except for certain projects, of which contracts may include retentions or holdbacks, in accordance with the local requirements, to be paid one-year after the quality assurance warranty period expires to ensure that Company meets the contract obligations and to provide guarantees that the product will function as intended and meet the agreed-upon specifications. This assurance-type warranty is not accounted for as a separate performance obligation, and thus no transaction price is being allocated. According to past experience, the Company never occurred quality problems after the project was completed. The amount of warranty is nil for the years ended December 31, 2023 and 2024. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the clients and the transfer of promised services to the clients will be less than one year.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred represent a reasonable measure of progress towards the satisfaction of a performance obligation in order to estimate the portion of revenue earned. The Company uses the input method to recognize revenue due to the outputs are difficult to measure. Input methods recognize revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The contract price is fully allocated to one performance obligation. Milestone billing payments are approved once the service is certified by the client at each milestone. Remaining performance obligation represents all future revenue under contract that has not yet been recognized as revenue and includes unearned revenue. The value of the transaction price allocated to remaining performance obligations under EPC service contracts as of December 31, 2023 was approximately $22.2 million. The Company recognized 89% of remaining performance as revenue in 2024. The value of the transaction price allocated to remaining performance obligations under EPC service contracts as of December 31, 2024 was approximately $12.7 million. The Company expects to recognize 100% of remaining performance obligations as revenue in the next twelve months.

Contract costs typically include direct labor, subcontractor and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. This means that profit is not recognized until the outcome can be reliably measured. The stage of completion is determined through the proportion of costs incurred to total costs.

The Company’s contract with the client has payment terms specified based upon certain obligations completed. The Company will submit progress billing to the client when the stage of the project is completed, and after the Company receives the certificate from client, the Company will issue a tax invoice to the client. As the clients are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

(2)    Sales of equipment and others

Revenue from sales of equipment and others comprised of revenue mainly from equipment sales with minor installation and transportation, and other design service, which is recognized when the performance obligation is satisfied at a point in time generally as the equipment is sold or services are provided for a duration of typically less than three months. The Company typically receives purchase orders from its clients which will set for the terms and conditions including the transaction price, equipment or services to be provided or performed, performance obligations, and terms of payment. The terms and conditions serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery or completion of the equipment or the services to the client according to the contract. The Company recognizes revenue when the following events have occurred: (a) the Company has performed the contract obligation; (b) the Company has a present right to payment; (c) the client has legal rights to the equipment or services, and (d) the client bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the client acceptance on the equipment and services and the Company recognized the revenue at a point in time.

The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the service before it is transferred to clients, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with client, and has pricing discretion.

Recent accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 “Summary of significant accounting policies — Recently issued accounting pronouncements” to the financial statements.

BUSINESS

Business Overview

We are a U.S.-based engineering, procurement, and construction (EPC) company that provides design, construction, and integration services for critical process systems across multiple industrial sectors. We serve companies in automotive parts manufacturing, energy storage and battery manufacturing, renewable energy infrastructure, electronics production, advanced manufacturing, and semiconductor fabrication industries.

Our business has been built on serving international companies, seeking to establish and expand their manufacturing operations in the United States. We believe this foundation has given us deep expertise in navigating complex regulatory frameworks, international business practices, and the technical requirements of sophisticated manufacturing processes. We are now leveraging these capabilities to expand our client base to include domestic companies with similar technical and project execution needs, and to explore opportunities in public sector projects.

We believe our Houston headquarters positions us strategically to serve clients throughout North America, with proximity to major industrial corridors, suppliers, and skilled labor markets. Our experience bridging international standards with U.S. regulatory requirements, combined with our track record in complex industrial projects, enables us to deliver efficient, compliant solutions for any client seeking comprehensive EPC services.

For the years ended December 31, 2023 and 2024, our revenue was approximately $29.1 million and approximately $102.0 million, respectively. The revenue from EPC services accounted for approximately $28.0 million, representing 96% of the total revenue for the year ended December 31, 2023, and approximately $102.0 million, representing 100% of the total revenue for the year ended December 31, 2024, respectively. Our net income was approximately $4.1 million and approximately $7.8 million for the years ended December 31, 2023 and 2024, respectively.

We are dependent on large construction projects for which we recognize revenue over time. These projects can take up to several months or more than one year. Such projects represent a significant portion of our total revenue. As a result, our financial performance in any given reporting period or fiscal year may fluctuate due to the timing and completion of such projects, as well as the number and size of such projects in any given year.

In addition, our customers typically have the unilateral right to terminate existing contracts without cause. Upon any such termination for convenience, we are entitled to receive compensation for the work we have already performed and for the costs incurred by us as a result of such termination, but we would not be able to receive the full amount of revenues that would have been generated had the project continued through completion. This termination structure provides our customers with flexibility but also introduces the risk that a significant project could be terminated prior to completion, which could impact our revenues and results of operations.

Our Material Projects

Ongoing Project

Semiconductor Manufacturing Facility Project — Arizona

On August 1, 2025, Bestwater entered into a certain service agreement with Propersys Corporation to act as a subcontractor for the construction of a large semiconductor manufacturing facility located in Phoenix, Arizona. Bestwater is subtracting for the project’s general contractor and have received three separate purchase orders (“PO” or “Purchase Order”) for an aggregate contract value of $5.5 million as of the date of this prospectus.

•        Scope of work:    The first Purchase Order covers cable tray installation. The project preparation began in mid-September 2025 with completion expected by January 2026. Upon completion of the first Purchase Order, we are scheduled to commence work under the second and third Purchase Orders for electrical wiring for another two months on-site.

•        Contract type:    This contract is structured as labor-only, without significant procurement obligations. We agreed to provide labor, rental equipment, such as forklift, and auxiliary materials, while the general contractor or owner supplies the major cable tray and wiring materials.

•        Materiality and outlook:    Although relative to the Solar Agreement, the size of the first three purchase orders is not significant, we believe this project represents our entry into a strategic client relationship in the semiconductor sector. We believe its successful execution may position us to compete for larger-scale contracts at this facility annually.

•        Risks and considerations:    As with most labor-only subcontracts, the principal risks relate to labor availability, productivity, and scheduling coordination on site. To that end, we believe that we do not bear risks associated with the procurement of major materials, design and construction management or site safety management.

Recently Completed and Terminated Projects

Photovoltaic Manufacturing Facility Project — Florida

In 2018, Bestwater was awarded the phase I construction contract for this photovoltaic manufacturing facility project, and completed the work in 2019 to the client’s satisfaction. In 2023, Bestwater was awarded phase II and phase III construction contracts for the expansion of a solar panel module manufacture in Florida.

•        Scope of work:    The project primarily involved EPC services for design and construction of process utilities, electrical and mechanical installation, and supporting infrastructure. The objective was to adapt and upgrade the existing facility the client leased to meet the client’s new production requirements.

•        Contracts terms and size:    Together, phase II and phase III had an aggregate contract value of approximately $45.5 million. Payments were milestone-based, linked to defined stages of completion such as utility hookups, production line installation, and building systems commissioning. The contracts also included customary provisions on performance standards, warranties, and termination rights.

•        Project Completion and Revenue Contribution:    Both projects were completed in July 2025, with revenue recognized in accordance with the cost-to-cost method under ASC 606. These contracts contributed approximately $27.8 million, or 96% of our total revenue in 2023, and approximately $19.7 million, or 19% of our total revenue in 2024.

•        Risks and considerations:    Although the projects were completed without material delays or cost overruns, they were performed under fixed-price terms, reflecting that we believe to be the competitive pricing environment in the renewable energy sector. Such contract structures can exert pressure on our profit margins and may continue to influence our approach to future large-scale projects.

Photovoltaic Manufacturing Facility Project — Arizona

In March 2024, Bestwater entered into a construction contract with a solar panel module manufacturer for tenancy improvements and related infrastructure works at its new facility in Arizona. The total contract value was approximately $88 million. In April 2025, this Solar Agreement was terminated for convenience by the client.

•        Scope of work:    Our responsibilities included construction of multiple critical systems, such mechanical, HVAC, electrical, plumbing, and fire protection systems. The objective was to adapt and upgrade the existing facility the client leased to meet the client’s production requirements.

•        Progress and termination:    By April 2025, we had substantially completed our scope of work, when the client underwent a change of ownership. The new owner then exercised its contractual right to terminate the Solar Agreement for convenience in April 2025. At the time of termination, we recognized approximately $88 million in revenue from this project, of which, $79,569,682 was recognized in 2024, representing approximately 78% of our total revenue for the year ended December 31, 2024.

•        Payment provisions:    Under the termination terms, the new owner is obligated to pay a termination fee, which includes (a) payment for all work performed up to the termination date that has not yet been paid, (b) reasonable expenses incurred for demobilizing equipment and personnel from the project site, (c) reasonable costs associated with terminating subcontractor agreements and satisfying related obligations entered into in good faith, and (d) other actual and reasonable out-of-pocket costs directly resulting from the termination. We believe we are entitled to a termination fee, covering completed work and related costs. As of the date of this prospectus we are still in discussions with the new owner regarding the amount of such fee; however, there can be no assurance that we will ultimately receive any portion of this termination fee.

•        Risks and considerations:    While the project was substantially completed in accordance with schedule and performance standards, its termination highlights the risk that large clients may discontinue or alter projects for reasons unrelated to our performance, such as changes in ownership or business strategy. Because the vast majority of our work has already been performed prior to termination, we do not expect material financial losses from this contract. However, given the size of this project and its contribution to our 2024 revenue, this instance also illustrates the risks associated with revenue concentration and the potential impact on our operating results should similar terminations occur in the future. See “Risk Factor — Risks Related to Our Business and Operation — Our dependence on large construction contracts may result in uneven financial results.”

History and Corporate Structure

BW Holdings was incorporated in Delaware on April 28, 2025, and is headquartered in Houston, Texas. The Company operates through its wholly owned operating subsidiary, Bestwater USA Inc. (“Bestwater”), doing business as BW Industrial Construction, a corporation organized under the laws of Texas on November 21, 2016.

On June 5, 2025, the Company entered into a share exchange agreement with Bestwater and its stockholders, pursuant to which the Company acquired 100% of the issued and outstanding shares of Bestwater’s common stock, and in exchange, issued an aggregate of 9,700,000 shares of the Company’s Common Stock (the “Share Exchange”) to stockholders of Bestwater. As a result of the Share Exchange, Bestwater became a wholly owned subsidiary of the Company. The Share Exchange is recognized as a combination of entities under common control as both Bestwater and the Company have been controlled before and after the transaction by the same stockholders. As such, the financial statements and financial information contained in this filing for prior years have been retrospectively adjusted as if the Share Exchange had occurred at the beginning of the earliest period presented.

Below is the chart showing the Company’s corporate structure as of the date of this prospectus and as of the closing of the Offering (assuming the over-allotment option is not exercised in full):

Our Competitive Strengths

•        Comprehensive Pre-Construction Advisory Services.    Unlike many regional EPC firms that focus primarily on construction execution, we differentiate ourselves by offering a full suite of pre-construction advisory services beginning at the initial stages of project development. Our support includes industrial site selection, regulatory and permitting feasibility assessments, and analysis of local policies and development incentives. This service is especially valuable to foreign manufacturers and other clients unfamiliar with the U.S. regulatory landscape, enabling them to navigate complex requirements with confidence. By engaging early in the project lifecycle, we aim to help clients make faster, better-informed strategic decisions before committing significant capital.

•        Cross-Border Technical and Regulatory Navigation.    Many of our clients operate mature production facilities in China and other international markets and seek to replicate proven processes in their U.S. operations. Our team specializes in working with foreign design documents, technical specifications, and manufacturing layouts. We collaborate with U.S.-licensed architects and engineers to translate these foreign design documents into U.S.-compliant construction drawings while preserving the operational logic and efficiency of the original designs. This cross-border technical expertise enables us to leverage clients’ existing investments in proven manufacturing processes, significantly reducing design time and costs compared to approaches that require complete facility redesign from the ground up.

•        Effective Change Order Management Through Cultural Insight and Technical Expertise.    International clients often face costly change orders when working with contractors due to communication gaps, cultural misunderstandings, inconsistent documentation practices, and differing interpretations of regulatory requirements. We have observed projects where change orders have reached 100% of original contract values, doubling the project costs. Our approach focuses on minimizing such cost overruns through better upfront coordination and communication. Our team’s deep understanding of the U.S. business norms and technical design standards enables us to proactively identify and resolve potential issues during the planning phase. Through our translation of the original design documents into locally compliant construction drawings, we aim to reduce ambiguity and increase project alignment from the outset. This collaborative, detail-oriented approach tends to minimize the likelihood of scope changes and contributes to more predictable project outcomes.

•        Strategic Procurement Optimization.    We engage clients early in the design process to optimize material and equipment sourcing strategies, determining which components can be procured internationally for cost advantages and which must be sourced domestically for compliance or logistical reasons. Our experience with international supply chains and long-lead procurement enables proactive planning during design phases, reducing project delays and cost overruns.

•        Specialized Technical Expertise in Advanced Manufacturing.    We have successfully delivered complex industrial facilities across lithium battery manufacturing, solar panel production, and precision glass manufacturing. Our technical capabilities include cleanroom construction, hazardous material handling systems, ultra-pure process systems, and advanced mechanical, electrical, and plumbing (“MEP”) integration required for high-technology manufacturing environments.

Our Growth Strategies

•        Market Expansion.    We are pursuing a market expansion strategy to serve domestic industrial clients and more foreign industrial clients across Asia and the Americas. We are also exploring opportunities to participate in public sector projects. For example, we are monitoring upcoming city-led municipal water and wastewater infrastructure upgrades in the Houston area and other regions. This strategy aims to diversify our client base and reduce concentration risk.

•        Technology and Systems Enhancement.    To support scalable project delivery and stay current with industry best practices as we grow, we plan to invest more in our technology infrastructure and are considering exploring the use of AI-powered design tools. This will help generate 3D models during the design process more efficiently and may support additional interactive functionalities in the future. These technology investments are designed to enhance cross-team collaboration, reduce construction-phase issues, and ultimately deliver better outcomes for our clients while increasing our operational efficiency.

•        Leveraging Policy Incentives for Market Expansion.    We plan to capitalize on the growing availability of U.S. policy incentives designed to attract foreign manufacturing investment to expand our client base and accelerate project pipelines. As more states and localities offer tax abatements, infrastructure support, and streamlined permitting to attract international manufacturers, we are positioned to serve as a critical bridge helping these companies navigate and maximize these benefits. Our expertise in guiding clients through incentive application processes and government communications creates opportunities to engage with prospects earlier in their decision-making process, potentially leading to larger project scopes and stronger client relationships.

•        Potential Vertical Integration.    As part of our long-term strategic planning, we are considering potential vertical integration opportunities, including the possible acquisition of local design institutes or steel fabrication facilities. These potential acquisitions could enhance our in-house capabilities and provide greater control over project timelines and quality. However, no formal discussions have taken place, and no specific acquisition targets have been identified at this time.

Our EPC Services

Our service offerings are structured to meet diverse client needs and project phases, providing flexibility in engagement scope and timing. Most of our revenue is derived from full-scope EPC projects or multi-phase service arrangements that span significant portions of the project lifecycle. These projects typically have an average duration of approximately 12 months, which we believe is faster than many competitors in our sector. While we generally act as the general contractor, we also provide specialized EPC services as a subcontractor for one project in Arizona. We believe this service structure enables us to build relationships progressively while providing project owners the flexibility to engage us at the appropriate project phase and scope level for their specific needs.

We have successfully executed complex, large-scale industrial projects across various sectors, including the renewable energy, automotive, and advanced manufacturing sectors. Our past work includes providing full EPC services for both the construction and renovation of renewable energy production facilities, and an automotive glass manufacturing plant, covering mechanical, electrical, and plumbing (MEP), compressed air systems (CAS), and HVAC installations. We also led the design and installation of dust collection, insulation, and vacuum piping systems at battery manufacturing facilities.

Operation Workflow

Our operations follow a structured project lifecycle which we believe enable us to deliver complex industrial facilities with consistency, cost-efficiency, and high technical performance. The key phases of our project execution are as follows:

Client Engagement and Bidding

We typically engage with clients through a competitive bidding process. In response to requests for proposals (RFPs) issued by prospective clients, we submit detailed bids that include technical solutions, cost estimates, project schedules, and execution plans. Successful bids are awarded based on a combination of price competitiveness, technical qualifications, safety record, and past performance.

Design and Pre-Construction Planning

Once awarded a contract, we will work closely with the client to finalize our engagement scope and design requirements. Depending on the project’s stage and the client’s needs, we may provide pre-construction advisory services such as industrial site selection, preliminary due diligence, permitting feasibility assessments, and local policy comparisons. Once a site is selected, our team of architects and engineers will review the client’s design documents and convert them into local-compliant construction drawings while preserving the operational logic and efficiency of the original designs.

We also assess the project’s material and equipment requirements based on contract specifications. We determine procurement channels for each component, to balance the lead time and cost efficiency. Early identification and procurement of long-lead items help minimize supply chain risks and facilitate timely project delivery.

Construction and Project Execution

We usually form a project management team to oversee on-site execution, which usually consists of project manager, superintendent, and safety supervisor. Our project management team is generally responsible for managing project schedules, controlling costs, and coordinating procurement. In general, we determine the manpower required based on the timeline, scale, and complexity of the projects as well as the existing workload of our staff. During the construction phase, we generally oversee all aspects of construction including civil, structural, architectural, mechanical, electrical, and plumbing.

Testing, Commission and Completion

We design and implement comprehensive testing on all our construction, and also fully assist commissioning programs provided by process equipment vendors to verify that their installed systems perform according to our clients’ specifications. Our services include preparation and coordination with clients and equipment vendors, execution of performance testing protocols, and support during facility startup. Our goal is to deliver each project in accordance with the clients’ specifications upon completion.

Our Products

In addition to our core EPC service offerings, in the second quarter of 2025, we have expanded into product development and plan to launch our first proprietary product line: modular water treatment systems. These containerized systems are designed to provide clean drinking and domestic-use water and can be rapidly deployed with minimal on-site setup with the connection to a water source and power supply.

The systems are self-contained and highly portable, making them suitable for a range of use cases. They integrate multi-stage filtration, sterilization, and intelligent control functions to produce potable water that meets drinking water standards. The system features automatic operation, remote monitoring, and a plug-and-play structure, reducing installation costs and labor intensity for end users. We believe this product is suitable for a range of use cases. In North America, we expect the primary customer base to include commercial users such as camping grounds, remote worksites, and private ranches where access to municipal water is limited. In Central and South America, we anticipate demand from government agencies or NGOs for installations in rural or underserved residential areas where access to drinkable water is a critical need.

As of the date of this prospectus, we have completed the product development and market analysis phase. We expect to initiate pilot deployments and small-scale production runs in the fourth quarter of 2025, and are targeting initial commercial sales in the first half of 2026. We believe material challenges to commercialization include obtaining required certifications to comply with regional water quality standards, establishing reliable manufacturing and distribution arrangements, demonstrating cost competitiveness to the target customers, and gaining market acceptance for a new product line without an established sales track record. We intend to fund these activities with our existing resources. In the event that we use a portion of the net proceeds from this offering to fund our commercialization upstart, we do not expect we will require additional financing beyond the expected proceeds of this offering. However, there can be no assurance that we will overcome these challenges on the anticipated timeframe or that we will not require additional capital to fund our anticipated commercialization beyond the anticipated net proceeds of this proposed offering.

Pricing Strategy

We use a fixed price model when pricing our services. Pricing of our services is determined on a case-by-case basis and is dependent on various factors, which generally include (i) the scope of services; (ii) the price trend for the types of subcontracting services as well as the materials required; (iii) the complexity and the location of the project; (iv) the estimated quantity and type of equipment required; (v) the completion time requested by our customers; and (vi) the availability of human and financial resources.

In consideration of the percentage of mark-up for each project, we generally consider (i) the size, complexity, and duration of the project; (ii) our business relationship with the customer; (iii) the customer’s payment history and financial background; (iv) the prospect of obtaining future projects from the customer; (v) the possibility of establishing our reputation in the industry; and (vi) the prevailing market conditions.

Our Clients

Our client relationships are typically project-based, though we often engage with the same companies for multiple facilities or expansion phases. We served seven clients in the year ended December 31, 2024, and eight clients in the year ended December 31, 2023. The largest client in the year ended December 31, 2024, accounted for 78% of the total revenue in fiscal year 2024, and the largest client in the year ended December 31, 2023, accounted for 96% of the total revenue, representing significant client concentration that creates dependency risk for our business operations. See “Risk Factor — Risks Related to Our Business and Operation — We derive a substantial portion of our revenue from a limited number of clients, and the loss of one or more of these clients could materially and adversely affect our business and results of operations.” for more details.

The current trade policies and strategic national initiatives in the U.S. have significantly influenced our target client sectors, which we believe creates substantial opportunities for our specialized EPC services. For example, tariffs on Chinese-manufactured goods, combined with federal incentives for domestic clean energy and advanced manufacturing, have prompted many Chinese companies to relocate or establish production facilities in the United States. Additionally, we believe the trend to localize critical supply chains in the semiconductor and energy storage sections has accelerated the timeline for other foreign companies to establish U.S. manufacturing capabilities. We believe our technical expertise and cross-border experience position us well to serve clients navigating these market transitions.

As part of our growth strategy, we are actively working to serve a broader range of industrial companies in the domestic and international markets, as well as participating in the public sectors projects. This diversification approach is intended to reduce client concentration risk while leveraging our proven capabilities across a broader market base.

Our Subcontractors

We conduct most project management and construction oversight in-house, and outsource the design and construction works to qualified third-party firms. When engaging subcontractors, we follow a structured selection process that prioritizes a pre-approved list of partners with a demonstrated history of successful collaboration with us, cross-cultural industrial project experience, and possession of valid state-level licenses and appropriate insurance coverage.

All subcontractor relationships are governed by separate service agreements (“Site Services Agreement”) that clearly define the scope of work, payment terms, performance standards, and legal obligations. Despite the involvement of third-party subcontractors, we remain the client’s primary point of contact and retain full responsibility for overall project integration and delivery.

Material Terms of the Form of Site Services Agreement with Subcontractors

The scopes of subcontractor vary by project but generally cover specific design and/or construction services aligned with our project schedules and milestones. Site Services Agreements are typically fixed-price, with payments based on submitted invoices and subject to a holdback of up to 10%, released upon completion and acceptance. We may withhold payments for defective work, site damage, third-party claims, or other legally permissible reasons.

The Site Services Agreement generally prohibits change orders unless they are explicitly requested by our client and approved by us in writing. In addition, the Site Services Agreement does not permit subcontractors to impose delay-based fees or costs not authorized through a formal change order process.

We usually require the subcontractors to provide a two-year warranty on all work performed by the subcontractor. Product warranties typically extend until the earlier of one year from first use or 18 months from delivery. Subcontractors must, at their own expense, correct or reperform any work that fails to meet agreed performance standards.

The Site Services Agreement may be terminated by us, at our discretion, at any time without cause upon written notice to the subcontractor. Upon such termination, the subcontractor is entitled only to payment for work completed through the termination date and any reasonable costs related to finishing their engagement in a compliant method. Termination upon subcontractors’ default is permitted if the subcontractors materially breach the Site Services Agreement or becomes financially insolvent. Upon such termination, we may, at our option, complete the terminated work by whatever method we may deem expedient and, to the extent the costs of completing such work exceed those amounts that would have been payable to subcontractor hereunder to complete such work but for its default, subcontractor shall pay the difference to us.

The Site Services Agreement requires that the subcontractor indemnify and defend us and our clients against any losses, damages, or claims arising from personal injury, property damage, environmental violations, infringement, or failure to pay their own subcontractors, to the extent caused by the subcontractor’s negligence or willful misconduct.

Subcontractors are generally required to carry insurance coverage, including commercial general liability, workers’ compensation, automobile liability, excess/umbrella, and property damage, prior to starting work. Except for workers’ compensation, we must be named as an additional insured, with waivers of subrogation to protect against insurer claims. Subcontractors must also insure their own equipment and maintain performance bonds from authorized surety providers in the project’s jurisdiction.

The Site Services Agreement allows for the subcontractor to subcontract selected work and services if they obtain our prior written consent. If we choose to grant consent, the subcontractor remains fully responsible for the performance of its subcontractors.

Each Site Services Agreement is governed by the laws of the state in which the project is located. All legal proceedings must be brought in the state or federal courts having jurisdiction in the state in which the project is located. The subcontractor also agrees to participate in and be bound by any dispute resolution proceedings to which we are subject under the agreements with the owners of the project. Subcontractors waive their right to a jury trial under the Site Services Agreement. Additionally, if the owner of a project imposes liquidated damages on the Company for delays, and those delays are attributable to the subcontractor, the subcontractor may be held liable.

Regulatory Approvals

Our operations in the United States are subject to contractor licensing requirements that vary by state. In general, we must obtain a contractor license in each state in which we perform construction-related services. These licenses may be required at the state, county, or municipal level, depending on the jurisdiction. We obtain contractor licenses as needed on a project-by-project basis, and we intend to continue securing additional licenses in other states as our operations expand geographically. Failure to maintain or timely obtain the required licenses could impact our ability to bid on or perform certain projects.

Below is a list of our current licenses:

Licensee	License	Issuing Authority	States/Cities	Expiration Date
Jean Reyes/ Bestwater	General Contractor (License No. CGC1535043)	Construction Industry Licensing Board of the Department of Business and Professional Regulation (DBPR)	Florida	August 31, 2026
Bestwater	B-1 General Commercial Contractor (License No. ROC 350195)	Registrar of Contractor	Arizona	February 8, 2026
Bestwater	C-11 Electrical (License No. ROC 358830)	Registrar of Contractor	Arizona	May 31, 2027
Bestwater	General Contractor (License No. GC-02650-2025)	City of Mesquite	Mesquite, Texas	March 6, 2026

Quality Control

Our quality control system is overseen by a quality control manager (“Quality Control Manager”), who is in charge of implementing, monitoring, and enforcing all quality assurance and quality control procedures. The project managers for each project will report to the Quality Control Manager on their respective projects. While the project managers may delegate qualified individuals to perform certain quality control activities, they retain full responsibilities for completing their assigned projects in strict accordance with both the Company’s quality control policy and the client’s specifications.

In addition, we maintain a pre-approved list of qualified subcontractors that meet our established standards. Awarding a subcontract to an entity not on this list requires prior written approval from the Quality Control Manager.

Quality inspections and review are conducted at all key stages of a project. The Quality Control Manager oversees calibration of all measuring and testing equipment with any sub-standard equipment being identified, documented, and withheld from further usage until fixed. The quality control system also includes document control protocols to ensure that only current and management approved quality documents are being used on projects. We also conduct periodic management review and testing to verify that the quality control system remains effective.

Financing

We primarily fund our operations using internally generated cash flows and retained earnings.
Our EPC projects require advance spending on procurement and subcontracting. To support these working capital needs, we implement detailed project-level cash flow planning and budgeting processes. Currently, we do not have any external financing arrangement.

As we execute our growth strategy and expand our client base, we may evaluate additional financing options to support larger project commitments and increased working capital requirements.

Marketing and Sales Strategy

Our business development efforts have relied primarily on the industry relationships and reputation of our Chairman. Many of our client engagements have been initiated through his professional network, as well as referrals from other professionals in the EPC and industrial construction industries. We believe that our track record of successful project execution, technical capabilities, and client service has contributed to a strong word-of-mouth reputation, which continues to serve as our primary source of new business opportunities.

Our client acquisition approach often starts with smaller-scale projects that allow us to demonstrate our technical and execution capabilities. These pilot engagements not only help establish client trust but also frequently lead to larger, more complex contracts. This phased engagement model has proven effective in building long-term client relationships and generating repeat business opportunities.

Looking ahead, we plan to expand our sales and marketing efforts as part of our growth strategy. This includes hiring dedicated business development personnel, enhancing our digital marketing capabilities, and increasing participation in relevant industry events to strengthen our brand awareness and reach a broader client base.

Seasonality

Our business is not subject to material seasonal fluctuations, and we do not experience significant variations in revenue or operations due to seasonal factors.

Employees

As of the year ended December 31, 2024 and 2023, we had 17 and 5 full-time employees, respectively. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any labor disputes.

The following table provides a breakdown of our employees by function as of the date of this prospectus:

Function	Number of Employees
Engineering & Technical	4
Project Execution	5
Procurement & Estimating	2
Corporate & Administrative	7
Total	18

Properties

Our corporate headquarters are located at 2825 Wilcrest Dr. Ste 421, Houston, TX 77042 pursuant to a lease agreement dated February 1, 2025, for a 12-month term ending on January 31, 2026. The monthly rent is $1,476.54 for approximately 1068 square feet of office space. The property is in good condition, and we believe it is sufficient for our business needs.

Insurance

We maintain insurance coverage that we believe is customary for a company of our size and industry and adequate to address the risks associated with our operations. Our current insurance policies include commercial general liability, umbrella liability, excess liability, workers’ compensation, and pollution liability coverage. Certain of our liability policies are written on an occurrence basis. In addition to our standard coverage, we may obtain additional insurance or increase coverage limits on a project-specific basis, as required by our clients or the nature of the project. All policies are subject to certain deductibles, limits or sub-limits and policy terms and conditions. The Company intends to utilize directors’ and officers’ insurance upon a becoming listed on Nasdaq.

In construction and development projects that involve subcontractors, we require all subcontractors to meet specific insurance requirements as stipulated by our insurance provider. These requirements include obtaining coverage that aligns with our own risk management standards and documented in our agreements with the subcontractors. Importantly, all coverages provided by the subcontractor must list Bestwater as a certificated holder. This designation must be confirmed and documented before the subcontractor commences work on behalf of the Company. The process aims to provide adequate protection and compliance with our insurance standards by the subcontractors.

Government Regulation

Our operations are subject to stringent federal, state, and local laws and regulations governing occupational safety and health aspects of our operations. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of corrective or remedial obligations, the occurrence of delays or restrictions in permitting or performance of projects, and the issuance of orders enjoining performance of some or all of our operations.

Licensing Requirements

Our operations in the United States are subject to various licensing requirements that vary by jurisdiction. As of the date of this prospectus, we hold general contractor licenses in key states (or cities) where we operate, including the City of Mesquite in Texas, Arizona, and Florida and a C-11 Electrical license in Arizona. Below is a summary of the principal regulatory frameworks applicable in these jurisdictions:

•        Texas:    The State of Texas does not have a single, uniform licensing system for all contractors. Instead, licensing requirements vary between general contractors and specialized trades, with a heavy emphasis on local municipal regulations and licensing. For general contracting work, licensing is typically managed at the city or county level. For example, we currently hold a general contractor license issued by the City of Mesquite. To obtain this license, we provided proof of general liability insurance and workers’ compensation coverage, demonstrated financial responsibility. As a licensee, we are required to comply with local building codes, ordinances, and permitting requirements. While Mesquite does not require a licensing examination for general contractors, ongoing adherence to local regulations is mandatory to maintain licensure.

•        Arizona:    The Arizona Registrar of Contractors (ROC) administers licensing for contractors in the state. General contractors must obtain a ROC license to perform commercial and residential construction. Licenses are categorized by trade type and require applicants to meet experience, financial, and testing requirements. Contractors must maintain appropriate liability and workers’ compensation insurance coverage as part of licensing conditions. The licenses issued by the Arizona ROC require biennial renewal, insurance maintenance, compliance with state building codes, and periodic continuing education.

•        Florida:    In Florida, the Department of Business and Professional Regulation (DBPR) licenses general contractors through its construction industry licensing board to qualifying agents. These agents hold the contractor license and are responsible for the construction activities performed by their affiliated companies. Licensing requires passing examinations, demonstrating financial stability, and meeting insurance requirements. Florida contractors are subject to comprehensive state building codes, local permitting processes, and safety regulations. The state requires biennial renewal, continuing education, insurance maintenance, and disclosure of any disciplinary actions.

We obtain contractor licenses as needed on a project-by-project basis, and we intend to continue securing additional licenses in other states as our operations expand geographically. Failure to obtain, maintain, or renew required licenses in these or other jurisdictions could result in penalties, restrictions on bidding or performing work, or other adverse consequences that may impact our business operations and growth prospects.

Occupational Health and Safety

We are subject to rules regarding worker safety and similar matters promulgated by the U.S. Occupational Safety and Health Administration (“OSHA”) and other governmental authorities. OSHA has established workplace safety standards that provide guidelines for maintaining a safe workplace in light of potential hazards, such as employee exposure to hazardous substances. We have implemented safety programs and training procedures designed to promote compliance with applicable health and safety regulations, minimize the risk of workplace incidents, and foster a culture of safety across our project sites. To date, we have not experienced any material violations or incurred any material fines or penalties related to OSHA or other workplace safety regulations.

Environmental Regulations

We are not currently subject to any material compliance obligations under U.S. federal, state, or local environmental laws and regulations, as our construction activities do not involve the generation or discharge of hazardous substances, wastewater, or other regulated waste. However, the facilities we construct or install may be subject to environmental regulation once operational, and our clients are responsible for obtaining and maintaining any required environmental permits. While we do not take ownership or operational responsibility for these facilities, we remain contractually obligated to comply with applicable environmental requirements during the construction phase. We also maintain pollution liability insurance as a precautionary measure. As of the date of this prospectus, we have not incurred any material costs related to environmental compliance or remediation.

Legal Proceedings

From time to time, the Company may be involved in various legal actions incidental to its business, including construction defect claims, and miscellaneous third-party tort actions. As of the date of this prospectus, we are not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition, or operating results.

INDUSTRY

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from Frost & Sullivan Limited (“Frost & Sullivan”)’s industry report commissioned by us entitled “Market Study of Industrial Construction in the U.S.” (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Macroeconomic Environment

Workforce Size of Construction Industry in the U.S.

The workforce size of construction industry in the U.S. has increased from 7,255.5 thousand in 2020 to 8,211.0 thousand in 2024 at a moderate CAGR of 3.1%, mainly attributed to a post-pandemic rebound in industrial, residential and infrastructure spending, bolstered by federal stimulus packages such as the Infrastructure Investment and Jobs Act. The workforce size directly affects the U.S. industrial construction industry’s ability to deliver projects on time and within budget while limiting scalability. An expanding workforce mirrors the growth of the U.S. construction industry, enabling industrial construction contractors to mitigate delays, control costs, and scale operations to meet rising demand in the near future.

Source: The Frost & Sullivan Report

Materials and Components for Construction Producer Price Index in the U.S.

The Construction Producer Price Index (PPI) is an economic indicator published by the U.S. Bureau of Labor Statistics that measures the average change over time in the selling prices received by domestic producers for construction-related goods and services. It reflects price trends in the construction industry, capturing the costs of labor, materials, equipment, and other inputs used in construction projects.

The materials and components for construction producer price index in the U.S. has increased from 109.9 in 2020 to 139.8 in 2024, mainly due to persistent supply-chain disruptions, elevated energy and raw-material costs, and strong domestic demand fueled by large-scale infrastructure and housing projects.

Source: The Frost & Sullivan Report

Overview of Industrial Construction in the U.S.

Definition and Classification

Industrial construction refers to the design, development, and building of facilities for industrial purposes, namely manufacturing plants, warehouses, distribution centers, power plants, refineries, and other large-scale production or processing facilities. It involves specialized planning, engineering, and construction techniques to meet the unique demands of heavy industry, including durability, safety, and compliance with strict regulations.

Industrial construction involves a structured process: planning and design includes feasibility studies, site selection, and engineering collaboration to meet operational needs. Permitting entails navigating complex zoning, environmental, and safety regulations. Construction uses heavy materials like steel and concrete with specialized equipment for large-scale projects. Commissioning involves testing systems to ensure they function properly before operations start.

Key features:

•        Structural Durability:    Buildings must withstand heavy machinery, vibrations, and extreme conditions.

•        Specialized Systems:   HVAC, electrical, plumbing, and fire suppression systems tailored to industrial needs.

•        Safety and Compliance:   Adherence to Occupational Safety and Health Administration, Environmental Protection Agency, and local regulations for worker safety and environmental impact.

•        Scalability:    Designs often account for future expansion or technological upgrades.

•        Sustainability:    Increasing focus on energy-efficient designs, renewable energy integration, and waste reduction.

Industrial construction projects include:

•        Manufacturing Facilities:    Factories for goods like automobiles, electronics, or chemicals.

•        Warehouses and Distribution Centers:    Large hubs for e-commerce and supply chain logistics.

•        Energy Facilities:    Power plants (solar, wind, nuclear, fossil fuel), refineries, and substations.

•        Data Centers:    Server facilities with advanced cooling and power systems.

•        Heavy Industrial:    Steel mills, mining, and chemical processing plants.

Value Chain

The value chain of industrial construction market generally consists of three major parties: clients, contractors, and suppliers.

Owners of manufacturing facilities, warehouses and distribution centers, energy facilities, data centers and heavy industrial are the major clients for construction projects in both public and private sectors. As a common practice in the construction market, contract owners initiate projects and issue work orders to main contractors in the form of tendering.

EPC companies primarily serve as main contractor, the central point of coordination and responsibility for the successful delivery of the project. The primary role of main contractor involves overseeing and managing all aspects of the project, including planning, scheduling, resource allocation, and ensuring compliance with safety, quality, and regulatory standards. The main contractor is responsible for hiring and supervising subcontractors, such as specialized E&M contractors for HVAC, plumbing, or fire safety systems, and ensuring their work is properly integrated with the overall construction or facility development. Additionally, they act as a liaison between the client, consultants, architects, and subcontractors, ensuring that all parties are aligned with the project’s goals, specifications, and timelines. The main contractor also manages procurement, ensuring that materials and equipment meet the technical specifications and are delivered on time. They play a critical role in risk management, addressing challenges such as delays, cost overruns, or on-site safety issues.

In general, depending on client’s request, project nature, agreement, main contractors and/or subcontractors will be responsible for procurement of materials and equipment required for the projects from suppliers.

Source: The Frost & Sullivan Report

Market Size of Industrial Construction in the U.S.

The U.S. industrial construction market increased from USD75.4 billion in 2020 to USD233.2 billion in 2024, at a CAGR of 32.6% from 2020 to 2024. This market is vital for supporting the nation’s manufacturing, logistics, and infrastructure sectors. Industrial construction, encompassing large-scale warehouses, advanced data centers, and specialized manufacturing facilities, underpins the U.S.’s supply chain and economic growth. Growth is driven by increasing e-commerce demands, the need for modern manufacturing spaces, and sustainable, energy-efficient buildings with automation and cold chain capabilities for pharmaceuticals and food storage. Government initiatives promoting infrastructure expansion and domestic manufacturing further boost the demand for industrial construction in the U.S. The U.S. industrial construction market is expected to reach USD460.8 billion in 2029, representing a CAGR of 14.5% from 2025 to 2029.

As estimated, the market size of industrial construction works initiated by Chinese firms is USD2.3 billion in 2024, and it is expected to reach USD5.1 billion in 2029 at a CAGR of 17.2% from 2025 to 2029, driven by the industrial construction works in the U.S. initiated or funded by Chinese companies in 2025 including the Gotion battery plant in Illinois and Bitmain’s planned factory in Texas or Florida.

Source: The Frost & Sullivan Report

Market Drivers and Trends Analysis

Reshoring and Supply Chain Security:    U.S. policies like the Biden administration’s “Made in America” initiatives, the CHIPS and Science Act, and the Inflation Reduction Act incentivize domestic manufacturing in semiconductors, automotive, and clean energy sectors. These policies provide financial incentives, tax credits, and tariffs to encourage companies to build or expand factories, warehouses, and logistics centers in the U.S., reducing reliance on foreign supply chains vulnerable to disruptions like the COVID-19 pandemic or geopolitical tensions. For instance, the CHIPS Act’s $52 billion investment has driven multi-billion-dollar semiconductor plants in Arizona and Ohio, while EV battery and solar manufacturing growth has spurred construction in Texas and Georgia, increasing demand for industrial facilities and supporting infrastructure.

Investment in Electric Vehicle and Battery Manufacturing:    The electric vehicle sector is a major driver of industrial construction, with significant investments in large-scale manufacturing facilities. Projects like Hyundai’s 17-million-square-foot plant in Georgia, Ford’s 10-million-square-foot Blue Oval City in Tennessee, and Panasonic’s 4.7-million-square-foot battery plant in Kansas require extensive construction of factories and complex infrastructure, such as high-capacity power and water systems. These facilities, designed for high EV output and often incorporating carbon-neutral goals, also drive ancillary developments like logistics centers and community facilities, boosting regional economies and sustaining demand for industrial construction.

Regulatory Environment and Environmental Compliance:    The U.S. regulatory landscape shapes industrial construction through a balance of streamlined permitting and stringent environmental requirements. Policies like the Fixing America’s Surface Transportation Act, Title 41 (FAST-41) and state-level zoning reforms in Texas and Arizona accelerate project timelines by simplifying approvals, enabling rapid construction of factories and logistics centers. However, regulations like the National Environmental Policy Act (NEPA) can delay projects due to lengthy environmental reviews. These regulations also drive demand for sustainable, high-tech facilities, such as energy-efficient or carbon-compliant factories, spurred by incentives from the Inflation Reduction Act. This dual dynamic attracts investment to business-friendly regions while increasing the need for green infrastructure, despite challenges like compliance costs.

Technological Advancements in Construction:    The industrial construction sector is adopting advanced technologies to enhance efficiency and sustainability. Building Information Modeling and digital twins improve project planning and execution accuracy. Robotics, automation, and modular prefabrication methods streamline operations, reduce labor costs, and accelerate timelines. Advances in materials enable the creation of resilient, energy-efficient structures, while green building practices, including renewable energy integration and Leadership in Energy and Environmental Design (LEED) certifications, align with regulatory and client demands. These innovations are transforming the industry, supporting faster and more sustainable project delivery.

Energy Conservation and Sustainability:    Growing awareness of energy conservation is reshaping industrial construction toward sustainability, driven by environmental concerns, rising energy costs, and government incentives. The adoption of sustainable materials like recycled steel, energy-efficient designs with passive heating/cooling, and renewable energy systems like solar or geothermal is increasing. Smart technologies, such as IoT for real-time energy monitoring, optimize resource use, while retrofitting older facilities with efficient lighting and insulation reduces consumption. Compliance with green building standards like LEED and workforce training further support these efforts, aligning with corporate sustainability goals and regulatory requirements.

End-market Analysis

Photovoltaic Industry

The U.S. photovoltaic (PV) industry is poised for significant growth, with annual installations projected at 43 GWdc through 2030 and cumulative capacity surpassing 730 GWdc by 2035. Domestic manufacturing has reached 51 GW in module capacity, but upstream supply chain limitations and new tariffs on imports from Southeast Asia, Canada, Mexico, and China may disrupt supply chains and delay projects. Technological advancements, including crystalline silicon modules, perovskite cells, and hybrid PV-battery systems, are improving efficiency. Growth is driven by federal policies like the Investment Tax Credit, Production Tax Credit, and manufacturing incentives, alongside state-level Renewable Portfolio Standards, net metering, and rebates, boosting demand across residential, commercial, and utility-scale segments. Major utility-scale projects, such as the 875 MW Edwards & Sanborn Solar Project in California and the 1.2 GW Sunstone Solar Project in Oregon, contribute to over 239 GW of installed PV capacity as of 2025, primarily in California, Texas, and Nevada. Foreign investments, particularly from Chinese firms like Jinko Solar and Trina Solar, are reshaping the market through U.S.-based manufacturing and third-country facilities, navigating tariffs, and leveraging IRA and USMCA benefits.

Car Parts and EV Battery Industry

The U.S. car parts industry is thriving due to digital innovation, high internet penetration, and 254.8 million e-commerce users, boosting online sales of replacement parts. Consumer preferences for customization, safety, and connectivity, alongside a shift to eco-friendly materials, drive growth. The industry aligns with sustainability goals, supported by the EPA’s 2023 proposal for two-thirds of new vehicle sales to be electric by 2032. The EV battery market is expanding rapidly due to demand for electric, plug-in hybrid, and hybrid vehicles, with advancements improving battery lifespan and reducing costs. Major investments in 2025, such as Ford’s USD5.6 Billion Blue Oval City, GM’s USD7 Billion Orion Assembly, Hyundai’s USD7.4 billion Metaplant, and others, focus on EV components and battery production. Cross-border investments, particularly from foreign and Chinese firms, leverage U.S. incentives like the Inflation Reduction Act to meet rising EV demand and navigate trade barriers, positioning the U.S. as a hub for sustainable mobility.

Copper Tubing and Fiber Glass Industry

The U.S. copper tubing market is growing due to demand in construction, HVAC, plumbing, and industrial applications, driven by urbanization, infrastructure development, and energy-efficient building practices. The 2021 Bipartisan Infrastructure Law supports a USD25 – 55 billion Lead Service Line Replacement program, replacing lead pipes with copper tubing. Projects like Hudson Yards of USD25 billion investment and facilities like the Golden Dragon Copper Plant in Alabama boost domestic supply. Challenges include price volatility and competition from alternative materials. The U.S. dominates the North American market with strong growth expected.

The U.S. fiberglass market is expanding in construction, automotive, aerospace, and marine sectors due to its lightweight, durable, and corrosion-resistant properties. Applications include insulation, composites, and consumer goods. Notable projects include Architectural Fiberglass, Inc.’s restoration of iconic structures and LF Manufacturing’s production of wind turbine blades and FRP tanks. Fiberglass Solutions LLC focuses on custom industrial applications.

Cross-border investments from Chinese and European firms, such as Golden Dragon’s USD100 million Alabama plant, CNBM’s USD40 million North Carolina facility, and Saint-Gobain’s USD100 million Georgia fiberglass plant, support both markets. These align with U.S. infrastructure and sustainability goals, enhancing production for HVAC, plumbing, automotive, and renewable energy applications.

Semiconductor Industry

The U.S. is bolstering its role in the global semiconductor sector through targeted government policies and substantial private investments. The 2022 CHIPS and Science Act, with its USD50 billion allocation, has driven nearly USD450 billion in private funding across 28 states, leading to over 90 new manufacturing projects by August 2024. This positions the U.S. to triple its chip production capacity by 2032, surpassing global rivals. Major projects include TSMC’s USD165 billion investment in three Arizona factories, generating 6,000 high-tech jobs, and Micron’s advanced memory chip facilities in New York.

The U.S. maintains a global lead in semiconductor design and R&D, with over USD50 billion invested in 2023. Key efforts include the National Semiconductor Technology Center in Albany, New York, and USD300 million for advanced packaging research in Georgia, California, and Arizona, focusing on AI and next-generation technologies. Global semiconductor sales reached USD630.5 billion in 2024 and are expected to exceed $600 billion in 2025, driven by AI and data center demand, despite softer PC and mobile markets. The industry supports 338,000 direct and nearly 2 million indirect U.S. jobs, significantly impacting the economy. Innovations in materials like germanium and graphene, along with 3D packaging and AI-optimized chips, are advancing.

Water Processing Facilities Industry

The growth of U.S. water processing facilities market is attributed to regulatory pressures, technological advancements, and rising water demand from industrial and municipal sectors. Stricter EPA standards and public-private partnership laws drive investments in advanced technologies like membrane filtration, reverse osmosis, and ultraviolet disinfection. Water reuse, energy efficiency, and smart systems are key trends, fueled by rapid industrialization and population growth. Major projects include California’s Pure Water San Diego with USD1.5 billion investment and Pure Water Southern California with USD3.4 billion investment, New York City’s Newtown Creek upgrade with USD2 billion investment, and Texas’ Carrizo-Wilcox aquifer developments, addressing water scarcity and aging infrastructure. Industrial recycling is prominent in sectors like oil, gas, and semiconductors such as TSMC’s Arizona plant. Chinese firms, such as Beijing Origin Water and Vontron Technology, indirectly support the market by supplying cost-competitive reverse osmosis membranes through partnerships and OEM agreements, influenced by the Belt and Road Initiative.

Competitive Landscape

The U.S. construction market in 2024 is moderately fragmented, largely due to the dominance of the private sector and the entry of new competitors. In the industrial EPC sector, the market features two primary categories of major players:

1)      Traditional large-scale integrated contractors like Bechtel, Turner, Kiewit, and Fluor possess extensive project experience across continents, robust supply chain networks, and strong capabilities for cross-border resource deployment. They offer sufficient capital and comprehensive financing solutions, enabling them to deliver full-cycle integration services for large-scale projects across various sectors, including industrial, manufacturing, energy, aerospace, and infrastructure.

2)      Specialized EPC contractors, like MasTec in power/telecom, Whiting-Turner in manufacturing facilities, and Granite in transportation, as well as the Group in the new energy sector, create barriers in specific industries or regions. Their expertise in proprietary construction methods, prefabrication, and extensive subcontracting networks can significantly reduce construction timelines. They can leverage local policy networks to enhance efficiency in permitting, environmental assessment, labor union, and community coordination. However, shifts in local policy may quickly alter the scale of regional players, such as adjusted environmental standards, altered subsidy programs, or revised approval processes. For example, tightening emissions rules could raise compliance costs for regional EPC firms in new energy, eroding their cost edge. Similarly, localities reducing infrastructure subsidies might drastically reduce project volumes for small contractors reliant on such funds, shrinking their market scale.

The U.S. industrial construction market currently exhibits a blend of fragmentation and specialization. For leading players, strong partnerships with supply chains and clients, strategic financial management, and systematic execution are considered core competitive edges. While new entrants will inevitably face barriers related to capital, regulation, compliance, experience, and expertise.

Business Profile of Major Players

Source: The Frost & Sullivan Report

Entry Barriers

Capital Investment:    Initial startup and ongoing operations in the industrial general contracting sector necessitate substantial capital investment, primarily for recruiting specialized engineering talent, licensing expensive design software, and covering significant upfront project costs. Furthermore, performance bonding capacity and working capital are critical for new entrants, which sometimes represent the qualification for bidding on large-scale industrial projects. Concurrently, long payment cycles from clients create immense pressure on a service provider’s working capital, as payments to subcontractors and suppliers must be made upfront. Companies without sufficient financial strength cannot secure the necessary bonding or sustain the cash flow required for large-scale projects, effectively cutting them off from a crucial source of revenue.

Regulation and Compliance:    Construction approvals in the U.S. involve federal, state, county, and municipal agencies, each with distinct and possibly overlapping requirements for permits, environmental standards, fire safety, and labor regulations for industrial projects. As regulatory interpretation and approval timelines differ, failure to establish a stable communication channel with regulatory advisors and hearing representatives in each region may lead to extended construction periods due to procedural repetition or document supplementation, resulting in unpredictable cost and time risks.

Experience and Expertise:    When serving multinational clients, industrial buildings must integrate overseas engineering languages, process standards, and safety culture with North American construction practices effectively. This capability includes process package interpretation, supply chain adaptation, on-site safety culture transfer, and digital delivery requirements. New entrants without a clear understanding of the owner’s internal regulations, site management logic, and established partner network will struggle to deliver a convincing technically integrated solution during the bidding process.

Factors of Competition

Solid partnership with supply chain and clients:    Solid partnerships with key supply chain participants are crucial for achieving market leadership in a resource-constrained environment. Leading contractors utilize their significant purchasing power and established relationships to secure competitive pricing, prioritized scheduling, enhanced technical support, and reliable labor from premier subcontractors and material suppliers. Meanwhile, leading contractors are strengthening their partnerships with clients through early engagement, which allows contractors to provide clients with risk and return data during the schematic design stage, optimizing functional layouts and lifecycle costs. Clients benefit from transparent budgets, reduced construction timelines, and decreased operating costs. Meanwhile, leading players secure long-term service contracts, boost follow-up order volumes, and utilize the client’s brand to attract high-end projects, thereby enhancing their competitive edge.

Strategic Financial Management:    Sustained success in industrial construction sector is contingent upon sophisticated financial management, which extends beyond mere capital adequacy to encompass strategic cash flow control and robust risk mitigation. Market leaders leverage a strong balance sheet to negotiate favorable terms with suppliers, secure comprehensive insurance, and offer clients flexible commercial structures. The ability to absorb long payment cycles from clients while ensuring prompt payment to subcontractors is a critical differentiator that builds trust throughout the supply chain.

Systematized Execution Excellence:    Achieving consistent, high-quality project outcomes necessitates the implementation of a systematized and data-driven execution framework. This involves integrating rigorous, non-negotiable protocols for safety, quality assurance (QA/QC), and advanced project controls across all operations. Furthermore, leading firms convert historical project data into predictive analytics, allowing them to proactively identify and mitigate potential risks before they impact schedule or budget. Thereby, systematized execution contributes to one of the key success factors to market players.

MANAGEMENT

Directors and Executive Officers

The table below lists our officers and directors, as well as director nominees, as of the date hereof.

Name	Age	Position
Yunlong Zhang	56	Chief Executive Officer and Director
Zhimin Chen	37	Chief Financial Officer
Robert Sliva	59	Chief Operating Officer
[•]*	[ – ]	Director Nominee
[•]*	[ – ]	Director Nominee
[•]*	[ – ]	Director Nominee

____________

*        This individual has indicated his/her consent to occupy such position upon listing of our Common Stock on a national exchange.

Yunlong Zhang, Chief Executive Officer and Director.    Yunlong Zhang founded Bestwater in November 2016 and serves as the Company’s Chief Executive Officer and director. Mr. Zhang has over three decades of experiences in the EPC industry, with a background in both domestic and international markets. In 2014, Mr. Zhang began undertaking industrial EPC projects in the United States. He founded Bestwater USA Inc. in 2016 and has since overseen the Company’s day-to-day operations and strategic direction. Under his leadership, the Company has completed EPC projects in various states, including South Carolina, Florida, Texas, Arizona, Illinois, Ohio, Michigan, and Tennessee. Mr. Zhang holds a Bachelor of Engineering in Industrial Electrical Automation from Jilin University of Technology in Changchun, China. We believe Mr. Zhang’s extensive industry knowledge, project experience, and leadership capabilities qualify him to serve as our Chief Executive Officer and director.

Zhimin Chen, Chief Financial Officer.    Zhimin Chen joined Bestwater in January 2019 as a Financial Analysis Manager, working on EPC project execution and financial operations including financial reporting, budgeting, internal controls, and compliance. In May 2025, Ms. Chen was promoted to Chief Financial Officer of Bestwater. Prior to joining the Company, Ms. Chen held diverse roles in the financial services and investment sectors. Ms. Chen began her career as an assurance staff in 2011 at Shine Wing Certified Public Accountants Co., Ltd., where she focused on industrial clients’ projects. Between 2013 and 2016 Ms. Chen worked at China Minsheng Bank, focusing on credit analysis, risk management, real estate investments through years. Ms. Chen received a Bachelor of Science in Accounting from the University of Arizona in 2010. In 2011, Ms. Chen received a Master of Accounting from the University of Arizona’s Eller College of Management. Ms. Chen attended full-time MBA program at Rice University and received a Master of Business Administration in 2018.

Robert A. Sliva, P.E., Chief Operating Officer.    Robert Sliva serves as our Chief Operating Officer. Mr. Sliva has over 30 years of experience in industrial operations and engineering project management, with a focus on infrastructure, energy, and water-related sectors. Prior to joining our Company, Mr. Sliva held senior leadership roles at several industrial and energy-focused companies. From 2007 to 2011, Mr. Sliva served as President and Chief Operating Officer of TSC Group Holdings Ltd, a Hong Kong listed company formerly known as TSC Offshore Group Ltd. From December 2012 to April 2017, Mr. Sliva was a Vice President at Consolidated Pressure Control, a division of HP Piping Solutions, LLC. From February 2020 to April 2021 Mr. Sliva served as a Manager of Control Systems at Worldwide Oilfield Machine Inc. Between April 2021 and July 2023, Mr. Sliva served as a Regional Vice President at Industrial Service Solutions. In these roles, he was responsible for global operations, revenue growth, business development, and operational improvements across multiple sites and product lines. Mr. Sliva holds a Bachelor of Science degree in Mechanical Engineering and completed graduate level coursework in Accounting and Quantitative Management at the University of Houston. Mr. Sliva also completed the Advanced Management Program for Senior Executives at Rice University.

[•], Director.    [To be determined]

[•], Director.    [To be determined]

[•], Director.    [To be determined]

Family Relationships

There are no family relationships among our director, director nominees or executive officers.

Code of Ethics

Our board of directors has not adopted a code of ethics due to the fact that we presently only have one director, and we are in the development stage of our operations. We anticipate that we will adopt a code of ethics upon the effectiveness of the registration statement, of which this prospectus forms a part.

Director Independence

We intend to list our Common Stock on the Nasdaq in connection with this Offering. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other Board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our Board has determined that [•] are “independent directors” as defined in the Nasdaq listing rules and applicable SEC rules.

Board Committees

Upon the effectiveness of the registration statement, of which this prospectus forms a part, we will establish three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the Board. Under the national exchange listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions. [•] meet the independent director standard under national exchange listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. [•] will serve as chairperson of our audit committee. Each member of the audit committee is financially literate, and our Board has determined that [•] qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We will adopt an audit committee charter, which will detail the purpose and principal functions of the audit committee, including:

•        appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

•        resolve any disagreements between management and the auditor regarding financial reporting;

•        pre-approve all auditing and non-audit services;

•        retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

•        seek any information it requires from employees-all of whom are directed to cooperate with the audit committee’s requests-or external parties;

•        meet with our officers, external auditors, or outside counsel, as necessary; and

•        oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations, and corporate policy.

Compensation Committee.    Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of the Board. [•] (chairperson of the committee), [•] and [•] will serve as members of our compensation committee. Under the national exchange listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions. [•], [•] and [•] meet the independent director standard under national exchange listing standards applicable to members of the compensation committee.

We will adopt a compensation committee charter, which will detail the purpose and responsibility of the compensation committee, including:

•        discharge the responsibilities of the Board relating to compensation of our directors, executive officers, and key employees;

•        assist the Board in establishing appropriate incentive compensation and equity-based plans and to administer such plans;

•        oversee the annual process of evaluation of the performance of our management; and

•        perform such other duties and responsibilities as enumerated in and consistent with compensation committee’s charter.

Nominating and Governance Committee.    Upon completion of this offering, the nominating and corporate governance committee will consist of three directors: [•] (chair of the committee), [•], and [•]. [•], [•] and [•] meet the independent director standard under national exchange listing standards applicable to members of the nominating committee.

We will adopt a nominating and governance committee charter, which will detail the purpose and responsibility of the compensation committee, including:

•        identifying individuals qualified to become new board of directors members, consistent with criteria approved by our board of directors, subject to our certificate of incorporation and bylaws;

•        reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that our board of directors select, the director nominees for the next annual meeting of stockholders;

•        identifying board of directors members qualified to fill vacancies on our board of directors or any board of directors committee and recommending that our board of directors appoint the identified member or members to our board of directors or the applicable committee, subject to our certificate of incorporation and bylaws;

•        reviewing and recommending to our board of directors corporate governance principles applicable to us;

•        overseeing the evaluation of our board of directors and management;

•        overseeing our strategy on corporate social responsibility and sustainability; and

•        handling such other matters that are specifically delegated to the committee by our board of directors from time to time.

EXECUTIVE COMPENSATION

As an “emerging growth company” as defined in the JOBS Act and a smaller reporting company we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and smaller reporting companies.

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officer during the years ended December 31, 2024 and 2023 in all capacities for the accounts of our executive, including the Chief Executive Officer (CEO), and Chief Financial Officer (CFO):

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Yunlong Zhang	2024	$120,577	—	—	—	—	—	—	$120,577
CEO	2023	$114,000	—	—	—	—	—	—	$114,000

Zhimin Chen	2024	$193,141	—	—	—	—	—	—	$193,141
CFO	2023	$105,000	675,000	128,696	—	—	—	—	$908,696

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public company for compensation over $1 million paid to its chief executive officer and its four other most highly compensated executive officers. However, if certain performance-based requirements are met, qualifying compensation will not be subject to this deduction limit. Although the limitations of Section 162(m) were not much concern to us prior to the Share Exchange, as we were a holding company, we intend to consider the requirements of Section 162(m) in developing our compensation policies now that we are an operating company.

Role of Executive Officers in Executive Compensation

During our most recently completed year, we did not have a compensation committee or another committee of our board of directors performing equivalent functions. Instead, the board of directors performed the function of a compensation committee, and our board of directors will continue to serve in such role.

Executive Employment Contracts

[•]

Potential Payments upon Termination

[•]. We do not have any other policies, agreements, or arrangements regarding potential payments upon termination of other employment.

[•] Stock Option Plan

Our Board of Directors plan to approve and adopt [•] Stock Option Plan (the “Plan”). Below is a summary of the principal provisions of the Plan which does not purport to be complete.

The Plan provides for the grant of stock options to our employees, officers, directors, and consultants, and is administered by the Board of Directors, provided that the Board may delegate such administration to a committee consisting of no fewer than two independent members of the Board of Directors. The Plan provides for a total of [•] shares of Common Stock to be reserved for issuance. Proportionate adjustments will be made to the number of shares of Common Stock subject to the Plan in the event of any change in our capitalization affecting our Common Stock, such as a stock split, reverse stock split, recapitalization, or combination of the authorized, issued, and outstanding shares of Common Stock. Shares of Common Stock subject to option grants that are terminated or forfeited will again be available for issuance under the Plan. As of the date of this prospectus, there are [•] options or other grants outstanding under the Plan.

Outstanding Equity Awards at Fiscal Year End

There are no outstanding unexercised option, unvested stock, or other equity incentive plan award held by any of our named executive officers as of December 31, 2024.

Compensation of Directors

As of the day of this prospectus, Yunlong Zhang is our sole director. As of the date of this prospectus, we do not have a policy to pay our director for serving on our board or fees for attending scheduled and special meetings of our board of directors. Following consummation of the Offering, independent directors will be compensated $[•] per year, payable in equal quarterly payments. Independent directors will also be compensated $[•] per year for each committee on which they participate and an additional $[•] per year for serving as chair of a committee. Independent Directors shall also receive [•] options to purchase our Common Stock at the price to be paid by investors in the Offering; however, none of these options will vest until the closing of this Offering, at the earliest. The options will have a ten-year exercise period and will be subject to adjustments for stock splits, reorganizations, and similar corporate actions.

Since at this time we do not have a compensation committee, the function of considering and deciding compensation of directors are currently being performed by our board of directors. Following the completion of the Offering, the compensation committee shall be responsible for setting executive compensation, for making recommendations to the full Board concerning director compensation and for general oversight of the compensation and benefit programs for other employees.

Limitation on Liability and Indemnification Matters

No director or officer of the corporation past, present or future, shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the liability of a director for acts or omissions which involve intentional misconduct, fraud or knowing violation of law and for the payment of dividends in violation of Section 78.300 of the Delaware Revised Statutes is not so eliminated. The corporation shall advance or reimburse reasonable expenses incurred by this individual without regard to the limitations in Delaware Revised Statute 78.7502, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation.

Our bylaws provide for the indemnification of our directors and officers, as to those liabilities and on those terms and conditions as appropriate.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our Common Stock. The information below indicates:

•        each person who is known by us to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of Common Stock;

•        each of our directors, executive officers, and nominees to become directors; and

•        all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and the percentage of beneficial ownership of each listed person prior to this Offering is calculated based on 9,700,000 shares of Common Stock outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this Offering is based on [•] shares of Common Stock outstanding immediately after the completion of this Offering, assuming the underwriters do not exercise their over-allotment option.

Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Common Stock. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of Common Stock, over which he or she has or shares of Common Stock, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days after the date of this prospectus. As used herein, “voting power” is the power to vote or direct the voting of shares of Common Stock and “investment power” includes the power to dispose or direct the disposition of shares of Common Stock.

Except as otherwise noted below, the address for persons listed in the table is 2825 Wilcrest Drive, Suite 421, Houston, Texas, 77042.

	Shares of Common Stock beneficially owned prior to the Offering		Shares of Common Stock beneficially owned after the Offering
Name of Beneficial Owner	Number	%	Number	%
Yunlong Zhang	6,300,000	64.95%	6,300,000	[•]%
Zhimin Chen	2,400,000	24.74%	2,400,000	[•]%

All executive officers and directors as a group ([•] persons)	8,700,000	89.69%	8,700,000	[•]%
Yuchen Zhang(1)	500,000	5.15%	500,000	[•]%
Zhou Ye(2)	500,000	5.15%	500,000	[•]%

____________

(1)      Yuchen Zhang is the daughter of Yunlong Zhang. Yunlong Zhang disclaims beneficial ownership to the shares of Common Stock owned by Yuchen Zhang.

(2)      Zhou Ye is the spouse of Zhimin Chen. Zhimin Chen disclaims beneficial ownership to the shares of Common Stock owned by Zhou Ye.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. Future sales of substantial amounts of our Common Stock, including shares of Common Stock issued upon the exercise of outstanding options, in the public market after this Offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Common Stock or impair our ability to raise equity capital. Upon completion of this Offering, we will have outstanding shares of Common Stock held by public stockholders representing approximately [•]% of our Common Stock in issue if the underwriters do not exercise their over-allotment option, and approximately [•]% of our Common Stock in issue if the underwriters exercise their over-allotment option in full. All of the Common Stock sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

We cannot assure you that a liquid trading market for our Common Stock will develop on NASDAQ or be sustained after this Offering. Once approved for listing on NASDAQ, sales of substantial amounts of our shares of Common Stock following this Offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our shares of Common Stock, and could impair our future ability to obtain capital, especially through an offering of equity securities.

We will have an aggregate of [•] shares of Common Stock outstanding immediately upon the closing of this Offering, if the underwriters do not exercise their over-allotment option in full, or [•] shares of Common Stock, if the over-allotment option is exercised in full.

Of these shares, the [•] shares of Common Stock sold in this Offering by us, will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares of Common Stock described below and whose sales would be subject to additional restrictions described below. The remaining 9,700,000 shares of Common Stock, representing approximately [•]% of our outstanding shares, following the Offering, respectively, will be held by our existing stockholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below for our officers, directors and greater than 5% stockholders, holders of restricted shares of Common Stock will be entitled to sell those shares of Common Stock in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements described below, and the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.

Upon expiration of the respective lock-up periods after the date of this prospectus, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

Lock-up Arrangements

See “Plan of Distribution” and “Underwriting — Lock-up Agreements.”

Rule 144

As of the date of this prospectus, we have 9,700,000 shares of Common Stock issued and outstanding. All of the shares of our Common Stock outstanding prior to the closing of this Offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those securities, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares of Common Stock were acquired from us or from our affiliate would be entitled to freely sell those shares of Common Stock.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares of Common Stock that is not more than the greater of:

•        1% of the number of shares of Common Stock then outstanding, which will equal approximately [•] shares immediately after this Offering, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our Common Stock on Nasdaq or other relevant national securities exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases shares of our Common Stock from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this Offering is eligible to resell those shares of Common Stock in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares of Common Stock would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

UNDERWRITING

In connection with this Offering, we will enter into an underwriting agreement with Eddid Securities USA Inc. (“Eddid”) as representative for the underwriters in this Offering with respect to the shares of Common Stock. The representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this Offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters and each of the underwriters, severally and not jointly, has agreed to purchase from us, on a firm commitment basis, the number of shares of Common Stock set forth opposite its name below, at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Shares
Eddid Securities USA Inc.	[•]
Total	[•]

Upon the declaration of effectiveness of the registration statement of which this prospectus forms a part, we will enter into an underwriting agreement with the representative. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of Common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are committed to purchase all of the shares of Common Stock offered by this prospectus and subject to prior sale other than those covered by the over-allotment option to purchase additional securities described below, if they purchase any such securities.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to the absence of any material adverse change in our business or in the financial markets, customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions, and comfort letters from us, our legal counsels, and our independent auditors. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters will offer the shares of Common Stock to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[•] per share of Common Stock. After this Offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Over-allotment Option

We have granted the underwriters an option, exercisable in whole or in part, from time to time, for up to 45 days after the closing date of this Offering, permits the underwriters to purchase a maximum of [•] additional shares of Common Stock (equal to 15% of the shares of Common Stock sold in this initial public offering) from us at a price per share equal to the public offering price per share less the underwriting discounts set forth on the cover of this prospectus to cover over-allotments, if any. We will be obligated, pursuant to the option, to sell these additional shares of Common Stock to the underwriters to the extent the Over-Allotment Option is exercised.

Discounts and Expenses

We have agreed to pay the underwriters a cash fee discount for the Common Stock to be sold in this Offering equal to six percent (6.00%) of the aggregate gross proceeds received by the Company in the Offering.

The underwriters have advised us that they propose to offer shares of Common Stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After this Offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The following table shows the assumed public offering price per share and total assumed public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their Over-Allotment Option. Because the actual amount to be raised in this Offering is uncertain, the actual total underwriting discounts are not presently determinable and may be substantially less than the maximum amount set forth below.

	Per share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over Allotment Option
Initial public offering price	$	[•]	$	[•]	$	[•]
Underwriting discounts to be paid by us (6.0%)(1)	$	[•]	$	[•]	$	[•]
Proceeds to the Company, before expenses	$	[•]	$	[•]	$	[•]

____________

(1)      We have agreed to pay the underwriting discounts equal to six percent (6%) of the gross proceeds of this Offering, at the closing of this Offering, and each closing of the Over-Allotment Option, if any. The fees do not include (i) a non-accountable expense allowance equal to one percent (1%) of the gross proceeds (excluding any proceeds from the exercise of the Over-Allotment Option from this Offering, and (ii) the reimbursement of certain expenses of the underwriters.

We have also agreed to pay the underwriters by deduction from the gross proceeds of the Offering contemplated herein a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds received by us from the sale of the shares of Common Stock from this Offering, including the proceeds from any Over-Allotment Option exercised by the representative, if any.

In addition, we have agreed to pay all reasonable, necessary, accountable and documented out-of-pocket expenses relating to the underwriters performance pursuant to the Offering and including, without limitation: expenses for travel, due diligence expenses, reasonable fees and expenses of underwriters’ legal counsel, expenses for any roadshow and background checks on the Company’s principals. We estimate such expenses payable by us in connection with this Offering, excluding the underwriting discounts and non-accountable expenses referred to above, will be no greater than $250,000, the maximum aggregate reimbursement amount of the underwriters’ accountable expenses.

We estimate that the total expenses of the Offering payable by us, excluding underwriting discounts and non-accountable expense allowance, will be approximately $[•].

Listing

We intend to apply to have our Common Stock listed on Nasdaq under the symbol “[•].” No assurance can be given that our listing will be approved by Nasdaq or that a trading market will develop for our Common Stock. We will not proceed with this Offering in the event the Common Stock is not approved for listing on Nasdaq.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and existing stockholders owning 5% or more of our Common Stock and or holders of securities exercisable for or convertible into our Common Stock outstanding immediately upon the closing of this Offering equal to 5% or more of our capital stock upon closing, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of six (6) months following the closing of this Offering.

In addition, we have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of six (6) months following the closing of this Offering.

Right of First Refusal

We have agreed to grant the representative, for the period commencing to the closing of this Offering and concluding twelve (12) months thereafter, a right of first refusal exercisable at the representative’s sole discretion to act as lead or managing underwriter, exclusive placement agent, exclusive financial advisor or in any other similar capacity, for any and all future registered, underwritten public offering of securities, and private placement of securities, for which the Company or any of the subsidiaries retains the service of an investment bank or similar financial advisor in connection with such offering during such twelve (12) month period of the Company. We have agreed not to offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which we offer to retain the Representative. Such offer shall be made in writing in order to be effective. The Representative shall notify us within five (5) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Representative should decline such retention, we shall have no further obligations to the Representative with respect to the offering of securities.

Fee Tail Period

For a period of twelve (12) months from the earlier to occur of the expiration or termination of our engagement with the representative or the closing of the Offering, if we receive any proceeds from the sale of our securities to certain investors with whom were introduced to us by the representative during the Offering, we have agreed to pay to the representative a cash fee equal to six percent (6%) of such gross proceeds.

Electronic Offer, Sale, and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this Offering and the underwriters participating in this Offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares of Common Stock for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other Relationships

The underwriter and its affiliates may, in the future provide various investment banking, commercial banking and other financial services for our company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, our Company has no present arrangements with the underwriter for any further services.

Offering Price Determination

There is no established market for our Common Stock. The public offering price of the securities we are offering will be negotiated between us and Eddid. Factors considered in determining the public offering price of the shares of Common Stock include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the Offering and such other factors as are deemed relevant.

Using the above valuation factors and the number of shares of Common Stock outstanding, we set a price range between $[•] and $[•] per share of our Common Stock.

An active trading market for our Common Stock may not develop. It is possible that after this Offering our Common Stock will not trade in the public market at or above the initial offering price.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this Offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales that maintain or otherwise affect the price of our Common Stock.

•        Stabilizing transactions permit bids to purchase Common Stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the Common Stock while the Offering is in progress.

The underwriters may also sell shares of Common Stock in excess of the option to purchase additional shares of Common Stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in the Offering.

•        Specifically, the underwriters may sell more shares of Common Stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of Common Stock available for purchase by the underwriters under option to purchase additional shares of Common Stock. The underwriters can close out a covered short sale by exercising the option to purchase additional shares of Common Stock or purchasing shares of Common Stock in the open market. In determining the source of the shares of Common Stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of the shares of Common Stock compared to the price available under the option to purchase additional shares of Common Stock.

•        Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares of Common Stock or preventing or retarding a decline in the market price of its shares of Common Stock. As a result, the price of the Common Stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither our Company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our company’s Common Stock. These transactions may be effected on Nasdaq, or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this Offering, the underwriters may engage in passive market making transactions in our company’s Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares of Common Stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase our shares of Common Stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Common Stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Common Stock, where action for that purpose is required. Accordingly, our Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

In addition to the Offering of the shares of Common Stock in the United States, the underwriters may, subject to applicable foreign laws, also offer the shares of Common Stock in certain countries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any transaction during the last three fiscal years with any director, executive officer, director nominee, 5% or more stockholder, nor have we entered into transaction with any member of the immediate families of the foregoing person (including spouse, parents, children, siblings, and in-laws) or is any such transaction proposed, except as follows:

These related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of Related Party	Relationship to Us
Mr. Yunlong Zhang	Director of the Company
Shenzhen Best-Water S&T Co. Ltd. (“SZBW”)	CEO of SZBW is the same as the Company’s CEO and SZBW is wholly owned by the Company’s CEO

In the ordinary course of business, during the years ended December 31, 2022, 2023 and 2024, the Company was involved in certain transactions, either at cost or current market prices, and on normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
	US$	US$	US$
Amount due from a related party
Name of related party
Mr. Yunlong Zhang	—	2,213,677	—
	—	2,213,677	—

In 2023, the Company entered into a loan agreement in a principal amount not to exceed $3,000,000 with a related party, the director of the Company, which carries no interest with a maturity date of December 31, 2025. During 2023, the Company lent $3,544,021 to Mr. Yunlong Zhang and received repayments of $1,330,344, resulting in a net loan of $2,213,677 outstanding. During 2024, the Company lent $2,355,506 and received repayments of $2,266,117, resulting in a net loan of $89,389. The outstanding loan balance of $2,303,066 was settled by the special dividend on December 31, 2024.

The Company lent $334,000 to Mr. Yunlong Zhang and received repayments of $312,000, resulting in a net loan of $22,000 during the first half of the year 2025. The outstanding loan balance of $22,000 was settled by the dividend on June 1, 2025.

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
	US$	US$	US$
Amount due to a related party
Name of related party
Mr. Yunlong Zhang	15,027	—	—
	15,027	—	—

Mr. Yunlong Zhang made payment on behalf of the Company when temporary payment was required. The Company paid back to Mr. Zhang Yunlong for reimbursement expenses when receiving the payment from clients. As of December 31, 2022, 2023 and 2024, the outstanding balance due to related party was $15,027, nil and nil, respectively.

	As of December 31, 2022	As of December 31, 2023	As of December 31, 2024
	US$	US$	US$
Prepayment to a related party*
Name of related party
SZBW	—	90,000	525,000
	—	90,000	525,000
	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	US$	US$	US$
Construction consultancy service fee and equipment fee
Name of related party
SZBW	111,220	283,753	108,500
	111,220	283,753	108,500

____________

*        The Company prepaid $100,000 for equipment fee to SZBW on March 5, 2025. As of September 25, 2025, the balance of prepayment to SZBW is $625,000.

Stock Compensation of An Immediate Family Member of An Executive Officer

Zhou Ye serves as the Investors Relates Officer of Bestwater and is the spouse of Zhimin Chen, our Chief Financial Officer. Mr. Zhou received 500 shares of common stock of Bestwater on March 21, 2025, in consideration for services rendered. Pursuant to the Share Exchange Agreement, he received 500,000 shares of Common Stock on June 5, 2025.

Review, Approval, and Ratification of Related Party Transactions

Prior to completion of this Offering, we intend to adopt formal written procedures for the review, approval, or ratification of transactions with related persons, or the Related Persons Transaction Policy. The Related Persons Transaction Policy will provide that the audit committee of our board of directors will be charged with reviewing for approval or ratification all transactions with “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) that are brought to the audit committee’s attention. We also maintain certain compensation agreements and other arrangements with certain of our executive officers, which are described under “Executive Compensation” elsewhere in this prospectus.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 100,000,000 shares of Common Stock, par value $0.0001 per share, of which 9,700,000 are currently issued and outstanding.

Each outstanding share of Common Stock entitles the holder thereof to one vote per share on matters submitted to a vote of stockholders. Stockholders do not have preemptive rights to purchase shares of Common Stock in any future issuance of our Common Stock.

The holders of shares of our Common Stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend. Should we decide in the future to pay dividends, it will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant. Each share shall be entitled to the same dividend. In the event of our liquidation, dissolution or winding up, holders of our Common Stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our Common Stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our Common Stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights

Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our Common Stock can elect all of our directors.

Dividend Rights

The holders of our Common Stock are entitled to receive, and will share ratably in, dividends when and as declared by our board of directors from legally available sources, subject to the prior rights of the holders of our preferred stock, if any. See “Dividend Policy.”

Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Conversion or Redemption Rights

Our Common Stock will be neither convertible nor redeemable.

Anti-Takeover Provisions

The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and encourage persons seeking to acquire control of our Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

As per our amended and restated certificate of incorporation, we are not subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. As per our amended and restated certificate of incorporation, the Company shall not engage in any business combination (as defined in the amended and restated certificate of incorporation), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined amended and restated certificate of incorporation) for a period of three (3) years following the time that such stockholder became an interested stockholder, except under certain circumstances, such as if the board of directors approved the transaction before the stockholder became an interested stockholder, if at least 66 and 2/3 of the Company’s outstanding voting stock voted in favor (not by written consent) of the combination or if the stockholder, at the time it consummated the transaction pursuant to which it became an interested stockholder, owned at least 85% of the Company’s voting stock (not including stock held by officers, directors or employee stock plans).

The amended and restated certificate of incorporation includes the definition of the terms used in this section, including that an interested stockholder is any person (other than the Company and any direct or indirect majority-owned subsidiary of the Company) that (i) is the owner of 15% or more of the outstanding voting stock of the Company, or (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting stock of the Company at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Company deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” included in the amended and restated certificate of incorporation, but shall not include any other unissued stock of such Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our By-Laws provide that we must indemnify and may advance expenses to directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the By-Laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving our respective directors, officers or employees for which indemnification is sought.

Transfer Agent

The transfer agent for our Common Stock is [name], [address], phone: [•]; facsimile [•].

LEGAL MATTERS

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for us by Hunter Taubman Fischer & Li, 950 Third Avenue, 19th Floor, New York, NY 10022. This draft does not contain an opinion letter from counsel since the same is not required in this draft, confidential submission. Ortoli Rosenstadt LLP is acting as counsel to the underwriters in connection with this Offering.

EXPERTS

The audited consolidated financial statements of the Company as of December 31, 2024 and 2023 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes appearing in this registration statement, have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as set forth in their report thereon.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We will file with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement to be filed, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document will be filed as an exhibit to the registration statement, please see the copy of the contract or document that will be filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon the completion of this Offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available on the website of the SEC referred to above. We also maintain a website at http://www.bw-industrial.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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BESTWATER USA INC.

INDEX TO FINANCIAL INFORMATION STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

BestWater USA Inc.

Opinion on the Financial Statements

We have audited the balance sheets of BestWater USA Inc. (the “Company”) as of December 31, 2023 and 2024, the related statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2025

New York, New York

August 14, 2025

BESTWATER USA INC.
BALANCE SHEETS
(Expressed in U.S. dollars (“US$”), except for the number of shares)

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Assets
Current assets
Cash	9,573,299	9,443,799
Accounts receivables, net	83,287	970,500
Contract assets	2,466,530	12,665,217
Amount due from related parties	2,303,677	525,000
Prepayment and other current assets	92,171	436,616
Total current assets	14,518,964	24,041,132

Non-current assets
Equipment, net	—	81,860
Operating lease right-of-use assets	—	16,888
Other non-current assets	1,500	1,500
Total non-current assets	1,500	100,248

Total assets	14,520,464	24,141,380

Liabilities and stockholders’ equity
Current liabilities
Accounts payables	7,016,247	10,605,026
Contract liabilities	315,000	743,012
Income tax payable	1,253,857	2,024,259
Accrued expense and other current liabilities	857,968	222,674
Total current liabilities	9,443,072	13,594,971

Non-current liabilities
Other non-current liabilities	—	1,477
Total non-current liabilities	—	1,477

Total liabilities	9,443,072	13,596,448

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, par value US$0.01, 10,000 shares authorized; 9,200 shares issued and outstanding as of December 31, 2023 and 2024	92	92
Additional paid-in capital	441,644	441,644
Retained Earnings	4,635,656	10,103,196
Total stockholders’ equity	5,077,392	10,544,932

Total liabilities and stockholders’ equity	14,520,464	24,141,380

The accompanying notes are an integral part of these financial statements.

BESTWATER USA INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. dollars (“US$”), except for the number of shares)

	For the year ended December 31, 2023	For the year ended December 31, 2024
	US$	US$
Revenue	29,075,604	102,048,355
Cost of revenues	(21,962,790)	(88,920,480)
Gross profit	7,112,814	13,127,875

Operating expenses:
Selling, general and administrative expenses	(1,899,253)	(3,396,780)
Total operating expenses	(1,899,253)	(3,396,780)

Income from operations	5,213,561	9,731,095

Other income
Interest income	271	105,115
Total other income	271	105,115

Income before income tax expense	5,213,832	9,836,210
Income tax expense	(1,094,905)	(2,065,604)
Net income	4,118,927	7,770,606

Earnings per share
Basic and diluted	451	845
Weighted average shares outstanding
Basic and diluted	9,132	9,200

The accompanying notes are an integral part of these financial statements.

BESTWATER USA INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in U.S. dollars (“US$”), except for the number of shares)

	Common stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Share	Amount
		US$	US$	US$	US$
Balance, December 31, 2022	8,400	84	312,956	516,729	829,769
Issuance of common stock under share-based compensation plan	800	8	128,688	—	128,696
Net income	—	—	—	4,118,927	4,118,927
Balance, December 31, 2023	9,200	92	441,644	4,635,656	5,077,392
Dividends declared to the stockholder	—	—	—	(2,303,066)	(2,303,066)
Net income	—	—	—	7,770,606	7,770,606
Balance, December 31, 2024	9,200	92	441,644	10,103,196	10,544,932

The accompanying notes are an integral part of these financial statements.

BESTWATER USA INC.
STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars (“US$”), except for the number of shares)

	For the year ended December 31, 2023	For the year ended December 31, 2024
	US$	US$
Cash flows from operating activities
Net income	4,118,927	7,770,606
Adjustment to reconcile net income to net cash generated from operating activities:
Depreciation of equipment	—	17,158
Amortization of right-of-use assets	—	15,589
Share-based compensation expense	128,696	—
Changes in assets and liabilities
Accounts receivables, net	702,160	(887,213)
Contract assets	(2,209,530)	(10,198,687)
Amount due from related party	(90,000)	(435,000)
Prepayment and other current assets	(48,449)	(344,445)
Accounts payables	6,959,842	3,588,779
Contract liabilities	315,000	428,012
Amount due to related party	(15,027)	—
Income tax payables	1,253,857	770,402
Accrued expense and other current liabilities	453,687	(667,771)
Other non-current liabilities	—	1,477
Net cash provided by operating activities	11,569,163	58,907

Cash flows from investing activities
Purchase of equipment	—	(99,018)
Net cash used in investing activities	—	(99,018)

Cash flows from financing activities
Borrowings to related party	(3,544,021)	(2,355,506)
Repayment made by related party	1,330,344	2,266,117
Net cash used in financing activities	(2,213,677)	(89,389)

Net change in cash	9,355,486	(129,500)
Cash as of beginning of the year	217,813	9,573,299
Cash as of the end of the year	9,573,299	9,443,799

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Income taxes	10,000	1,295,202

NON-CASH OPERATING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets	—	32,477
Non-cash dividend settlement	—	2,303,066

The accompanying notes are an integral part of these financial statements.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

BESTWATER USA INC. (the “Company”) was incorporated in the state of Texas, U.S.A on November 21, 2016. The Company authorized 10,000 shares of common stock and initially issued 6,800 shares of common stock, par value US$0.01 each.

BW Industrial Holdings Inc. (the “Holding Company”) was incorporated in Delaware on April 28, 2025, and is headquartered in Houston. Subsequently on June 5, 2025, the Company completed a share exchange for that the stockholders of the Company became stockholders of Holding Company with the same shareholding percentage and the Holding Company became the sole stockholder of the Company.

The Company engages in providing engineering, procurement, and construction (“EPC”) services for critical process systems across multiple industrial sectors. The Company serves clients in energy storage and battery manufacturing, renewable energy infrastructure, electronics production, advanced manufacturing, and semiconductor fabrication industries.

Note 2 — SUMMARY OF ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimate in the period is revenue recognition. Actual results could vary from the estimates and assumptions that were used.

(c) Risks and uncertainties

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a client or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of other receivables (excluding prepayments) and cash and bank deposits presented on the balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with financial institutions with high-credit ratings and quality. As of December 31, 2023 and 2024, the Company’s cash was US$9,573,299 and US$9,443,799, respectively.

Accounts receivable primarily comprise of amounts receivable from the revenue from EPC services and sales of equipment. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service clients and other information.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

Concentration of demand

The following table sets forth a summary of single clients who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2023		2024
	US$	%	US$	%
Client
Client A	46,460	56%	—	—%
Client B	36,827	44%	—	—%
Client C	—	—%	970,500	100%
Total	83,287	100%	970,500	100%

The following table sets forth a summary of single clients who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023		2024
	US$	%	US$	%
Client
Client D	27,816,530	96%	19,673,476	19%
Client E	—	—%	79,569,682	78%
Total	27,816,530	96%	99,243,158	97%

The following table sets forth a summary of single clients who represent 10% or more of the Company’s total contract assets:

	As of December 31,
	2023		2024
	US$	%	US$	%
Client
Client D	2,466,530	100%	8,282,006	65%
Client E	—	—%	3,812,738	30%
Total	2,466,530	100%	12,094,744	95%

Concentration of supply

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2023		2024
	US$	%	US$	%
Supplier
Supplier A	2,600,000	37%	—	—%
Supplier B	2,248,780	32%	2,757,791	26%
Supplier C	890,504	13%	—	—%
Supplier D	—	—%	3,402,390	32%
Total	5,739,284	82%	6,160,181	58%

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total cost:

	For the years ended December 31,
	2023		2024
	US$	%	US$	%
Supplier
Supplier A	2,600,000	12%	—	—%
Supplier B	5,180,280	24%	—	—%
Supplier D	—	—%	17,188,618	19%
Supplier E	3,081,377	14%	—	—%
Supplier F	—	—%	16,287,868	18%
Supplier G	—	—%	12,687,903	14%
Supplier H	—	—%	11,144,609	13%
Total	10,861,657	50%	57,308,998	64%

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. The management concluded that the Company’s available cash and working capital will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these financial statements. Accordingly, management continues to prepare the Company’s financial statements on a going concern basis.

(d) Fair value measurement

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of input that may be used to measure fair value:

•        Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

•        Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

•        Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities of the Company primarily consist of cash, accounts receivable, contract assets, amount due from related parties, prepayment and other current assets, accounts payable, contract liabilities, income tax payable and accrued expense and other current liabilities which are subject to fair value measurement; however, because of their being short term in nature management believes their carrying values approximate their fair value as of December 31, 2024 and 2023.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(e) Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company December deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. The Company discloses all significant related party transactions in Note 10.

(f) Cash

Cash consists of cash in banks and certificate of deposit, the Company’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use. Deposits are held at highly liquid and well capitalized financial institutions. Risk of loss is not expected by management.

(g) Accounts receivable

Accounts receivables are recognized in the period when the Company has delivered service to its clients and when its right to consideration is unconditional. Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. Management reviews its accounts receivable on a regular basis to determine if the provision for credit loss is adequate, and makes provision when necessary. Accounts receivable

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

are considered past due based on contractual terms. In establishing the allowance, management uses probability of default method to estimate the amount of the allowance for credit losses. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and client specific quantitative and qualitative factors that may affect the Company’s clients’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote. As of December 31, 2023 and 2024, the Company made nil allowance for expected credit loss for accounts receivable.

(h) Contract assets

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. As of December 31, 2023 and 2024, the Company made nil allowance for expected credit loss for contract assets.

(i) Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the ASU on January 1, 2022 and applied to accounts receivable, contract assets and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows. As of December 31, 2023 and 2024, the Company made nil allowance for expected credit loss for accounts receivable, contract assets and other financial instruments.

(j) Prepayment and other current assets

Prepayments are mainly payments made to vendors or services providers for future services that have not been provided. These amounts are refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2024 and 2023, no allowance was deemed necessary.

(k) Equipment, net

Equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful life
vehicle	5 years

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of operations and comprehensive loss.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

(l) Contract liabilities

Contract liabilities are recorded when consideration is received from a client prior to transferring the services to the client or other conditions under the terms of a sales contract. As of December 31, 2023 and 2024, the Company recorded contract liabilities of US$315,000 and US$743,012, respectively, which was presented as contract liabilities on the accompanying balance sheets. For the years ended of December 31, 2023 and 2024, the Company recognized revenue from contract liabilities is nil.

(m) Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n) Revenue recognition

The Company engages in providing engineering, procurement, and construction (“EPC”) services for critical process systems across multiple industrial sectors. The Company serves clients in energy storage and battery manufacturing, renewable energy infrastructure, electronics production, advanced manufacturing, and semiconductor fabrication industries.

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of April 1, 2020. Accordingly, the consolidated financial statements for the year ended December 31, 2024 and 2023 are presented under ASC 606. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. For the accounting period, the Company has determined two revenue streams for the accounting period, which includes: (1) Revenue from EPC services and (2) Sales of equipment and others.

Revenue from contracts with clients is recognized using the five-step model defined by ASC Topic 606 which requires the Company to (1) identify its contracts with clients, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

(1) EPC services

The Company typically got the project through project bidding or purchase orders from its clients which will set the terms and conditions including the transaction price, services to be performed, performance obligations, and terms of payments. The terms and conditions serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue. The performance obligation is to provide engineering, procurement, and construction services to the clients. There is no implied or implicit performance obligations related to the contract and/or purchase order. The scope of work to be executed by the Company shall include all materials and equipment required by the Contract and all temporary or permanent sub-contractor’s personnel, materials and other items and services required for the engineering, procurement, construction, facility equipment commissioning, training, defect remedy and acceptance.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

The contract is typically fixed priced with certain exemptions, which have a variable consideration within a range of the contract price based on changing the scope of work, which is reflected in the milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual obligation. The Company’s revenue is derived from contracts where scope is adequately defined, and therefore the Company can reasonably estimate total contract value. Revenue and gross profit or loss for contracts can be significantly affected by variable consideration, which can be in the form of unapproved change orders and liquidated damages that may not be resolved until the later stages of the contract or after the contract has been completed. The Company estimates variable consideration based on the amount the Company expects to be entitled, and includes estimated amounts in transaction price to the extent it is probable that a significant future reversal of cumulative revenue recognized will not occur or when the Company concludes that any significant uncertainty associated with the variable consideration is resolved. For 2024 and 2023, we had no material amounts in revenue related to unapproved change orders or liquidated damages.

Customer contracts are generally represented by a contract with durations typically ranging from three months to two years. The Company uses the Percentage of Completion(“POC”) method, the ratio of contract costs incurred to date compared to total estimated contract costs, to recognize revenue (an input method). For these contracts, revenue is recognized overtime since the customer controls the projects being constructed and renovated throughout the process, and there is a continuous transfer of control from the Company to the customer. There is typically no warranty obligation except for certain projects, of which contracts may include retentions or holdbacks, in accordance with the local requirements, to be paid one-year after the quality assurance warranty period expires to ensure that Company meets the contract obligations and to provide guarantees that the product will function as intended and meet the agreed-upon specifications. This assurance-type warranty is not accounted for as a separate performance obligation, and thus no transaction price is being allocated. According to past experience, the Company never occurred quality problems after the project was completed. The amount of warranty is nil for the years ended December 31, 2023 and 2024. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the clients and the transfer of promised services to the clients will be less than one year.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred represent a reasonable measure of progress towards the satisfaction of a performance obligation in order to estimate the portion of revenue earned. The Company uses the input method to recognize revenue due to the outputs are difficult to measure. Input methods recognize revenue on the basis of the entity’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The contract price is fully allocated to one performance obligation. Milestone billing payments are approved once the service is certified by the client at each milestone. Remaining performance obligation represents all future revenue under contract that has not yet been recognized as revenue and includes unearned revenue. The value of the transaction price allocated to remaining performance obligations under EPC service contracts as of December 31, 2023 was approximately $22.2 million. The Company recognized 89% of remaining performance as revenue in 2024. The value of the transaction price allocated to remaining performance obligations under EPC service contracts as of December 31, 2024 was approximately $12.7 million. The Company expects to recognize 100% of remaining performance obligations as revenue in the next twelve months.

Contract costs typically include direct labor, subcontractor and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. This means that profit is not recognized until the outcome can be reliably measured. The stage of completion is determined through the proportion of costs incurred to total costs.

The Company’s contract with the client has payment terms specified based upon certain obligations completed. The Company will submit progress billing to the client when the stage of the project is completed, and after the Company receives the certificate from client, the Company will issue a tax invoice to the client. As the clients are required to pay

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

(2) Sales of equipment and others

Revenue from sales of equipment and others comprised of revenue mainly from equipment sales with minor installation and transportation, and other design service, which is recognized when the performance obligation is satisfied at a point in time generally as the equipment is sold or services are provided for a duration of typically less than three months. The Company typically receives purchase orders from its clients which will set for the terms and conditions including the transaction price, equipment or services to be provided or performed, performance obligations, and terms of payment. The terms and conditions serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue. The key performance obligation is the delivery or completion of the equipment or the services to the client according to the contract. The Company recognizes revenue when the following events have occurred: (a) the Company has performed the contract obligation; (b) the Company has a present right to payment; (c) the client has legal rights to the equipment or services, and (d) the client bears significant risks and rewards of ownership of the services. The completion of this revenue process is evidenced by the client acceptance on the equipment and services and the Company recognized the revenue at a point in time.

The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the service before it is transferred to clients, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with client, and has pricing discretion.

(o) Operating leases

The Company adopted ASC Topic 842, Leases (“ASC 842”) on January 1, 2022, using the modified retrospective method. The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease term of 12 months or less.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for operating lease. ROU assets acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in the Company’s leases is not readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease.

Leases with an initial lease term of 12 months or less are not recorded on the balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

(p) Selling expenses

Selling expenses include related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

(q) General and administrative expenses

General and administrative expenses mainly consist of staff cost, office supplies and upkeep expenses, travelling and entertainment, legal and professional fees, property and related expenses, other miscellaneous administrative expenses.

(r) Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Under ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigations based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefits recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer satisfied. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the year incurred. There were no uncertain tax positions as of December 31, 2024 and 2023. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the financial statements.

For the years ended December 31, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

(s) Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of common stock by the weighted average number of common stock outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of common stock as adjusted for the effect of dilutive common stock equivalents, if any, by the weighted average number of common stock and dilutive common stock equivalents outstanding during the period. However, common stock equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. For the years ended December 31, 2023 and 2024, the Company did not have any dilutive shares.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

(t) Share-based compensation

The Company applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

(u) Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews results when making decisions about allocating resources and assessing the performance of the Company.

The Company’s assets are substantially all located in the U.S. and substantially all of the Company’s revenues and expenses are derived in the U.S. Therefore, no geographical segments are presented.

For the years ended December 31, 2023 and 2024, the CODM reviewed the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole, and the Company has only one reportable segment.

(v) Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its financial statements.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — SUMMARY OF ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. The amendment requires entities to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The amendment also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosure under certain circumstances. The amendment does not change or remove those disclosure requirements and also does not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. For the years ended December 31, 2023 and 2024, the Company has one reporting business segment. The adoption of ASU 2023-07 does not have a material impact on the Company’s financial statements.

In December 2023, the FASB issued ASU No.2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosure to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These issues to remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). The ASU requires a public business entity to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. ASU 2024-03, as clarified by ASU 2025-01 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the impact of adoption on the Company’s related disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by service lines for the years ended December 31, 2023 and 2024:

	For The Years Ended December 31,
	2023	2024
	US$	US$
EPC services	28,009,454	101,951,758
Sales of equipment and others	1,066,150	96,597
	29,075,604	102,048,355

– Over time	28,009,454	101,951,758
– At a point in time	1,066,150	96,597
	29,075,604	102,048,355

The Company recognizes revenue from EPC services based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the client and the Company’s right to bill the client as costs are incurred.

The following table present the Company’s revenue disaggregated by the countries which the client is located for the years ended December 31, 2023 and 2024:

	For The Years Ended December 31,
	2023	2024
	US$	US$
United States	28,192,005	102,048,355
Hungary	883,599	—

Note 4 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consist of the following:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Accounts receivables	83,287	970,500
Less: Allowance for expected credit loss	—	—
Accounts receivables, net	83,287	970,500

For the years ended December 31, 2023 and 2024, there is no credit loss recorded.

The following table sets forth the aging analysis of accounts receivables, net, based on the invoice date as of the dates mentioned below:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Within 30 days	—	970,500
Between 31 and 60 days	—	—
Between 61 and 90 days	—	—
Over 91 days	83,287	—
Accounts receivables, net	83,287	970,500

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — CONTRACT ASSETS AND CONTRACT LIABILITIES

Net contract assets consisted of the following:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Contract assets	2,466,530	12,665,217
Contract liabilities	(315,000)	(743,012)
Contract assets, net	2,151,530	11,922,205

The Company believes that none of the clients above were experiencing financial difficulties that would materially impact the collectability of the Company’s total contract assets as of December 31, 2023 and 2024.

Note 6 — EQUIPMENT, NET

	As of December 31, 2023	As of December 31, 2024
	US$	US$
At cost:
Vehicles	—	99,018
	—	99,018

Less: accumulated depreciation	—	(17,158)
Equipment, net	—	81,860

Depreciation expense for the years ended December 31, 2023 and 2024 was nil and US$17,158, respectively.

Note 7 — ACCOUNTS PAYABLES, ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

Accounts payables, accrued expense and other current liabilities consist of the following:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Accounts payables	7,016,247	10,605,026

Accrued expense and other current liabilities
Other payables	699,068	46,847
SBA Loan	158,900	158,900
Lease liabilities	—	16,927
Accrued expense and other current liabilities	857,968	222,674

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 8 — INCOME TAXES

Income tax expense for the years ended December 31, 2023 and 2024 consisted of the following:

	For The Years Ended December 31,
	2023	2024
	US$	US$
Current income tax expense:
Federal	1,273,857	2,065,604
State	—	—
	1,273,857	2,065,604
Deferred income tax benefit:
Federal	(178,952)	—
State	—	—
	(178,952)	—
Total	1,094,905	2,065,604

The following table presents a reconciliation of the Company’s income tax at statutory tax rate and income tax at effective tax rate for the years ended December 31, 2023 and 2024.

	For The Years Ended December 31,
	2023	2024
	US$	US$
Income before income taxes	5,213,832	9,836,210
Statutory income tax rate	21%	21%
Income tax expense at statutory rate	1,094,905	2,065,604
Tax effect of non-taxable income	—	—
Tax effect of non-deductible items	—	—
Others	—	—
Tax expenses at effective tax rate	1,094,905	2,065,604
Effective tax rate	21%	21%

The Company is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. The U.S. federal statutory tax rate is 21%. For the federal income tax, the federal net operating losses incurred after 2017 are limited to 80% of taxable income and do not have an expiring date. For the state income tax, there is no net operating loss as of December 31, 2023 and 2024. There is no deferred tax assets or liabilities as of December 31, 2023 and 2024.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. The Company is subject to taxation and files income tax returns in the United States federal jurisdiction. As of December 31, 2024, tax years for 2021, 2022 and 2023 are subject to examination by tax authorities.

Note 9 — EQUITY

The Company initially authorized 100 shares of common stock, par value $1 per share. In April 2025, the Company amended its Article of the Certificate of Formation to increase the number of authorized shares of common stock to 10,000 shares and change the par value to $0.01 per share.

The Company has performed a series of issuances of common stock resulting in 9,200 shares of common stock issued and outstanding as of December 31, 2023 and 2024. The Company only has one single class of common stock that is accounted for as permanent equity.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS

These related parties of the Company with whom transactions are reported in these financial statements are as follows:

Name of Related Party	Relationship to Us
Mr. Zhang Yunlong	Director of the Company
Shenzhen Best-Water S&T Co. Ltd. (“SZBW”)	CEO of SZBW is the same as the Company’s CEO and SZBW is wholly owned by the Company’s CEO

In the ordinary course of business, during the years ended December 31, 2023 and 2024, the Company was involved in certain transactions, either at cost or current market prices, and on normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Amount due from a related party
Name of related party
Mr. Zhang Yunlong	2,213,677	—
	2,213,677	—

In 2023, the Company entered into a loan agreement in a principal amount not to exceed $3,000,000 with a related party, the director of the Company, which carries no interest with a maturity date of December 31, 2025. During 2023, the Company lent $3,544,021 to Mr. Zhang Yunlong and received repayments of $1,330,344, resulting in a net loan of $2,213,677 outstanding. During 2024, the Company lent $2,355,506 and received repayments of $2,266,117, resulting in a net loan of $89,389. The outstanding loan balance of $2,303,066 was settled by the special dividend on December 31, 2024.

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Prepayment to a related party
Name of related party
SZBW	90,000	525,000
	90,000	525,000
	For the year ended December 31, 2023	For the year ended December 31, 2024
	US$	US$
Construction consultancy service fee and equipment fee
Name of related party
SZBW	283,753	108,500
	283,753	108,500

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 11 — OPERATING LEASES — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Lease commitment

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The recognized operating lease ROU assets and lease liabilities as follows:

	As of December 31, 2023	As of December 31, 2024
	US$	US$
Operating lease ROU asset	—	16,888
	As of December 31, 2023	As of December 31, 2024
	US$	US$
Operating lease liabilities
Current portion	—	16,927
Non-current portion	—	1,477
Total	—	18,404

As of December 31, 2024, future minimum lease payments under the non-cancellable operating leases are as follows:

Future payment	US$
2025	17,718
2026	1,477
Thereafter	—
Total future lease payment	19,195
Less: imputed interest	(791)
Present value of operating lease liabilities	18,404
Operating lease liabilities, current portion	16,927
Operating lease liabilities, non-current portion	1,477

The following summarizes other supplemental information about the Company’s operating lease as of December 31, 2024:

Weighted average discount rate	8.500%
Weighted average remaining lease term (years)	1.083

Note 12 — SHARE-BASED COMPENSATION EXPENSE

The stockholders and Board of Directors of the Company approved the 2023 Grant Notice to issue 800 shares of Common Stock to the employee. The purpose of the 2023 Grant Notice is to award exceptionally talented and qualified individuals who provided excellent performance in the past period. The Award has no blackout period and any restricted, which is an immediate vesting.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 12 — SHARE-BASED COMPENSATION EXPENSE (cont.)

Share-based compensation expense recognized in the statements of operations and comprehensive income was as follows:

	For The Years Ended December 31,
	2023	2024
	US$	US$
General and administrative expenses	128,696	—
Income tax effect	(27,026)	—
Share-based compensation expense, net of tax	101,670	—

The fair value per shares is approximately US$161. The valuation was estimated on the grant date by the discounted cash flow method (“DCF”) which considers that the present value of an investment is determined by the expected future economic benefits, such as the income that generated regularly, cost savings and sales revenue. In discounted cash flow method, a discount rate that can reflect the current market yield and the inherent risk of investment is used to discount the future net cash flow and evaluate the Company.

Discount rate is used to convert the annual net cash flow into present value, and it is based on an estimated weighted average cost of capital (“WACC”). WACC consists of cost of equity and cost of debt, and it is calculated by the proportion of capital structure.

The cost of equity, or required return on equity, is estimated using the capital asset pricing model (“CAPM”) which is based on the premise that an industry’s capitalization rate is equal to the risk-free rate of return plus an equity risk premium adjusted by an industry risk factor based on beta. The beta is developed by analyzing the historical relationship between the return required by investors in a particular industry and the average return required by investors in the market as a whole. A small size premium is applied in estimating an appropriate cost of equity, due to the relative size of the Company. Additional adjustments may be made for company-specific factors.

The following tables summarized the small size risk premium (“SRP”), additional risk premium (“ARP”), cost of equity (“Ke”), after-tax cost of debt (“Kd”), debt-to-equity ratio and WACC as of the Valuation Date:

For The Years Ended December 31, 2023
Valuation Date	2023/2/1
SRP	4.70%
ARP	2.50%
Kd*(1-t)*	3.81%
Ke	18.07%
%Debt	12.8%
%Equity	87.20%
WACC	16.00%

____________

*        t = Effective tax rate

For the year ended December 31, 2023 and 2024, the Company recognized share-based compensation expense is $128,696 and nil.

Note 13 — SEGMENT INFORMATION

The Company operates and manages its business as a single reportable segment, which is consistent with how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, makes operating decisions and allocates resources. The CODM assesses performance and results of operations at the Company level. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

BESTWATER USA INC.
NOTES TO FINANCIAL STATEMENTS

Note 13 — SEGMENT INFORMATION (cont.)

Measure of Segment Profit or Loss

The CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the consolidated net income from the statement of operations, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the year ended December 31, 2023	For the year ended December 31, 2024
	US$	US$
Revenue	29,075,604	102,048,355
Cost of revenues	(21,962,790)	(88,920,480)
Selling, general and administrative expenses	(1,899,253)	(3,396,780)
Interest income	271	105,115
Income tax expense	(1,094,905)	(2,065,604)
Net Income	4,118,927	7,770,606

Note 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

As of December 31, 2023 and 2024, the Company had neither significant financial nor capital commitment.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and up through August 14, 2025, the issuance date of these financial statements were available to be issued.

Note 15 — SUBSEQUENT EVENTS

On April 28, 2025, BW Industrial Holdings Inc. was incorporated in Delaware and is headquartered in Houston. On June 5, 2025, the Company completed a share exchange for that the stockholders of the Company became stockholders of Holding Company with the same shareholding percentage and the Holding Company became the sole stockholder of the Company.

On June 1, 2025, the Company declared cash dividend of $206 per share of common stock to all stockholders of common stock of record as of June 1, 2025. In July 2025, the Company paid an aggregate cash dividend of $1,998,200 to all stockholders.

Except for the above, the Company has assessed all events from December 31, 2024, up through date which is the date that these financial statements are available to be issued, there are not any material subsequent events that require disclosure in these financial statements.

Until [•], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[•] Shares of Common Stock

BW INDUSTRIAL HOLDINGS INC.

__________________________________________________

Prospectus dated [•], 2025

__________________________________________________

Eddid Securities USA Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth estimated expenses we expect to incur in connection with the sale of the shares of Common Stock being registered. All such expenses are estimated except for the SEC and FINRA registration fees.

SEC registration fee	$	[ ]
FINRA registration fee		$(1)
Printing expenses	$
Fees and expenses of counsel for the Company	$
Fees and expenses of accountants for Company	$
Blue Sky fees and expenses	$
Underwriter Expenses		$(2)
Miscellaneous	$
Total Expenses	$

____________

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of shares of Common Stock sold in the Offering.

(1)      This amount represents the filing fee required in connection with the proposed initial public offering.

(2)      This amount represents $[•] to [•] acting as representative of the underwriters for its out-of-pocket expenses pursuant to the Underwriting Agreement which is filed as Exhibit 1.1.

Item 14. Indemnification of Directors and Officers.

No director or officer of the corporation past, present or future, shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the liability of a director for acts or omissions which involve intentional misconduct, fraud or knowing violation of law and for the payment of dividends in violation of Section 78.300 of the Delaware Revised Statutes is not so eliminated. The corporation shall advance or reimburse reasonable expenses incurred by this individual without regard to the limitations in Delaware Revised Statute 78.7502, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation.

Our bylaws provide for the indemnification of our directors and officers, as to those liabilities and on those terms and conditions as appropriate.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise; (i) each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions; (iii) the transactions did not involve a public offering; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

On June 5, 2025, the Company completed the Share Exchange transaction and issued 9,700,000 shares of Common Stock to four stockholders of Bestwater. The issuance and sale were made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

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Item 16. Exhibits

Exhibit No.	Description
1.1*	Form of the Underwriting Agreement
2.1*	Share Exchange Agreement, dated June 5, 2025.
3.1*	Certificate of Incorporation of the Company, effective on June 5, 2025.
3.2*	Amended and Restated Certificate of Incorporation of the Company, effective on [ ], 2025
3.3*	By-laws of the Company, adopted on [•].
5.1*	Opinion of Hunter Taubman Fischer & Li LLC
10.1*	The Service Agreement by and between Bestwater and Propersys Corporation, dated August 1, 2025
10.2*	The Form of Agreement with Subcontractors
10.3*	The Employment Agreement with Yunlong Zhang, dated [•].
10.4*	The Employment Agreement with Zhimin Chen, dated [•].
10.5*	The Form of Director Offer Letter
10.6*	[•] Stock Option Plan, adopted on [•]
21.1*	List of Subsidiaries
23.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Hunter Taubman Fischer & Li LLC (included in exhibit 5.1)
99.1*	Consent of Director Nominee ([•])
99.2*	Consent of Director Nominee ([•])
99.3*	Consent of Director Nominee ([•])
99.5*	Form of Audit Committee Charter
99.6*	Form of Compensation Committee Charter
99.7*	Form of Nominating and Governance Committee Charter
99.8*	Consent Letter of Frost & Sullivan
107*	Filing Fees Exhibit

____________

*        Not furnished with this confidential submission. To be filed in our registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes to:

(1)    File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)     Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii)   Include any additional or changed material information on the plan of distribution.

(2)    For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)    File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

(4)    For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

(5)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)    For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time as the initial bona fide offering thereof.

(8)    Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, on September [    ], 2025.

By:
Yunlong Zhang
Chief Executive Officer
By:
Zhimin Chen
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
	Chief Executive Officer and Director	September [ ], 2025
Yunlong Zhang	(principal executive officer)
	Chief Financial Officer	September [ ], 2025
Zhimin Chen	(principal accounting officer)

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